                                 LOAN AGREEMENT

                          Dated as of November 19, 2002

                                     between

                       AMERICANA FOODS LIMITED PARTNERSHIP

                                       and

                                  REGIONS BANK

                                 LOAN AGREEMENT

     THIS LOAN AGREEMENT (the "Agreement"), dated as of November 19, 2002, is between AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership (the "Borrower"), and REGIONS BANK, an Alabama banking corporation (the "Lender").

                                    RECITALS:

     Borrower has requested that Lender extend credit to Borrower in as described in this Agreement. Lender is willing to make such credit available to Borrower upon and subject to the provisions, terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                                   Definitions

     Section 1.1 Definitions. As used in this Agreement, all exhibits, appendices and schedules hereto and in any note, certificate, report or other Loan Documents made or delivered pursuant to this Agreement, the following terms will have the meanings given such terms in this Section 1.1 or in the provision, section or recital referred to below:

     Advance: An advance by Lender to Borrower pursuant to Article II.

     Advance Request Form: A certificate, in a form approved by Lender, properly completed and signed by Borrower requesting a Revolving Credit Advance.

     Affiliate: As to any Person, any other Person (a) that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person; (b) that directly or indirectly beneficially owns or holds five percent (5%) or more of any class of voting stock of such Person; or (c) five percent (5%) or more of the voting stock of which is directly or indirectly beneficially owned or held by the Person in question. The term "control" means the possession, directly or indirectly, of the power to direct or cause direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise; provided, however, in no event shall Lender be deemed an Affiliate of Borrower or any of its Subsidiaries or Affiliates.

     Agreement: Has the meaning set forth in the Introductory Paragraph hereto, as the same may, from time to time, be amended, modified, restated, renewed, waived, supplemented, or otherwise changed, and includes all schedules, exhibits and appendices attached or otherwise identified therewith.

     Assignment of Rents: The present, unconditional and absolute Assignment of Rents of even date with this Deed of Trust executed by the Borrower as Assignor in favor of the Lender as amended from time to time.

     Borrowing Base: At any time, an amount equal to the sum of (a) eighty-five percent (85%) of the value of Eligible Accounts, plus (b) the lesser of (i) fifty percent (50%) of the net book value of Eligible Inventory or (ii) eighty percent (80%) of the net liquidation value of Eligible Inventory, as determined by Lender in its reasonable judgment, provided such value shall not exceed $2,500,000.00, lesa (c) the amount, as determined by Lender in its reasonable judgment, sufficient to offset any liens which may attach to inventory arising out of the Perishable Agricultural Commodities Act(1) or the Food Security Act(2).

     Borrowing Base Report: A certificate setting forth the Borrowing Base (in a form acceptable to Lender in substantially the form of Exhibit B attached hereto) prepared by and certified by the chief financial officer of Borrower.

----------
(1)  7 U.S.C.A. Section 499 et seq. (West 2002)

(2)  7 U.S.C.A. Sections 1631 (West 2002)


LOAN AGREEMENT - Page 1




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     Borrower: The Person identified as such is the Introductory Paragraph hereof, and its successors and assigns.

     Business Day: A weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in Dallas, Texas are authorized or required by law to be closed. Unless otherwise provided, the term "days" when used herein shall mean calendar days.

     Capital Expenditure: Any expenditure by a Person for (a) an asset which will be used in a year or years subsequent to the year in which the expenditure is made and which asset is properly classified in relevant financial statements of such Person as equipment, real property, a fixed asset or a similar type of capitalized asset in accordance with GAAP or (b) an asset relating to or acquired in connection with an acquired business, and any and all acquisition costs related to (a) or (b) above.

     Capitalized Lease Obligation: The amount of Debt under a lease of Property by a Person that would be shown as a liability on a balance sheet of such Person prepared for financial reporting purposes in accordance with GAAP.

     Cash Flow: For any Person shall mean, for any applicable period of determination, (a) the sum of (i) the Net Income of such Person for such period (after deduction for income taxes and other taxes of such Person determined by reference to income or profits of such Person), plus (ii), to the extent deducted in the computation of such Net Income, the amount of depreciation and amortization expense and deferred tax liabilities of such Person for such period.

     Code: The Uniform Commercial Code, as amended from time to time, in effect in the State in which the Collateral is located.

     Collateral: As defined in Section 4.1 of this is Agreement.

     Commitment: The obligation of Lender to make Revolving Credit Advances pursuant to Section 2.1A in an aggregate principal amount at any time outstanding up to but not exceeding FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00).

     Compliance Certificate: A certificate to be furnished to Lender, in the form set forth on Exhibit A attached hereto and incorporated herein by reference, certified by the chief financial officer of Borrower pursuant to the applicable provisions of this Agreement, certifying that as of the date thereof, no Event of Default shall have occurred and be continuing, or if any Event of Default shall have occurred and be continuing, specifying in detail the nature and period of existence thereof and any action taken or proposed to be taken by Borrower with respect thereto, and also certifying as to whether Borrower is in compliance with financial covenants contained in Article VIII (which certificate shall set forth, in reasonable detail, the calculations and the resultant ratios and financial tests determined thereunder).

     Constituent Documents: (i) in the case of a corporation, its articles or certificate of incorporation and bylaws; (ii) in the case of a general partnership, its partnership agreement; (iii) in the case of a limited partnership its certificate of limited partnership and partnership agreement;
(iv) in the case of a trust, its trust agreement; (v) in the case of a joint venture, its joint venture agreement; (vi) in the case of a limited liability company, its articles of organization and operating agreement or regulations; and (vii) in the case of any other entity, its organizational and governance documents and agreements.

     Constituent Party: Any signatory to this Agreement that signs on Borrower's behalf that is a corporation, general partnership, limited partnership, limited liability company, joint venture, trust, or other type of business organization.

     Cure Period: As defined in Section 9.1.B hereof.

     Currant Maturities of Long-Term Indebtedness: In respect of a Person and as of any applicable date of determination thereof, that portion of Long-Term Indebtedness that should be classified as current in accordance with GAAP.


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     Debt: As to any Person at any time (without duplication): (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, notes, debentures, or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable of such Person arising in the ordinary course of business that we not past due by more than ninety (90) days, (d) all Capitalized Lease Obligations of such Person, (e) all Debt or other obligations of others Guaranteed by such Person, (f) all obligations secured by a Lien existing on property owned by such Person, whether or not the obligations secured thereby have been assumed by such Person or are non-recourse to the credit of such Person, (g) any other obligation for borrowed money or other financial accommodations which in accordance with GAAP would be shown as a liability on the balance sheet of such Person, (h) any repurchase obligation or liability of a Person with respect to accounts, chattel paper or notes receivable sold by such Person, (i) any liability under a sale and leaseback transaction that is not a Capital Lease Obligation, (j) any obligation under any so-called "synthetic leases", (k) any obligation arising with respect to any other transaction that is the functional equivalent of borrowing but which does not constitute a liability on the balance sheets of a Person, (l) all reimbursement obligations of such Person (whether contingent or otherwise) in respect of letters of credit, bankers' acceptances, surety or other bonds and similar instruments, and (m) all liabilities of such Person in respect of unfunded vested benefits under any Plan.

     Debt-to-Tangible Net Worth Ratio: The ratio of (a) the total Debt of such Person less the total Subordinated Debt of such Person to (b) the Tangible Net Worth of such Person.

     Deed of Trust: The Deed of Trust dated as of the date hereof, executed by Borrower, as grantor, to Robert F. Strong, as trustee, for the benefit of Leader, as beneficiary, relating to the Mortgaged Property.

     Default: Any condition or event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default.

     Default Interest Rate: A rate per annum equal to the Maximum Lawful Rate.

     Disclosure Schedule: The Schedule attached as Exhibit C.

     Distribution: Any dividend on or other distribution (whether by reduction of capital or otherwise) paid in cash or cash equivalent with respect to any shares of capital stock (or other ownership interests), except for dividends from a Subsidiary of Borrower to another of its Subsidiaries.

     EBITDA: An amount equal to Net Income plus the sum of interest, taxes, depreciation and amortization, and the transaction costs and expenses associated with the acquisition, the loan agreement and the transaction contemplated hereby and thereby.

     Eligible Accounts: All accounts receivable of Borrower created in the ordinary course of business that are acceptable to Lender and satisfy the following conditions:

          (a) The account complies with all applicable laws, rules, and regulations, including, without limitation, usury laws, the Federal Truth in Lending Act, and Regulation Z of the Board of Governors of the Federal Reserve System;

          (b) The account has not been outstanding for more than ninety (90) days past the original date of invoice;

          (c) The account does not represent a commission and the account was created in connection with (i) the sale of goods by Borrower in the ordinary course of business and such sale has been consummated and such goods have been shipped and delivered and received by the account debtor, or (ii) the performance of services by Borrower in the ordinary course of business and such services have been completed and accepted by the account debtor;

          (d) The account arises from an enforceable contract, the performance of which has been completed by Borrower;


LOAN AGREEMENT - Page 3




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          (e) The account does not arise from the sale of any good that is on a bill-and-hold, except for contracts for which performance has been fully completed by Borrower, guaranteed sale, sale-or-return, sale on approval, consignment, or any other repurchase or return basis;

          (f) Borrower has good and indefeasible title to the account and the account is not subject to any Lien except Liens in favor of Lender;

          (g) The account does not arise out of a contract with or order from, an account debtor that, by its terms, prohibits or makes void or unenforceable the grant of a security interest by Borrower to Lender in and to such account;

          (h) The account is not subject to any setoff, counterclaim, defense, dispute, recoupment, or adjustment other than normal discounts for prompt payment;

          (i) The account debtor is not insolvent or the subject of any bankruptcy or insolvency proceeding and has not made an assignment for the benefit of creditors, suspended normal business operations, dissolved, liquidated, terminated its existence, ceased to pay its debts as they become due, or suffered a receiver or trustee to be appointed for any of its assets or affairs;

          (j) The account is not evidenced by chattel paper or an instrument;

          (k) No default exists under the account by any party thereto;

          (l) The account debtor has not returned or refused to retain, or otherwise notified Borrower of any dispute concerning, or claimed nonconformity of, any of the goods from the sale of which the account arose;

          (m) Other than accounts owed by TCBY International, TCBY Systems and TCBY Enterprises, the account is not owed by an Affiliate, employee, officer, director or shareholder of Borrower;

          (n) The account is payable in dollars by the account debtor;

          (o) The account is not owed by an account debtor whose accounts Lender in its reasonable credit judgment has chosen to exclude from Eligible Accounts;

          (p) The account shall be ineligible if the account debtor is domiciled in any country other than the United States of America and Canada;

          (q) The account shall be ineligible if more than twenty-five percent (25%) of the aggregate balances then outstanding on accounts owed by such account debtor and its Affiliates to Borrower are more sixty (60) days past due or more than ninety (90) days past the dates of their original invoices, whichever is less;

          (r) The account shall be ineligible if the account debtor is the United States of America or any department, agency, or instrumentality thereof, and the Federal Assignment of Claims Act of 1940, as amended, shall not have been complied with;

          (s) The account shall be ineligible to the extent the aggregate of all accounts owed by the account Debtor and its Affiliates to which the account relates exceeds twenty-five percent (25%) of all accounts owed by all of Borrower's account debtors; provided, however, that the accounts of Blue Line shall be ineligible to the extent the aggregate of all accounts owed by the Blue Line and its Affiliates exceeds thirty percent (30%) of all accounts owed by all of Borrower's account debtors; and

          (t) The Account is otherwise acceptable in the commercially reasonable judgment of Lender; provided that Lender shall have the right to create and adjust eligibility standards and related reserves from time to time in its good faith credit judgment.


LOAN AGREEMENT - Page 4




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The amount of the Eligible Accounts owed by an account debtor to Borrower shall be reduced by the amount of all "contra accounts" and other obligations owed by Borrower to such account debtor.

     Eligible Inventory: All inventory of raw materials and finished goods then owned by (and in the possession or under the control of) Borrower and held for sale or disposition in the ordinary course of Borrower's business, in which Lender has a perfected, first priority security interest, valued at the lower of actual cost or fair market value. Eligible Inventory shall not include (a) inventory that has been shipped or delivered to a customer on consignment, a sale-or-return basis, or on the basis of any similar understanding, (b) inventory with respect to which a claim exists disputing Borrower's title to or right to possession of such inventory, (c) inventory that is not in good condition or does not comply with any applicable law, rule, or regulation or any standard imposed by any Governmental Authority with respect to its manufacture, use, or sale, (d) inventory that is damaged, obsolete or otherwise not readily saleable, (e) inventory covered by negotiable warehouse at other document of title (unless the same is in the possession of Lender); (f) inventory held for rental or lease, (g) inventory that Lender, in its reasonable credit judgment, has determined to be unmarketable, (h) inventory subject to third-party intellectual property agreements, excluding manufactured inventory by Borrower pursuant that certain license agreement ("License Agreement") with TCBY Systems, LLC and (i) inventory that requires consent of a third-party for manufacture or sale.

     Environmental Indemnity Agreement: The Environmental Indemnity Agreement of even date herewith, executed by Borrower in favor of Lender.

     ERISA: The Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereunder.

     ERISA Affiliate: Any corporation or trade or business which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Borrower or is under common control (within the meaning of
Section 414(c) of the Code) with Borrower.

     Event of Default: Any happening or occurrence described in Section 9.1 of this Agreement.

     Financing Statement: The financing statement or financing statements (on Standard Form UCC-1 or otherwise) executed and delivered by Borrower in connection with the Loan Documents.

     Fixed Charge Coverage Ratio: The ratio of (a) the sum of Cash Flow to (b) the sum of Current Maturities of Long Term Indebtedness plus Distributions plus Capital Expenditures plus that portion of Capitalized Lease Obligations that should be classified as current in accordance with GAAP, to the extent not included within the calculation of the Current Maturities of Long Term Indebtedness, in accordance with Section 8.1 of this Agreement.

     GAAP: Generally accepted accounting principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

     Governmental Authority: The United States, each state, each county, each city, and each other political subdivision in which all or any portion of the Collateral is located, and each other political subdivision, agency, or instrumentality exercising jurisdiction over Lender, any Constituent Party or the Collateral.

     Hazardous Substances: shall have the meaning assigned to such term in the Environmental Indemnity Agreement.

     Indebtedness: (i) The principal of, interest on, or other sums evidenced by the Loan Documents; (ii) any other amounts, payments, or premiums payable under the Loan Documents; (iii) such additional sums, with interest thereon, as may hereafter be borrowed from Lender, its successors or assigns, by the then record owner of the Mortgaged Property, when evidenced by a promissory note which, by its terms, is secured hereby (it being contemplated by Borrower and Lender that such future indebtedness may be incurred); and (iv) any and all other indebtedness, obligations, and liabilities of any kind or character of Borrower to Lender, now or hereafter existing, absolute or contingent, due or not due, arising by operation of law or otherwise, or direct or indirect, primary or


LOAN AGREEMENT - Page 5




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secondary, joint, several, joint and several, fixed or contingent, secured or unsecured by additional or different security or securities, including indebtedness, obligations, and liabilities to Lender of Borrower as a member of any partnership, joint venture, trust or other type of business association, or other group, and whether incurred by Borrower as principal, surety, endorser, guarantor, accommodation party or otherwise, it being contemplated by Borrower and Lender that Borrower may hereafter become indebted to Lender in further sum or sums; and (v) any and all renewals, modifications, amendments, restatements, rearrangements, consolidations, substitutions, replacements, enlargements, and extensions of any of the foregoing, it being contemplated by Borrower and Lender that Borrower may hereafter become indebted to Lender in further sum or sums.

     Intellectual Property:

          (a) copyright rights, copyright applications; copyright registrations and like protections in work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret (collectively, the "Copyrights");

          (b) trade secrets and any and all intellectual property rights in computer software and computer software products;

          (c) design rights;

          (d) patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same;

          (e) trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business connected with and symbolized by such trademarks or servicemarks (collectively, the "Trademarks");

          (f) rights to the proceeds (excluding attorneys' and other professional and expert fees and expenses) arising from any and all claims or damages by way of past, present and future infringement of any of the rights included above, with the right, but not the obligation, to sue on behalf of and collect such damages for said use or infringement of the intellectual property rights identified above;

          (g) licenses and other rights to use any of the Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use to the extent permitted by any such license or right;

          (h) amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and

          (i) proceeds, and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

     Lien: Any lien, mortgage, security interest, tax lien, pledge, charge, hypothecation, assignment, preference, priority, or other encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or title retention agreement), whether arising by contract, operation of law, or otherwise.

     Loan Documents: This Loan Agreement, the Revolving Note, the Term Note, the Deed of Trust, the Security Agreement, Pledge Agreement, Environmental Indemnity Agreement, Assignment of Rents, and other instruments, documents, and agreements executed and delivered pursuant to or in connection with this Agreement, as such instruments, documents, and agreements may be amended, modified, renewed, restated, extended, supplemented, replaced, consolidated, substituted, or otherwise changed, from time to time.

     Lockbox Agreement: That certain Lockbox Agreement of even date herewith, executed by Borrower and Lender.

     Long-Term Indebtedness: In respect of a Person and as of any applicable date of determination thereof, all Debt (other than the aggregate outstanding principal balance of all Revolving Note) which should be classified as


LOAN AGREEMENT - Page 6




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"funded indebtedness" or "long-term indebtedness" on a balance sheet of such
Person as of such date in accordance with GAAP and Long-Term Indebtedness includes Capital Lease Obligations.

     Maximum Lawful Rate: The maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Lender in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law), taking into account all Charges made in connection with the transaction evidenced by the Note and the other Loan Documents. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Revolving Note or the Term Note, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

     Mortgaged Property: The Land, Minerals, Fixtures, Improvements, Personalty, Contracts, Leases, Rents and Reserves (all as defined in the Deed of Trust), and any interest of Borrower now owned or hereafter acquired in and to the Land, Minerals, Fixtures, Improvements, Personalty, Contracts, Leases, Rents and Reserves, together with any and all other security and collateral of any nature whatsoever, now or hereafter given for the repayment of the Indebtedness or the performance and discharge of the Obligations. As used in this Agreement, the term "Mortgaged Property" shall be expressly defined as meaning all or, where the context permits or requires, any portion of the above and all or, where the context permits or requires, any interest therein.

     Multiemployer Plan: A multiemployer plan defined as such in Section 3(37) of ERISA to which contributions have been made by Borrower or any ERISA Affiliate and which is covered by Title IV of ERISA.

     Net Income: The net income (or loss) of a Person for any applicable period of determination, determined in accordance with GAAP, but excluding, in any event:

          (a) any gains or losses on the sale or other disposition, not in the ordinary course of business, of investments or fixed or capital assets, and any taxes on the excluded gains and any tax deductions or credits on account of any excluded losses; and

          (b) in the case of Borrower, net earnings of any Person in which Borrower has an ownership interest, unless such net earnings shall have actually been received by Borrower in the form of cash distributions.

     Obligated Party: Any Person who is or becomes party to any agreement that guarantees or secures payment and performance of the Obligations or any part thereof,

     Obligations: Any and all of the covenants, conditions, warranties, representations, and other obligations (other than to repay the Indebtedness) made or undertaken by Borrower or any other person or party to the Loan Documents to Lender, the trustee under the Deed of Trust, or others as set forth in the Loan Documents, and in any deed, lease, sublease, or other form of conveyance, or any other agreement pursuant to which Borrower is granted a possessory interest in the Land.

     PBGC: The Pension Benefit Guaranty Corporation or any entity succeeding to all or any of its functions under ERISA.

     Permitted Liens:

          (a) Liens securing the performance of, or payment in respect of, bids, tenders, leases, contract (other than for the repayment of borrower money), surety and appeal bonds and other obligations of a similar nature incurred in the ordinary course of business;


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          (b) Liens in favor of customs and revenue authorities arising as a matter of law or pursuant to a bond to secure payment of customs duties in connection with the importation of goods;

          (c) customary rights of setoff upon deposits of cash in favor of banks or other depository institutions in which such cash is maintained in the ordinary course of business;

          (d) Liens arising out of judgments or awards that do not constitute an Event of Defaults under Section 9.1M and in respect of which Borrower or any of its Subsidiaries subject thereto shall be prosecuting an appeal or proceedings for review in good faith and shall be maintaining appropriate reserves with respect to any such judgment or award.

          (e) Liens securing reimbursement obligations under commercial letters of credit incurred in the ordinary course of business;

          (f) Any liens constituting a Permitted Exception as defined in the Deed of Trust; and

          (g) Liens existing on the date of this Agreement securing obligations that are incurred in the ordinary course of business and not material to the property, financial condition or results of operations of Borrower and its Subsidiaries taken as a whole.

     Person: Any individual, corporation, limited liability company, business trust, association, company, partnership, joint venture, Governmental Authority, or other entity, and shall include such Person's heirs, administrators, personal representatives, executors, successors and assigns.

     Plan: Any employee benefit or other plan established or maintained by Borrower or any ERISA Affiliate and which is covered by Title IV of ERISA.

     Pledge Agreement - The Pledge Agreement of even date herewith executed by Capricorn Investors III, L.P. in favor of Lender, as the same may be amended renewed, extended, or ratified from time to time.

     Prohibited Transaction: Any transaction set forth in Section 406 of ERISA or Section 4975 of the Code;

     Property: As to any Person, any and all property, whether real, personal, tangible, intangible or mixed, of such Person, or any other assets owned, operated or leased by such Person.

     Related Indebtedness: The meaning set forth in Section 10.20 of this Agreement.

     Reportable Event: Any of the events set forth in Section 4043 of ERISA.

     Revolving Credit Advance: Any Advance made by Leader to Borrower pursuant to Section 2.1.A of this Agreement.

     Revolving Loan: The Indebtedness evidenced by the Revolving Note and governed by this Agreement.

     Revolving Note: That certain revolving promissory note of even date herewith executed by Borrower and payable to Lender in the amount of and evidencing the Revolving Loan, as the same may be amended, renewed, replaced, extended, supplemented, consolidated, restated, modified, otherwise changed and/or increased from time to time.

     Security Agreement: The Security Agreement of even date herewith, executed by Borrower in favor of Lender, as the same may be amended, restated, supplemented, modified, or changed from time to time.

     Subordinated Debt: Any Debt of Borrower (other than the Obligations) that has been subordinated to the Obligations by written agreement, in form and content reasonably satisfactory to Lender.

     Subsidiary: (a) any corporation of which at least a majority of the outstanding shares of stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting


LOAN AGREEMENT - Page 8




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power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by Borrower or one or more of the Subsidiaries or by Borrower and one or more of the Subsidiaries; and (b) any other entity (i) of which at least a majority of the ownership, equity or voting interest is at the time directly or indirectly owned or controlled by one or more of Borrower and the Subsidiaries and (ii) which is treated as a subsidiary in accordance with GAAP.

     Tangible Net Worth: At any particular time, all amounts which, in conformity with GAAP, would be included as stockholders' equity on a balance sheet of a Person; provided, however, there shall be excluded therefrom: (a) any amount at which the equity of such Person appears as an asset on such Person's balance sheet, (b) goodwill, including any amounts, however designated, that represent the excess of the purchase price paid for assets or stock over the value assigned thereto, (c) patents, trademarks, trade names, and copyrights,
(d) deferred expenses, (e) loans and advances to any stockholder, director, officer, or employee of the Person or any Affiliate of Person, Borrower, and (f) all other assets which are properly classified as intangible assets.

     TCBY Enterprises: Means TCBY Enterprises, Inc., a Delaware corporation.

     TCBY International: Means TCBY International, Inc., an Arkansas corporation.

     TCBY Systems: Means TCBY Systems, LLC, a Delaware limited liability company.

     Term Loan: The Indebtedness evidenced by the Term Note and governed by this Agreement.

     Term Note: That certain Promissory Note of even date herewith, payable to Lender in the amount of and evidencing the Term Loan, as the same may be renewed, extended or modified from time to time.

     Term Note Advance: Any Advance made by Lender to Borrower pursuant to
Section 2.1.B of this Agreement.

     Termination Date: 11:00 A.M. Dallas, Texas time on November 19, 2004, or such earlier date on which the Commitment terminates as provided in this Agreement.

     Section 1.2 Additional Definitions. As used herein, the following terms shall have the following meanings: (a) "Hereof," "hereby," "hereto," "hereunder," "herewith," and similar terms mean of, by, to, under and with respect to, this Agreement or to the other documents or matters being referenced; "Heretofore" means before, "hereafter" means after, and "herewith" means concurrently with, the date of this Agreement; all pronouns, whether in masculine, feminine or neuter form, shall be deemed to refer to the object of such pronoun whether same is masculine, feminine or neuter in gender, as the context may suggest or require; "Including" means including, without limitation; and all terms used herein, whether or not defined in Section 1.1 hereof, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.

     Section 1.3 Accounting Matters. Any accounting term used in this Agreement or the other Loan Documents shall have, unless otherwise specifically provided therein, the meaning customarily given such term in accordance with GAAP, and all financial computations thereunder shall be computed, unless otherwise specifically provided therein, in accordance with GAAP consistently applied; provided, that all financial covenants and calculations in the Loan Documents shall be made in accordance with GAAP as in effect on the date of this Agreement unless Borrower and Lender shall otherwise specifically agree in writing. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing.

     Section 1.4 Other Definitional Provisions. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words "hereof", "herein", and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all Article and Section references pertain to this Agreement. Terms used herein that are defined in the UCC, unless otherwise defined herein, shall have the meanings specified in the UCC.


LOAN AGREEMENT - Page 9

                                   ARTICLE II

                                    Advances

     Section 2.1 Advances.

          A. Revolving Credit Advances. Subject to the terms and conditions of this Agreement, Lender agrees to make one or more Revolving Credit Advances to Borrower from time to time from the date hereof to and including the Termination Date in an aggregate principal amount at any time outstanding up to but not exceeding the amount of the Commitment. Subject to the foregoing limitations, and the other terms and provisions of this Agreement, Borrower may borrow, repay, and reborrow hereunder.

               1. The Revolving Note. The obligation of Borrower to repay the Revolving Credit Advances and interest thereon shall be evidenced by the Revolving Note executed by Borrower, payable to the order of Lender, in the principal amount of the Commitment as originally in effect, and dated the date hereof.

               2. Repayment of Revolving Credit Advances. Borrower shall repay the unpaid principal amount of all Advances on the Termination Date, unless sooner due by reason of acceleration by Lender as provided in this Agreement.

               3. Interest. The unpaid principal amount of the Revolving Note shall, subject to the following sentence, bear interest as provided in the Revolving Note. If at any time the rate of interest specified in the Revolving Note would exceed the Maximum Lawful Rate but for the provisions thereof limiting interest to the Maximum Lawful Rate, then any subsequent reduction shall not reduce the rate of interest on the Revolving Credit Advances below the Maximum Lawful Rate until the aggregate amount of interest accrued on the Revolving Credit Advances equals the aggregate amount of interest which would have accrued on the Revolving Credit Advances if the interest rate had not been limited by the Maximum Lawful Rate. Accrued and unpaid interest on the Revolving Credit Advances shall be payable as provided in the Revolving Note and on the Termination Date.

               4. Borrowing Procedure. Borrower shall give Lender notice of each Revolving Credit Advance by means of an Advance Request Form containing the information required therein and delivered (by hand or by mechanically confirmed facsimile) to Lender no later than 11:00 a.m. (Dallas, Texas time) on the day on which the Revolving Credit Advance is desired to be funded. Lender at its option may accept telephonic requests for such Advances, provided that such acceptance shall not constitute a waiver of Lender's right to require delivery of an Advance Request Form in connection with subsequent Advances. Any telephonic request for a Revolving Credit Advance by Borrower shall be promptly confirmed by submission of a properly completed Advance Request Form to Lender, but failure to deliver an Advance Request Form shall not be a defense to payment of the Advance. Lender shall have no liability to Borrower for any loss or damage suffered by Borrower as a result of Lender's honoring of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it telephonically, by facsimile or electronically and purporting to have been sent to Lender by Borrower and Lender shall have no duty to verify the origin of any such communication or the identity or authority of the person sending it. Subject to the terms and conditions of this Agreement, each Revolving Credit Advance shall be made available to Borrower by depositing the same, in immediately available funds, in an account of Borrower designated by Borrower maintained with Lender at the principal office.

          B. Term Loan. Subject to the terms and conditions of this Agreement, Lender agrees to make, on or about the date of this Agreement a single Term Note Advance to Borrower in the principal amount of $10,000,000.00.

               1. The Term Note. The obligation of Borrower to repay the Term Loan and interest thereon shall be evidenced by the Term Note executed by Borrower, payable to the order of Lender, in the original principal amount of $10,000,000.00.


LOAN AGREEMENT - Page 10

               2. Repayment of Principal and Interest. Subject to prior acceleration as provided in this Agreement, the unpaid principal balance of the Term Note shall be repaid as provided therein.

               3. Interest. The unpaid principal amount of the Term Note shall, subject to the following sentence, bear interest as provided in the Term Note. If at any time the rate of interest specified in the Term Note shall exceed the Maximum Lawful Rate but for the provisions thereof limiting interest to the Maximum Lawful Rate, then any subsequent reduction, shall not reduce the rate of interest on the Term Note Advance below the Maximum Lawful Rate until the aggregate amount of interest accrued on the Term Note Advance equals the aggregate amount of interest which would have accrued on the Term Note Advance if the interest rate had not been limited by the Maximum Lawful Rate. Accrued and unpaid interest on the Term Note Advance shall be payable as provided in the Revolving Note and on the Termination Date.

     Section 2.2 General Provisions Regarding Interest; Etc.

          A. Any outstanding principal of any Advance and (to the fullest extent permitted by law) any other amount payable by Borrower under this Agreement or any other Loan Document that is not paid in full when due (whether at stated maturity, by acceleration, or otherwise) shall bear interest at the Default Interest Rate for the period from and including the due date thereof to but excluding the date the same is paid in full. Additionally, upon the occurrence of an Event of Default (and from the date of such occurrence) all outstanding and unpaid principal amounts of all of the Obligations shall, to the extent permitted by law, bear interest at the Default Interest Rate until such time as Lender shall waive in writing the application of the Default Interest Rate to such Event of Default situation. Interest payable at the Default Interest Rate shall payable from time to time on demand.

          B. Computation of Interest. Interest on the Advances and all other amounts payable by Borrower hereunder shall be computed on the basis of a year of 360 days and the actual number of days elapsed (including the first day but excluding the last day) unless such calculation would result in a usurious rate, in which case interest shall be calculated on the basis of a year of 365 or 366 days, as the case maybe.

     Section 2.3 Unused Facility Fee. Borrower agrees to pay to Lender an unused facility fee on the daily average unused amount of the Commitment for the period from February 17, 2003 to and including the Termination Date, at the rate of one-quarter of one percent (.25%) per annum based on a 360 day year and the actual number of days elapsed. For the purpose of calculating the commitment fee hereunder, the Commitment shall be deemed utilized by the amount of all outstanding Advances. Accrued commitment fee shall be payable in arrears on each Payment Date (as defined in the Revolving Note) and on the Termination Date.

     Section 2.4 Use of Proceeds. The proceeds of the Revolving Credit Advances shall be used by Borrower for working capital in the ordinary course of business and payment of short term account payables. The proceeds of the Term Loan will be used by Borrower: (i) to refinance Borrower's home office and facility plant,
(ii) for payment of that certain promissory note executed by Borrower, in the stated principal sum of ELEVEN MILLION ONE HUNDRED SIXTY EIGHT THOUSAND SIX HUNDRED NINETY THREE AND NO/100 DOLLARS ($11,168,693.00), dated March 18, 2002 and payable to the order of Harren C. Hickingbotham and F. Todd Hickingbotham (the "Hickingbotham Note") and (iii) for other purposes expressly permitted under the Loan Documents or as permitted by Lender.

     Section 2.5 Lockbox and Account Collections. All payments from account debtors of Borrower shall be deposited into a lockbox in accordance with the Lockbox Agreement.

                                   ARTICLE III

                              Conditions Precedent

     Section 3.1 Initial Extension of Credit. The obligation of Lender to make the initial Advance under any Note is subject to the condition precedent that Lender shall have received or shall have been waived by Lender


LOAN AGREEMENT - Page 11
in writing on or before the day of such Advance all of the following, each dated (unless otherwise indicated) the date hereof, in form and substance reasonably satisfactory to Lender:

          A. Resolutions. Resolutions of the Board of Directors (or other governing body) of Borrower certified by the Secretary or an Assistant Secretary (or other custodian of records) of Borrower which authorize the execution, delivery, and performance by Borrower of this Agreement and the other Loan Documents to which Borrower is or is to be a party;

          B. Incumbency Certificate. A certificate of incumbency certified by an authorized officer or representative certifying the names of the individuals or other Persons authorized to sign this Agreement and each of the other Loan Documents to which Borrower is or is to be a party (including the certificates contemplated herein) on behalf of Borrower together with specimen signatures of such Persons;

          C. Constituent Documents. The Constituent Documents for Borrower as of a date acceptable to Lender;

          D. Governmental Certificates. Certificates of the appropriate government officials of the state of incorporation or organization of Borrower as to the existence and good standing of Borrower, each dated within ten (10) days prior to the date of the initial Advance;

          E. Notes. The Revolving Note and Term Note executed by Borrower;

          F. Loan Documents. The Loan Documents executed by Borrower and other Obligated Parties;

          G. Financing Statements. Uniform Commercial Code financing statements executed by Borrower and covering such Collateral as Lender may request;

          H. Insurance Matters. Copies of insurance certificates describing all insurance policies required by Section 6.5, together with loss payable and lender endorsements in favor of Lender with respect to all insurance policies covering Collateral;

          I. UCC Search. The results of a Uniform Commercial Code search showing all financing statements and other documents or instruments on file against Borrower in the office of the Secretary of State of Texas, such search to be as of a date no more than ten (10) days prior to the date of the initial Advance;

          J. Opinion of Counsel. A favorable opinion of Akin Gump Strauss Hauer & Feld LLP., legal counsel to Borrower, as to such other matters as Lender may reasonably request; and

          K. Attorneys' Fees and Expenses. Evidence that the costs and expenses (including reasonable attorneys' fees) referred to in Section 10.1, to the extent properly incurred, shall have been paid in full by Borrower.

          L. Capricorn Equity. Capricorn shall have at least $3,000,000.00 of equity in Borrower, to be reflected on Borrower's books after giving effect to the transactions contemplated hereby.

          M. Account Payables. All of Borrower's accounts payable shall be current within ninety (90) days due.

          N. Capricorn Pledge. Capricorn shall purchase a $2,000,000.00 certificate of deposit from Lender to further secure the Revolving Note until Lender has received and reviewed Borrower's audited financial statements for the fiscal year ending December 2002. If EBITDA is at least $3,500,000.00 for the 2002 fiscal year, Lender will return the certificate of deposit to Capricorn. If EBITDA is less than $3,500,000,00 for the 2002 fiscal year, the certificate of deposit will be contributed as capital to Borrower. If the certificate of deposit is contributed as capital to Borrower, Lender shall have the right to adjust the financial covenants set forth in this Agreement to prohibit the distribution of such capital contribution.


LOAN AGREEMENT - Page 12

     Section 3.2 All Extensions of Credit. The obligation of Lender to make any Advance (including the initial Advance) is subject to the following additional conditions precedent:

          A. Request for Advance. Lender shall have received in accordance with this Agreement, as the case may be, an Advance Request Form pursuant to Lender's requirements dated the date of such Advance and executed by an authorized officer of Borrower;

          B. No Default, Etc. No Default or material adverse change or effect shall have occurred and be continuing, or would result from or after giving effect to such Advance;

          C. Representations and Warranties. All of the representations and warranties contained in Article VI hereof and in the other Loan Documents shall be true and correct in all material respects on and as of the date of such Advance with the same force and effect as if such representations and warranties had been made on and as of such date, except that the representations and warranties that relate to an earlier date shall have been true and correct in all material respects as of such date; and

          D. Additional Documentation. Lender shall have received such additional approvals, opinions, or documents as Lender or its legal counsel may reasonably request.

                                   ARTICLE IV

                                    Security

     Section 4.1 Collateral. Borrower shall execute and deliver or cause to be executed and delivered the Loan Documents to create liens on the Mortgaged property, the Accounts, Equipment and Inventory, the Properly and all other property and collateral described and defined in the Loan Documents (collectively, the "Collateral") to secure full and complete payment of the Indebtedness and performance of the Obligations. Borrower shall execute and cause to be executed such further documents and instruments, including without limitation. Uniform Commercial Code Financing Statements, as Lender, in its sole discretion, deems reasonably necessary or desirable to create, evidence, preserve, and perfect its liens and security interests in the Collateral.

     Section 4.2 Setoff. If an Event of Default shall have occurred and be continuing, Lender shall have the right to set off and apply against the Obligations in such manner as Lender may determine, at any time and without notice to Borrower, any and all deposits (general or special, time or demand, provisional or final) or other sums at any time credited by or owing from Lender to Borrower whether or not the Obligations are then due. As further security for the Obligations, Borrower hereby grants to Lender a security interest in all money, instruments, and other property of Borrower now or hereafter held by Lender, including, without limitation, property held in safekeeping. In addition to Lender's right of setoff and as further security for the Obligations, Borrower hereby grants to Lender a security interest in all deposits (general or special, time or demand, provisional or final) and other accounts of Borrower now or hereafter on deposit with or held by Lender and all other sums at any time credited by or owing from Lender to Borrower. The rights and remedies of Lender hereunder are in addition to other rights and remedies (including, without limitation, other rights of setoff) which Lender may have.

                                    ARTICLE V

                         Representations and Warranties

     To induce Lender to enter into this Agreement, and except as set forth on the Disclosure Schedule, Borrower represents and warrants to Lender that:

     Section 5.1 Corporate Existence. Borrower and each of its Subsidiaries (a) is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation; (b) has all requisite power and authority to own its assets and carry on its business as now being or as proposed to be conducted; and (c) is qualified to do business in all jurisdictions in which the nature of its business makes such qualification necessary and where failure to so qualify would have a material adverse effect on its business, condition (financial or otherwise), operations, prospects, or properties. Borrower has the power and authority to execute, deliver, and perform its obligations under this Agreement and the other Loan Documents to which it is or may become a party.


LOAN AGREEMENT - Page 13

     Section 5.2 Financial Statements; Etc. Borrower has delivered to Lender audited, consolidated financial statements of Borrower and its Subsidiaries as at and for the calendar year ended 2001. Such financial statements are true and correct in all material respects, have been prepared in accordance with GAAP, and fairly and accurately present, on a consolidated basis, the financial condition of Borrower and its Subsidiaries as of the respective dates indicated therein and the results of operations for the respective periods indicated therein. Neither Borrower nor any of its Subsidiaries has any material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments, or unrealized or anticipated losses from any unfavorable commitments except as referred to or reflected in such financial statements. Other than outstanding receivables owed by Multi Unit Solutions, Inc. ("MUS") to Borrower, there has been no material adverse change in the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any of its Subsidiaries since the effective date of the most recent financial statements referred to in this Section. All projections delivered by Borrower to Lender have been prepared in good faith, with care and diligence and use assumptions that are reasonable under the circumstances at the time such projections were prepared and delivered to Lender and all such assumptions are disclosed in the projections (it being understood that such projections are subject to uncertainties and contingencies, many of which are beyond Borrower's control and no assurance can be given that the projections will be realized).

     Section 5.3 Action; No Breach. The execution, delivery, and performance by Borrower of this Agreement and the other Loan Documents to which Borrower is or may become a party and compliance with the terms and provisions hereof and thereof have been duly authorized by all requisite action on the part of Borrower and do not and will not (a) violate or conflict with, or result in a breach of, or require any content under (i) Constituent Documents of Borrower or any of its Subsidiaries, (ii) any applicable law, rule, or regulation or any order, writ, injunction, or decree of any Governmental Authority or arbitrator, or (iii) any agreement or instrument to which Borrower or any of its Subsidiaries is a party or by which any of them or any of their Properties is bound or subject, or (b) constitute a default under any such agreement or instrument, or result in the creation or imposition of any Lien upon any of the revenues or assets of Borrower or any Subsidiary, except, with respect to clauses (i) and (ii) above, where such violation or conflict or breach or lack of consent would not have a material adverse effect on Borrower.

     Section 5.4 Operation of Business. Borrower and each of its Subsidiaries possess all licenses, permits, franchises, patents, copyrights, trademarks, and tradenames, or rights thereto, necessary to conduct their respective businesses substantially as now conducted and as presently proposed to be conducted, and Borrower and each of its Subsidiaries are not in violation of any valid rights of others with respect to any of the foregoing, except where failure to comply would not have a material adverse effect on Borrower.

     Section 5.5 Litigation and Judgments. There is no action, suit, investigation, or proceeding before or by any Governmental Authority or arbitrator pending, or to the knowledge of Borrower, threatened against or affecting Borrower or any of its Subsidiaries, that would, if adversely determined, have a material adverse effect on the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any of its Subsidiaries or the ability of Borrower to pay and perform the Obligations. There are no outstanding judgments against Borrower or any Subsidiary of Borrower.

     Section 5.6 Rights in Properties; Liens. Borrower and each of its Subsidiaries have good and indefeasible title to or valid leasehold interests in their respective Properties, including the Properties reflected in the financial statements described in Section 5.2. and none of the Properties of Borrower or any Subsidiary is subject to any Lien, except as permitted by Section 7.2.

     Section 5.7 Enforceability. This Agreement constitutes, and the other
Loan Documents to which Borrower is party, when delivered, shall constitute legal, valid, and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought at equity or at law).

     Section 5.8 Approvals. No authorization, approval, or consent of that has not been obtained, and no filing or registration with, any Governmental Authority or third party is or will be necessary for the execution, delivery, or performance by Borrower of this Agreement, and the other Loan Documents to which Borrower is or may become a party or the validity or enforceability thereof, except where the failure to obtain, file or register would not have a material adverse effect on Borrower.


LOAN AGREEMENT - Page 14

     Section 5.9 Debt. Other than as set forth on Exhibit C, Borrower and its Subsidiaries have no Debt.

     Section 5.10 Taxes. Borrower and each Subsidiary have filed all tax returns (federal, state, and local) required to be filed, including all income, franchise, employment, property, and sales tax returns, and have paid all of their respective liabilities for taxes, assessments, governmental charges, and other levies that are due and payable. Borrower knows of no pending investigation of Borrower or any Subsidiary by any taxing authority or of any pending but unassessed tax liability of Borrower or any Subsidiary.

     Section 5.11 Use of Proceeds; Margin Securities. Neither Borrower nor any Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T, U, or X of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Advance will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock.

     Section 5.12 ERISA. Borrower and each Subsidiary are in compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any plan. No notice of intent to terminate a Plan has been filed, nor has any Plan been terminated. No circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings. Neither Borrower nor any ERISA Affiliate has completely or partially withdrawn from a Multiemployer plan. Borrower and each ERISA Affiliate have met their minimum funding requirements under ERISA with respect to all of their Plans, and the present value of all vested benefits under each Plan do not exceed the fair market value of all Plan assets allocable to such benefits, as determined on the most recent valuation date of the Plan and in accordance with ERISA. Neither Borrower nor any ERISA Affiliate has incurred any liability to the PBGC under ERISA which would have a material adverse effect on Borrower.

     Section 5.13 Disclosure. No statement, information, report, representation, or warranty made by Borrower in this Agreement or in any other Loan Document or furnished to tender in connection with this Agreement or any of the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading when take as a whole. There is no fact known to Borrower which has a material adverse effect, or which might in the future have a material adverse effect, on the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any Subsidiary that has not been disclosed in writing to Lender.

     Section 5.14 Subsidiaries, Ventures, Etc. Borrower has no Subsidiaries, Affiliates or joint ventures or partnerships other than those listed on the Disclosure Schedule and the Disclosure Schedule sets forth the jurisdiction of incorporation or organization of each such Person and the percentage of Borrower's ownership interest in such Person. All of the outstanding capital stock or other ownership interest of Person described in the Disclosure Schedule has been validly issued, is fully paid, and it nonassessable.

     Section 5.15 Agreements. Except as shown in the Disclosure Schedule, neither Borrower nor any Subsidiary is a party to any indenture, loan, or credit agreement, or to any lease or other agreement or instrument, or subject to any charter or corporate or other organizational restriction which could have a material adverse effect on the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any Subsidiary, or the ability of Borrower to pay and perform its obligations under the Loan Documents to which it is a party. Neither Borrower nor Any Subsidiary is in default in any material respect in the performance, observance, or fulfillment of any of the obligations, covenants, or conditions contained in any agreement or instrument material to its business to which it is a party.

     Section 5.16 Compliance with Laws. Neither Borrower nor any Subsidiary is in violation in any material respect of any law, rule, regulation, order, or decree of any Governmental Authority or arbitrator.

     Section 5.17 Inventory. All inventory of Borrower has been and will hereafter be produced in compliance with all applicable laws, rules, regulations, and governmental standards, including, without limitation, the minimum wage and overtime provisions of the Fair Labor Standards Act, as amended (29 U.S.C. Sections 201-219), and the regulations promulgated thereunder except where the failure to comply would not have a material adverse effect on Borrower.


LOAN AGREEMENT - Page 15

     Section 5.18 Investment Company Act. Neither Borrower nor any Subsidiary is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

     Section 5.19 Public Utility Holding Company Act. Neither Borrower nor any Subsidiary is a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company" or a "public utility" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     Section.5.20 Intellectual Property. All material Intellectual Property owned or used by Borrower, any Subsidiary or any Obligated Party is listed, together with application or registration numbers, where applicable, in the Disclosure Schedule. Each Person identified on the Disclosure Schedule owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted except for such Intellectual Property the failure of which to own or license could not reasonably be expected to have a material adverse effect. Each Person identified on the Disclosure Schedule will maintain the patenting and registration of all Intellectual Property material to its business with the United States Patent and Trademark Office, the United States Copyright Office, or other appropriate Governmental Authority and each Person identified on the Disclosure Schedule will promptly patent or register, as the case may be, all new Intellectual Property material to its business and notify Lender in writing ten (10) Business Days prior to filing any such new patent or registration.

     Section 5.21 The Food Security Act. With respect to inventory that qualifies as a "farm product" under the Food Security Act, Borrower has, in accordance with the Food Security Act:

          (a) timely discharged all payment obligations as they become due for all farm products it purchases;

          (b) Registered with the Secretary of State in each state where the farm products Borrower purchases are produced; and

          (c) Secured waivers and releases for every security interest covering those farm products which Borrower purchases for which an effective financing statement has been filed.

     Section 5.22 The Perishable Agricultural Commodities Act. With respect to any perishable agricultural commodity Borrower purchases, Borrower is a bona fide purchaser.

                                   ARTICLE VI

                              Affirmative Covenants

     Borrower covenants and agrees that, as long as the Obligations or any part thereof are outstanding or Lender, has any Commitment hereunder, Borrower will perform and observe the following positive covenants, unless Lender shall otherwise consent in writing:

     Section 6.1 Reporting Requirements. Borrower will furnish to Lender:

          A. Annual Financial Statements. As soon as available, and in any event within one hundred (100) days after the end of each calendar year, (i) a copy of the annual report of Borrower for such calendar year containing, on a consolidated and consolidating basis, balance sheets and statements of income, retained earnings, and cash flow as at the end of such fiscal year and for the 12-month period then ended, in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and audited and certified by an independent certified public accountants of recognized standing acceptable to Lender, to the effect that such report has been prepared in accordance with GAAP and containing no material qualifications or limitations on scope; and (ii) a certificate of such independent certified public accountants to Lender (A) stating that to their knowledge no Default has occurred and is continuing, or if in their opinion a Default has occurred and is continuing, a statement as to the nature thereof, and (B) confirming the calculations set forth in the officer's certificate delivered simultaneously therewith;

          B. Monthly Financial Statements. As soon as available, and in any event within thirty (30) days after the end of each month, containing, on a consolidated and consolidating basis, unaudited, balance sheets and statements of income, retained earnings, and cash flow, all in reasonable detail certified by the


LOAN AGREEMENT - Page 16
     chief financial officer of Borrower to have been prepared in accordance with GAAP and to fairly and accurately present (subject to year-end audit adjustments) the financial condition and results of operations of Borrower, on a consolidated and consolidating basis, at the date and for the periods indicated therein;

          C. Borrowing Base Report. Concurrently with every Advance Request Form, and in any event, on a weekly basis, a Borrowing Base report, in a form acceptable to Lender, certified by the chief financial officer of Borrower;

          D. Compliance Certificate. Concurrently with the delivery of each of the financial statements referred to in Sections 6.1. A and B; a certificate of the chief financial officer of Borrower (i) stating that to the best of such officer's knowledge, no Default has occurred and is continuing, or if a Default has occurred and is continuing, a statement as to the nature thereof and the action which is proposed to be taken with respect thereto, and (ii) showing in reasonable detail the calculations demonstrating compliance with Article VIII;

          E. Management Letters. Promptly upon receipt thereof, a copy of any management letter or written report submitted to Borrower or any Subsidiary by independent certified public accountants with respect to the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any Subsidiary;

          F. Notice of Litigation. Promptly after the commencement thereof, notice of all actions, suits, and proceedings before any Governmental Authority or arbitrator affecting Borrower or any Subsidiary which, if determined adversely to Borrower or such Subsidiary, could have a material adverse effect on the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or such Subsidiary;

          G. Notice of Default. As soon as possible and in any event within thirty days after Borrower becomes aware of the occurrence of each Default, a written notice to Riley C. Couch, setting forth the details of such Default and the action that Borrower has taken and proposes to take with respect thereto;

          H. ERISA Reports. Promptly after the filling or receipt thereof, copies of all reports, including annual reports, and notices which Borrower or any Subsidiary files with or receives from the PBGC or the U.S. Department of Labor under ERISA; and as soon as possible and in any event within ten (10) days after Borrower or any Subsidiary knows or has reason to know that any Reportable Event or Prohibited Transaction has occurred with respect to any Plan or that the PBGC or Borrower or any Subsidiary has instituted or will institute proceedings under Title IV of ERISA to terminate any Plan, a certificate of the chief financial officer of Borrower setting forth the details as to such Reportable Event or Prohibited Transaction or Plan termination and the action that Borrower proposes to take with respect thereto;

          I. Reports to Other Creditors. Promptly after the furnishing thereof, copies of any statement or report furnished to any other party pursuant to the terms of any indenture, loan, or credit or similar agreement and not otherwise required to be furnished to Lender pursuant to any other clause of this Section;

          J. Notice of Material Adverse Change. As soon as possible and in any event within ten (10) days after the occurrence thereof, written notice of any matter that could have a material adverse effect on the business, condition (financial or otherwise), operations, prospects, or properties of Borrower or any Subsidiary;

          K. Accounts Receivable and Accounts Payable Aging. As soon as available, and in any event within thirty (30) days after the end of each calendar month, an account receivable aging, classifying Borrower's domestic and export accounts receivable in categories of 0-30, 31-60, 61-90 and over 90 days from date of invoice, and in such form and detail as Lender shall reasonably require, and account payable aging by categories of 0-30, 31-60 and over 60, from date of invoice, also in such detail as Lender shall reasonably require, and in each case certified by the chief financial officer of Borrower;


LOAN AGREEMENT - Page 17

          L. Inventory Appraisals. Upon Lender's request, and in any event one hundred (100) days after the end of each calendar year, in such form and detail as Lender shall reasonably require, an appraisal of Borrower's inventory, certified by an appraisal firm reasonably acceptable to Lender

          M. General Information. Promptly, such other information concerning Borrower or any Subsidiary as Lender may from time to time reasonably request.

     Section 6.2 Maintenance of Existence; Conduct of Business. Borrower will preserve and maintain, and will cause each Subsidiary to preserve and maintain, its existence and all of its leases, privileges, licenses, permits, franchises, qualifications, and rights that are necessary or desirable in the ordinary conduct of its business, except where the failure to comply with the foregoing would not have a material adverse effect on Borrower. Borrower will conduct, and will cause each Subsidiary to conduct, its business in an orderly and efficient manner in accordance with good business practices. Without limitation, Borrower will not make (and will not permit any of its Subsidiaries to make) any material change in its credit collection policies if such change would materially impair the collectibility of any Account, nor will it rescind, cancel or modify any Account except in the ordinary course of business.

     Section 6.3 Maintenance of Properties. Borrower will maintain, keep, and preserve, and cause each Subsidiary to maintain, keep, and preserve, all of its Properties (tangible end intangible) necessary or useful in the proper conduct of its business in good working order and condition, except where the failure to comply with the foregoing would not have a material adverse effect on Borrower.

     Section 6.4 Taxes and Claims. Borrower will pay or discharge, and will cause each Subsidiary to pay or discharge, at or before maturity or before becoming delinquent (a) all taxes, levies, assessments, end governmental charges imposed on it or its income or profits or any of its property, aside from those taxes, levies, assessments and governmental charges that do not exceed
$2,000.00 and do not constitute a Lien on any property, and (b) all lawful claims for labor, material, and supplies, which, if unpaid, might become a Lien upon any of its property; provided, however, that neither Borrower nor any Subsidiary shall be required to pay or discharge any tax, levy, assessment, or governmental charge which is being contested in good faith by appropriate proceedings diligently pursued, and for which adequate reserves have been established.

     Section 6.5 Insurance. Borrower will maintain, and will cause each of the Subsidiaries in maintain, insurance with financially sound and reputable insurance companies in such amounts and covering such risks as is usually carried by corporations engaged in similar businesses and owning similar properties in the same general areas in which Borrower and the Subsidiaries operate, and Borrower shall also maintain insurance protecting Borrower and Lender from loss by payment default and contract default in connection with the Accounts and Inventory, issued by Euler American Credit Indemnity, provided that in any event Borrower will maintain and cause each Subsidiary to maintain workmen's compensation insurance, property insurance, comprehensive general liability insurance, products liability insurance, and business interruption insurance reasonably satisfactory to Leader. Each insurance policy covering Collateral shall name Leader as loss payee and shall provide that such policy will not be cancelled or reduced without thirty (30) days prior written notice to Lender.

     Section 6.6 Inspection Rights. At any reasonable time and on a quarterly basis, Borrower will permit, and will cause each Subsidiary to permit, representatives of Lender to examine the Mortgaged Property, the Collateral and conduct audits of the same, at Borrower's expense, to examine, copy, and make extracts from its books and records, to visit and inspect its properties, and to discuss its business, operations, and financial condition with its officers, employees; and independent certified public accountants.

     Section 6.7 Monitoring Fee. Borrower shall pay to Leader a Collateral Monitoring Fee in the amount of $500.00 per month and shall reimburse
Lender for all out-of-pocket costs and expenses properly incurred in connection with audits of accounts receivable, inventory and annual inventory appraisals.

     Section 6.8 Keeping Books and Records. Borrower will maintain, and will cause each Subsidiary to maintain, proper books of record and account in which full, true, and correct entries in conformity with GAAP shall be made of all dealings and transactions in relation to its business and activities.


LOAN AGREEMENT - Page 18

     Section 6.9 Compliance with Laws. Borrower will comply, and will cause each Subsidiary to comply, in all material respects with all applicable laws, rules, regulations, orders, and decrees of any Governmental Authority or arbitrator.

     Section 6.10 Compliance with Agreements. Borrower will comply, and will cause each Subsidiary to comply, in all material respects with all agreements, contracts, and instruments binding on it or affecting its properties or business.

     Section 6.11 Further Assurances. Borrower will, and will cause each Subsidiary to, execute and deliver such further agreements and instruments and take such further action as may be reasonably requested by Lender to carry out the provisions and purposes of this Agreement and the other Loan Documents and to create, preserve, and perfect the Liens of Lender in the Collateral.

     Section 6.12 ERISA. Borrower will comply, and will cause each Subsidiary to comply, with all minimum funding requirements, and all other material requirements, of ERISA, if applicable, so as not to give rise to any liability thereunder, except where the failure to so comply would not have a material adverse effect on Borrower.

     Section 6.13 Compliance with the Food Security Act. With respect to inventory that qualifies as a farm product under the Food Security Act, Borrower shall, in accordance with the Food Security Act:

          (a) timely discharge all payment obligations as they become due for all farm products it purchases;

          (b) register with the Secretary of State for each state where the farm products Borrower purchases are produced; and

          (c) secure waivers and releases for every security interest covering those farm products which Borrower purchases for which an effective financing statement has been filed in accordance with the Food Security Act.

     Section 6.14 Compliance with the Perishable Agricultural Commodities Act. Borrower shall purchase perishable agricultural commodities only if Borrower is a bona fide purchaser with respect to such commodities.

                                   ARTICLE VII

                               Negative Covenants

     Borrower covenants and agrees that, as long as the Obligations or any part thereof are outstanding or Lender has any Commitment hereunder, Borrower will perform and observe the following negative covenants, unless Lender shall otherwise consent in writing:

     Section 7.1 Debt. Borrower will not incur, create, assume or permit to exist, and will not permit any Subsidiary to incur, create, assume, or permit to exist, any Debt, except:

          A. Debt to Lender;

          B. Existing Debt described on the Disclosure Schedule hereto;

          C. Subordinated Debt;

          D. Purchase money Debt not to exceed $200,000.00 in the aggregate;

          E. Contingent obligations entered into in the ordinary course of business;

          F. Debt of any Subsidiary owing to Borrower or any other Subsidiary;

          G. Capitalized Lease Obligations of Borrower and Subsidiaries;


LOAN AGREEMENT - Page 19

          H. Interest rate agreements of Borrower;

          I. Hedge agreement entered into with customers of Borrower for purposes of fixing the raw goods dairy price for a predetermined period not to exceed one year;

          J. Unsecured Debt incurred in the ordinary course of business of Borrower and its Subsidiaries not to exceed $200,000.00 (including open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services which ore not overdue for a period of more than 90 days or, if overdue for more than 90 days, as to which a dispute exists and adequate reserves in conformity with GAAP have been established on the books of Borrower or such Subsidiary);

          K. Debt with respect to letters of credit incurred by Borrower in the ordinary course of business that do not exceed $1,000,000.00; and

          L. Debt in aggregate principal amount not to exceed at any time $200,000.00.

     Section 7.2 Limitation on Liens. Borrower will not incur, create, assume, or permit to exist, and will not permit any Subsidiary to incur, create, assume, or permit to exist, any Lien upon any of its property, assets, or revenues, whether now owned or hereafter acquired, except:

          A. Liens disclosed on the Disclosure Schedule hereto;

          B. Liens in favor of Lender;

          C. Liens for taxes, assessments, or other governmental charges which are not delinquent or which are being contested in good faith and for which adequate reserves have been established;

          D. Liens of mechanics, materialmen, warehousemen, carriers, or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business;

          E. Liens resulting from good faith deposits to secure payments of workmen's compensation or other social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, or contracts (other than for payment of Debt), or leases made in the ordinary course of business; and

          F. Purchase money Liens on specific property to secure Debt used to acquire such property to the extent permitted in Section 7.1.D.

          G. Purchase money liens upon or in property acquired or held by Borrower or any of its Subsidiaries in the ordinary course of business to secure the purchase price of such property or to secure Debt incurred for the purpose of financing the acquisition, construction or improvement of such property, or Liens existing on any such property at the time of or within one year of its acquisition or the completion of the construction or improvement thereof, provided, however, that no such Lien shall extend to or cover any property other than the property being acquired, constructed or improved;

          H. Liens arising in connection with Capitalized Lease Obligations; provided, however, that no such Liens shall extend to or cover any property other than the property subject to such Capitalized Lease Obligations;

          I. Permitted Liens; and

          J. The replacement, extension or renewal of any Lien otherwise permitted under this Section upon or in the same property theretofore subject thereto; provided that no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced.


LOAN AGREEMENT - Page 20

     Section 7.3 Mergers, Etc. Borrower will not, and will not permit any Subsidiary to become a party to a merger or consolidation, or purchase or otherwise acquire all or any part of the assets of any Person or any shares or other evidence of beneficial ownership of any Person, or wind-up, dissolve, or liquidate.

     Section 7.4 Restricted Payments. Borrower will not declare or pay any cash dividends or make any other payment or distribution (in cash, property, or obligations) on account of its equity interests, or redeem, purchase, retire, or otherwise acquire any of its equity interests, or permit any of its Subsidiaries to purchase or otherwise acquire any equity interest of Borrower or another Subsidiary, or set apart any money for a sinking or other analogous fund for any dividend or other distribution on its equity interests or for any redemption, purchase, retirement, or other acquisition of any of its equity interests, provided that Borrower's Subsidiaries may pay a dividend or make a distribution to Borrower, other than distributions to AF Sub Corp. for ordinary course of business dealings expenses and fees and expenses up to $500,000,00 to Capricorn.

     Section 7.5 Loans and Investments. Borrower will not make, and will not permit any Subsidiary to make, any advance, loan, extension of credit, or capital contribution to or investment in, or purchase, or permit any Subsidiary to purchase, any stock, bonds, notes, debentures, or other securities of, any Person, except:

          A. readily marketable direct obligations of the United States of America or any agency thereof with maturities of one year or less from the date of acquisition;

          B. fully insured certificates of deposit with maturities of one year or less from the date of acquisition issued by any commercial bank operating in the United States of America having capital and surplus in excess of $50,000,000.00;

          C. commercial paper of a domestic issuer if at the time of purchase such paper is rated in one of the two highest rating categories of Standard and Poor's Corporation or Moody's Investors Service;

          D. investments existing on the date hereof and identified in the Disclosure Schedule;

          E. investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

          F. loans made to Subsidiaries permitted under Section 7.1;

          G. contingent obligations permitted under Section 7.1; and

          H. investments permitted as Capital Expenditures pursuant to Section 8.4.

     Section 7.6 Limitation on Issuance of Equity. Borrower will not and will not permit any of its Subsidiaries to, at any time issue, sell, assign, or otherwise dispose of (a) any of its equity interests, (b) any securities exchangeable for or convertible into or carrying any rights to acquire any of its equity interests, or (c) any option, warrant, or other right to acquire any of its equity interests.

     Section 7.7 Transactions With Affiliates. Other than as set forth in the Disclosure Schedule, Borrower will not enter into, and will not permit any Subsidiary to enter into, any transaction, including, without limitation, the purchase, sale, or exchange of property or the rendering of any service, with any Affiliate of Borrower or such Subsidiary, except in the ordinary course of and pursuant to the reasonable requirements of Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to Borrower or such Subsidiary than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate of Borrower or such Subsidiary.

     Section 7.8 Disposition of Assets. Borrower will not sell, lease, assign, transfer, or otherwise dispose of any of its assets, or permit any Subsidiary to do so with any of its assets, except (a) dispositions of inventory in the ordinary course of business or (b) dispositions, for fair value, of worn-out and obsolete equipment not necessary or useful to the conduct of business.


LOAN AGREEMENT - Page 21

     Section 7.9 Sale and Leaseback. Other than with respect to Investments permitted under Section 7.5(H) and the Omni Line (defined below), Borrower will not enter into, and will not permit any Subsidiary to enter into, any arrangement with any Person pursuant to which it leases from such Person real or personal property that has been or is to be sold or transferred, directly or indirectly, by it to such Person.

     Section 7.10 Prepayment of Debt. Other than Debt permitted under Section 7.1, Borrower will not prepay, and will not permit any Subsidiary to prepay, any Debt, except the Obligations.

     Section 7.11 Nature of Business. Borrower will not, and will not permit any Subsidiary to, engage in any business other than the businesses in which they are engaged as of the date hereof or similar line thereof.

     Section 7.12 Accounting. Borrower will not, and will not permit any of its Subsidiaries to, change its fiscal year or make any change (a) in accounting treatment or reporting practices, except as required by GAAP and disclosed to Lender, or (b) in tax reporting treatment, except as required by law and disclosed to Lender.

     Section 7.13 No Negative Pledge. Borrower will not, and will not permit any Subsidiary to, enter into or permit to exist any arrangement or agreement, other than pursuant to this Agreement or any Loan Document or permitted hereunder, which directly or indirectly prohibits Borrower or any Subsidiary from creating or incurring a Lien on any of its assets.

                                  ARTICLE VIII

                              Financial Covenants

          Borrower covenants and agrees that, as long as the Obligations or any part thereof are outstanding or Lender has any Commitment hereunder, Borrower will, at all times, observe and perform the following financial covenants, unless Lender shall otherwise consent in writing.

     Section 8.1 Fixed Charge Coverage Ratio. Maintain a Fixed Charge Coverage Ratio, based on a 12-month stabilized rolling average, of at least the ratio set forth below:

Period                Ratio
------               ------
March 30, 2003       1.05.1
June 29, 2003        1.40.1
September 28, 2003   1.60.1
December 28, 2003    1.60.1

     Section 8.2 Debt-to-Tangible Net Worth Ratio. Maintain a minimum Debt-to-Tangible Net Worth Ratio at all times, tested on the periods below, of not less than the ratio set forth below:

Period               Ratio
------               -----
March 30, 2003        4:1
June 29, 2003         4:1
September 28, 2003    3:1
December 28, 2003     3:1

     Section 8.3 Tangible Net Worth. Borrower will maintain a Tangible Net Worth at all times, tested on the periods below, of not less than the amount set forth below:


LOAN AGREEMENT - Page 22

      Period         Maintain Tangible Net Worth
      ------         ---------------------------
March 30, 2003              $4,000,000,00
June 29, 2003               $5,000,000,00
September 28, 2003          $5,000,000,00
December 28, 2003           $5,500,000,00

     Section 8.4 Capital Expenditures. Borrower will not permit the aggregate Capital Expenditure of Borrower and the Subsidiaries to exceed $1,100,000.00 during any consecutive twelve month period, exclusive of the new novelty line to be installed in 2003 (the "Omni Line") and the expansion of an existing novelty line (the "Dino Expansion"). Provided no Event of Default exists herein or under any of the Loan Documents, Borrower may roll-over any unused portion of the Capital Expenditures from one such twelve month period to the next.

     Section 8.5 Borrowing Base. Borrower shall maintain a Borrowing Base of at least the sum of: (i) $1,000,000.00, (ii) the amount of the Revolving Loan outstanding and (iii) the aggregate amount of Borrower trade payables aged 90 days or more as of the date of the respective advance.

                                   ARTICLE IX

                                     Default

     Section 9.1 Events of Default. Each of the following shall be deemed an "Event of Default":

          A. If Borrower shall fail, refuse, or neglect to pay, in full, any installment or portion of the Indebtedness as and when the same shall become due and payable, whether at the due date thereof stipulated in the Loan Documents, upon acceleration or otherwise; provided, however, that a failure by Borrower to pay a regularly scheduled monthly payment due pursuant to the Revolving Note or the Term Note shall not constitute an "Event of Default" hereunder unless such failure continues for at least ten
     (10) days after the due date thereof.

          B. If Borrower shall fail, refuse or neglect, or cause others, to fail, refuse, or neglect to comply with, perform, and discharge fully and timely any of the Obligations as and when called for; provided, however, that a failure by Borrower to timely satisfy an Obligation shall not constitute an "Event of Default" hereunder if (i) such failure does not constitute an Event of Default pursuant to any other subsection of this
     Section 9.1 other than this subsection B, and (ii) such failure is fully cured by Borrower on or before the expiration of the Cure Period (hereinafter defined). As used in this Section 9.1.B, the term "Cure Period" means a thirty (30) day period commencing upon Lender's written notice to Borrower of Borrower's failure to satisfy the subject Obligation; provided, however, if (1) the subject failure is, by its nature, not readily susceptible to cure within thirty (30) days, and (2) Borrower commences such cure process within the initial 30-day period and diligently pursues same to completion with ninety (90) days of the initial failure by Borrower to satisfy the subject Obligation, then such failure shall not constitute an "Event of Default".

          C. Borrower shall fail to provide to Lender timely any notice of Default as required by Section 6.1.G of this Agreement or Borrower shall breach any provision of Article VII or Article VIII of this Agreement.

          D. Any representation or warranty made or deemed made by Borrower or any Obligated Party (or any of their respective officers) in any Loan Document or in any certificate, report, notice, or financial statement furnished at any time in connection with this Agreement shall be false, misleading, or erroneous in any material respect when made or deemed to have been made.

          E. Borrower, any Subsidiary, or any Obligated Party shall commence a voluntary proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official of it or a substantial part of its property or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the


LOAN AGREEMENT - Page 23
     benefit of creditors or shall generally fail to pay its debts as they become due or shall take any corporate action to authorize any of the foregoing.

          F. Borrower, any Subsidiary, or any Obligated Party shall fail to pay when due any principal of or interest on any Debt in excess of $200,000.00 (other than the Obligations), or the maturity of any such Debt shall have been accelerated, or any such Debt shall have been required to be prepaid prior to the stated, maturity thereof, or any event shall have occurred that permits (or, with the giving of notice or lapse of time or both, would permit) any holder or holders of such Debt or any Person acting on behalf of such holder or holders to accelerate the maturity thereof or require any such prepayment.

          G. This Agreement or any other Loan Document shall cease to be in full force and effect or shall be declared null and void or the validity or enforceability thereof shall be contested or challenged by Borrower, any Subsidiary, any Obligated Party or any of their respective shareholders or partners, or Borrower or any Obligated Party shall deny that it has any further liability or obligation under any of the Loan Documents, or any lien or security interest created by the Loan Documents shall for any reason cease to be a valid, first priority perfected security interest in and lien upon any of the Collateral purported to be covered thereby.

          H. Any of the following events shall occur or exist with respect to Borrower or any ERISA Affiliate: (i) any Prohibited Transaction involving any Plan; (ii) any Reportable Event with respect to any Plan; (iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance that might constitute grounds entitling the PBGC to institute proceedings under
     Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution by the PBGC of any such proceedings; or (v) complete or partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan or the reorganization, insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, have subjected or could in the reasonable opinion of Lender subject Borrower to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise (or any combination thereof) which in the aggregate exceed or could reasonably be expected to exceed $50,000.00.

          I. Any Obligated Party shall be the subject of a bankruptcy or receivership proceeding or shall have dissolved, liquidated or otherwise ceased doing business.

          J. Borrower, any of its Subsidiaries, or any Obligated Party, or any of their properties, revenues, or assets, shall become subject to an order of forfeiture, seizure, or divestiture (whether under RICO or otherwise) and the same shall not have been vacated, stayed, satisfied, discharged or bonded to the reasonable satisfaction of Lender within forty-five (45) days from the date of entry thereof.

          K. An involuntary proceeding shall be commenced against Borrower, any Subsidiary, or any Obligated Party seeking liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official for it or a substantial part of its property, and such involuntary proceeding shall not have been dismissed, vacated, discharged or bonded to the reasonable satisfaction of Lender for a period of forty-five (45) days.

          L. Borrower, any Subsidiary or any Obligated Party shall fail to discharge, vacate, stay, dismiss or bond to the reasonable satisfaction of Lender within a period of forty-five (45)) days after the commencement thereof any attachment, sequestration, or similar proceeding or proceedings involving an aggregate amount in excess of $50,000.00 against any of its assets or properties.

          M. A final judgment or judgments for the payment of money in excess of $100,000.000 (excluding for purposes of such determination such amount of any insurance proceeds paid on behalf of Borrower or any of its Subsidiaries in respect of such judgment(s) or order(s) or unconditionally acknowledged in writing to be payable by the insurance carrier that issued the related insurance policy), in the aggregate shall be rendered by a court or courts against Borrower, any of its Subsidiaries, or any Obligated Party and the same shall not be discharged, vacated, stayed, dismissed or bonded to the reasonable satisfaction of Lender (or provision shall not be made for such discharge), or a stay of execution


LOAN AGREEMENT - Page 24
     thereof shall not be procured, within forty five (45) days from the date of entry thereof and Borrower or the relevant Subsidiary or Obligated Party shall not, within said period of forty five (45) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal.

     Section 9.2 Remedies Upon Default. If any Event of Default shall occur and be continuing, Lender may without notice terminate the Commitment and declare the Obligations or any part thereof to be immediately due and payable, and the same shall thereupon become immediately due and payable, without notice, demand, presentment, notice of dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by Borrower; provided, however, that upon the occurrence of an Event of Default under Section 9.1.E or Section 9.1.K, the Commitment shall automatically terminate, and the Obligations shall become immediately due and payable without notice, demand, presentment, notice of dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by Borrower. If any Event of Default shall occur and be continuing, Lender may exercise all rights and remedies available to it in law or in equity, under the Loan Documents, or otherwise.

     Section 9.3 Performance by Lender. If Borrower shall fail to perform any covenant or agreement contained in any of the Loan Documents, Lender may perform or attempt to perform such covenant or agreement on behalf of Borrower. In such event, Borrower shall, at the request of Lender, promptly pay any amount expended by Lender in connection with such performance or attempted performance to Lender, together with interest thereon at the Default Rate from and including the date of such expenditure to but excluding the date such expenditure is paid in full. Notwithstanding the foregoing, it is expressly agreed that Lender shall not have any liability or responsibility for the performance of any obligation of Borrower under this Agreement or any other Loan Document other than for its own gross negligence or wilful misconduct.

                                    ARTICLE X

                                  Miscellaneous

     Section 10.1 Expenses. Borrower hereby agrees to pay on demand: (a) all costs and expenses of Lender in connection with the preparation, negotiation, execution, and delivery of this Agreement and the other Loan Documents and any and all amendments, modifications, renewals, extensions, and supplements thereof and thereto, including, without limitation, the reasonable fees and expenses of legal counsel, advisors, consultants, and auditors for Lender, (b) all reasonable out-of-pocket costs and expenses of Lender in connection with any Default and the enforcement of this Agreement or any other Loan Document, including, without limitation, the reasonable fees and expenses of legal counsel, advisors, consultants, and auditors for Lender, (c) all transfer, stamp, documentary, or other similar taxes, assessments, or charges levied by any Governmental Authority in respect of this Agreement or any of the other Loan Documents, (d) all reasonable out-of-pocket costs, expenses, assessments, and other charges properly incurred in connection with any filing, registration, recording, or perfection of any security interest or Lien contemplated by this Agreement or any other Loan Document, and (e) all other reasonable out-of-pocket costs and expenses properly incurred by Lender in connection with this Agreement or any other Loan Document, any litigation, dispute, suit, proceeding or action; the enforcement of its rights and remedies, protection of its interests in bankruptcy, insolvency or other legal proceedings, including, without limitation, all costs, expenses, and other charges (including Lender's internal charges) incurred in connection with evaluating, observing, collecting, examining, auditing, appraising, selling, liquidating, or otherwise disposing of the Collateral or other assets of Borrower.

     Section 10.2 INDEMNIFICATION. BORROWER SHALL INDEMNIFY LENDER AND EACH AFFILIATE THEREOF AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, AND AGENTS FROM, AND HOLD EACH OF THEM HARMLESS AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS, COSTS, AND EXPENSES (INCLUDING ATTORNEYS' FEES) TO WHICH ANY OF THEM MAY BECOME SUBJECT WHICH DIRECTLY OR INDIRECTLY ARISE FROM OR RELATE TO (A) THE NEGOTIATION, EXECUTION, DELIVERY, PERFORMANCE, ADMINISTRATION, OR ENFORCEMENT OF ANY OF THE LOAN DOCUMENTS, (B) ANY OF THE TRANSACTIONS CONTEMPLATED BY THE LOAN DOCUMENTS, (C) ANY BREACH BY BORROWER OF ANY REPRESENTATION, WARRANTY, COVENANT, OR OTHER AGREEMENT CONTAINED IN ANY OF


LOAN AGREEMENT - Page 25

THE LOAN DOCUMENTS, (D) THE PRESENCE, RELEASE, THREATENED RELEASE, DISPOSAL, REMOVAL, OR CLEANUP OF ANY HAZARDOUS SUBSTANCES LOCATED ON, ABOUT, WITHIN, OR AFFECTING ANY OF THE PROPERTIES OR ASSETS OF BORROWER OR ANY SUBSIDIARY, (E) THE USE OR PROPOSED USE OF ANY LETTER OF CREDIT, (F) ANY AND ALL TAXES, LEVIES, DEDUCTIONS, AND CHARGES IMPOSED ON LENDER OR ANY OF LENDER'S CORRESPONDENTS IN RESPECT OF ANY LETTER OF CREDIT, OR (G) ANY INVESTIGATION, LITIGATION, OR OTHER PROCEEDING, INCLUDING, WITHOUT LIMITATION, ANY THREATENED INVESTIGATION, LITIGATION, OR OTHER PROCEEDING, RELATING TO ANY OF THE FOREGOING, EXCEPT AS THE FOREGOING MAY HAVE BEEN CAUSED BY LENDER'S OWN WILLFUL MISCONDUCT OR GROSS NEGLIGENCE. WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT OR OF ANY OTHER LOAN DOCUMENT, IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PERSON TO BE INDEMNIFIED UNDER THIS SECTION SHALL BE INDEMNIFIED FROM AND HELD HARMLESS AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS, COSTS, AND EXPENSES (INCLUDING ATTORNEYS' FEES) ARISING OUT OF OR RESULTING FROM THE SOLE CONTRIBUTORY OR ORDINARY NEGLIGENCE
OF SUCH PERSON.

     Section 10.3 Limitation of Liability. Neither Lender nor any Affiliate, officer, director, employee, attorney, or agent of Lender shall have any liability with respect to, and Borrower hereby waives, releases, and agrees not to sue any of them upon any claim for any special, indirect, incidental, or consequential damage suffered or incurred by Borrower, except as caused by Lender's own gross negligence or willful misconduct, in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents. Borrower hereby waives, releases, and agrees not to sue Lender, or any of Lender's Affiliates, officers, directors, employees, attorneys, or agents for positive damages in respect of any claim in connection with, arising but of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents.

     Section 10.4 No Duty. All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lender shall have the right to act exclusively in the interest of Lender and shall have no duty of disclosure, duty of loyalty, duty of care, or other, duty or obligation of any type or nature whatsoever to Borrower or any of Borrower's shareholders any other Person.

     Section 10.5. Lender Not Fiduciary. The relationship between Borrower and Lender is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with Borrower, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

     Section 10.6 Equitable Relief. Borrower recognizes that in the event Borrower fails to pay, perform, observe, or discharge any or all of the Obligations, any remedy at law may prove to be inadequate relief to Lender. Borrower therefore agrees that Lender, if Lender so requests, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

     Section 10.7 No Waiver; Cumulative Remedies. No failure on the part of Lender to exercise and no delay in exercising, and no course of dealing with respect to, any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided for in this Agreement and the other Loan Documents are cumulative and not exclusive of any rights and remedies provided by law.

     Section 10.8 Successors and Assigns. This Agreement is binding upon and shall inure to the benefit of Lender and Borrower and their respective successors and assigns, except that Borrower and Lender may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of Lender or Borrower, as the case may be, provided that a foreclosure proceeding or deed-in-lieu Shall not constitute an assignment for the purposes hereunder.

     Section 10.9 Survival. All representations and warranties made in this Agreement or any other Loan Document or in any document, statement, or certificate furnished in connection with this Agreement shall survive


LOAN AGREEMENT - Page 26
the execution and delivery of this Agreement and the other Loan Documents, and no investigation by Lender or any closing shall affect the representations and warranties or the right of Lender to rely upon them. Without prejudice to the survival of any other obligation of Borrower hereunder, the obligations of Borrower under Sections 2.5, 10.1, and 10.2 shall survive repayment of the Note and termination of the Commitment and the Letters of Credit.

     Section 10.10 ENTIRE AGREEMENT; AMENDMENT. THIS AGREEMENT, THE NOTE AND
THE OTHER LOAN DOCUMENTS REFERRED TO HEREIN EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR
DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO. The provisions of this Agreement and the other Loan Documents to which Borrower is a party maybe amended or waived only by an instrument in writing signed by the parties hereto.

     Section 10.11 Notices. Unless otherwise, expressly provided herein, all notices and other communications provided for hereunder shall to in writing (including by facsimile transmission) and mailed, faxed or delivered, to the address, facsimile number or subject to the last sentence hereof electronic mail address specified for notices below the signatures hereon or to such other address as shall be designated by such party in a notice to the other parties. All such other notices and other communications shall be deemed to have been given or made upon the earliest to occur of (i) actual receipt by the intended recipient or (ii) (A) if delivered by hand or courier, when signed for by the designated recipient; (B) if delivered by mail, four business days after deposit in the mail, postage prepaid; (C) if delivered by facsimile when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail (which form of delivery is subject to the provisions of the last sentence below) when delivered; provided, however, that notices and other communications pursuant to Article II shall not be effective until actually received by Lender. Electronic mail and intranet websites may be used only to distribute only routine communications, such as financial statements and other information, and to distribute Loan Documents for execution by the parties thereto, and may not be used for any other purpose.

     Section 10.12 Governing Law; Venue; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas and the applicable laws of the United States of America. This Agreement has been entered into in Dallas County, Texas, and it shall be performable for all purposes in Dallas County, Texas. Any action or proceeding against Borrower under or in connection with any of the Loan Documents may be brought in any state or federal court in Dallas County, Texas. Borrower hereby irrevocably (a) submits to the nonexclusive jurisdiction of such courts, and (b) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in any such court or that any such court is an inconvenient forum. Borrower agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified or determined in accordance with the provisions of Section 10.12. Nothing herein or in any of the other Loan Documents shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower or with respect to any of its property in courts in other jurisdictions. Any action or proceeding by Borrower against Lender shall be brought only in a court located in Dallas County, Texas.

     Section 10.13 Counterparts. This Agreement may be executed in one or more counterparts, including by way of a facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

     Section 10.14 Severability. Any provision of this Agreement held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be invalid or illegal.

     Section 10.15 Headings. The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

     Section 10.16 Participations; Etc. Lender shall have the right at any time and from time to time to grant participations in, and sell and transfer, the Obligations and any Loan Documents. Each actual or proposed participant or assignee (in the case of assignee with the written consent of Borrower), as the case may be, shall be entitled to receive all information received by Lender regarding Borrower and its Subsidiaries, including without


LOAN AGREEMENT - Page 27
limitation, information required to be disclosed to a participant or assignee pursuant to Banking Circular 181 (Rev., August 2, 1984), issued by the Comptroller of the Currency (whether the actual or proposed participant or assignee is subject to the circular or not).

     Section 10.17 Construction. Borrower and Lender acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an Opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents shall be construed as if jointly drafted by Borrower and Lender.

     Section 10.18 Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action, or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of a Default if such action is taken or such condition exists.

     Section 10.19 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HERETO IRREVOCABLY AND EXPRESSLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY OR THE ACTIONS OF LENDER IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT THEREOF.

     Section 10.20 Additional Interest Provision. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the indebtedness evidenced by any Note, any Loan Document, and the Related Indebtedness (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (i) contracted for, charged, taken, reserved or received pursuant to any Note, any of the other Loan Documents or any other communication or writing by or between Borrower and Lender related to the transaction or transactions that are the subject matter of the Loan Documents, (ii) contracted for, charged, taken, reserved or received by reason of Lender's exercise of the option to accelerate the maturity of any Note and/or any and all indebtedness paid or payable by Borrower to Lender pursuant to any Loan Document other than any Note (such other indebtedness being referred to in this Section as the "Related Indebtedness"), or (iii) Borrower will have paid or Lender will have received by reason of any voluntary prepayment by Borrower of any Note and/or the Related Indebtedness, then it is Borrower's and Lender's express intent that all amounts charged in excess of the Maximum Lawful Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Lawful Rate theretofore collected by Lender shall be credited on the principal balance of any Note and/or the Related Indebtedness (or, if any Note and all Related Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of any Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder; provided, however, if any Note has been paid in full before the end of the stated term of any such Note, then Borrower and Lender agree that Lender shall, with reasonable promptness after Lender discovers or is advised by Borrower that, interest was received in an amount in excess of the Maximum Lawful Rate, either refund such excess interest to Borrower and/or credit such excess interest against such Note and/or any Related Indebtedness then owing by Borrower to Lender. Borrower hereby agrees that as a condition precedent to any claim seeking usury penalties against Lender, Borrower will provide written notice to Lender, advising Lender in reasonable detail of the nature and amount of the violation, and Lender shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against the Note to which the alleged violation relates and/or the Related Indebtedness then owing by Borrower to Lender. All sums contracted for, charged, taken, reserved or received by Lender for the use, forbearance or detention of any debt evidenced by any Note and/or the Related Indebtedness shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of such Note and/or the Related Indebtedness (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of any Note and/or the Related Indebtedness does not exceed the Maximum Lawful Rate from time to time in effect and applicable to such Note and/or the Related Indebtedness for so long as debt is outstanding. In no event shall the provisions of Chapter 346 of the Texas Finance Code (which regulates certain revolving credit loan accounts and revolving triparty accounts) apply to this Note and/or any of the Related Indebtedness. Notwithstanding anything to


LOAN AGREEMENT - Page 28
the contrary contained herein or in any of the other Loan Documents, it is not the intention of Lender to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

     Section 10.21 Ceiling Election. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on any such Note and/or any other portion of the Indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.


LOAN AGREEMENT - Page 29

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                        LENDER:

                                        REGIONS BANK,
                                        an Alabama banking corporation


                                        By:
                                            ------------------------------------
                                            Riley C. Couch, President


                                        BORROWER:

                                        AMERICANA FOODS LIMITED PARTNERSHIP,
                                        a Texas limited partnership

                                        By: AF SUB CORP., a Delaware corporation
                                            its General Partner


                                        By: Dudley C. Mecum
                                            ------------------------------------
                                            Name: Dudley C. Mecum
                                            Title: President

Schedule of Exhibits:

Exhibit A - Compliance Certificate
Exhibit B - Borrowing Base Certificate
Exhibit C - Disclosure Schedule


LOAN AGREEMENT - Page 30

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                        LENDER:

                                        REGIONS BANK,
                                        an Alabama banking corporation


                                        By: Riley C. Couch
                                            ------------------------------------
                                            Riley C. Couch, President


                                        BORROWER:

                                        AMERICANA FOODS LIMITED PARTNERSHIP,
                                        a Texas limited partnership

                                        By: AF SUB CORP., a Delaware corporation
                                            its General Partner


                                        By:
                                            ------------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

Schedule of Exhibits:

Exhibit A - Compliance Certificate
Exhibit B - Borrowing Base Certificate
Exhibit C - Disclosure Schedule


LOAN AGREEMENT - Page 30

                                    EXHIBIT C

                               Disclosure Schedule

                                   SECTION 5.2
                           Financial Statements, Etc.

1. Approximately $1.3 million dollars owed to the Borrower under its distribution agreement with AFI, Auth Brother, Avalon, Cheney Brothers, Clark (Indiana). Farner Bocken, J. Weil, McDonald, North Center, Paic Dawson, PFG Caro, PFG Lester Broadline, PFG Milton, PFG Powell, PFG Texas, Quality Foods (AR), Quality Foods (MS), R&E Foods, and Southwest Traders (the "MUS Distributors") is currently overdue. The collectibility and timing of such collections may have an adverse impact on the financial statements delivered pursuant to this Agreement.

2. During fiscal 2001 several purchase accounting related adjustments (the "Adjustments") were made to Borrower's financial records. Three entries, totaling $941,000 (the "Entries"), were incorrectly posted to Borrower's financial statements as of December 2001 as decreases to the net intercompany payable to TCBY Systems LLC ("TCBY Systems"). The Entries were recorded as if TCBY Systems purchased goodwill assets from Borrower. Upon discovery of the error in August 2002, Borrower modified the original entries to affect equity rather than intercompany accounts since purchase accounting adjustments are equity transactions rather than intercompany transactions. Accordingly, the amount due from Borrower to TCBY Systems increased by $941,000.

                                   SECTION 5.5
                            Litigation and Judgments

                              Threatened Litigation

1. Under the Borrower's distribution agreements (the "MUS Distribution Agreements"), the MUS Distributors are currently is default of payments owed under the MUS Distribution Agreements in the amount of approximately $1.3 million. The Borrower has informed the MUS Distributors of its intention to file suit if the MUS Distributors do not pay the amount due. The Borrower currently expects that the MUS Distributors will pay the amount due and that it will not be necessary to file suit; however, non-payment of the amount due could have a material adverse effect on the Borrower's financial condition.

                                   Litigation

     1. Advanced Food Concepts, Inc., et al. v. William P. Creasman, Americana Foods Limited Partnership, et al. Civil No. 401 CV00117JMM, filed
     June 19, 2001 in the Eastern District of Arkansas.

                                 SECTION 5.6/7.2
                           Rights in Properties; Liens

1. Liens in connection with the Premium Financing Agreement with Premium Financing Specialists, Inc.

                               UCC Search Results

1. Financing Statement Number 00-00509396 filed on June 2, 2000, naming Wells Fargo Bank, National Association, as agent as Secured Party.

2. Financing Statement Number 00-00524267 filed on June 19, 2000, naming International Paper Company as Secured Party.

3. Financing Statement Number 00-00544640 filed on July 17, 2000, naming Shannon Corporation as Secured Party.

4. Financing Statement Number 00-00627007 filed on November 15, 2000, naming American Packaging Capital as Secured Party.

5. Financing Statement Number 01-00028095 filed on February 12, 2001, naming Packaging Equipment Leasing as Secured Party.

6. Financing Statement Number 02-0004261207 filed on September 6, 2001, naming Wells Fargo Bank, National Association as agent as Secured Party.


EXHIBIT C Disclosure Schedule-Page 1.

                                    Exhibit A

                                  Regions Bank

                       Notice of Revolving Credit Advance

COMPANY NAME: Americana Foods Limited   CERTIFICATE NUMBER:
              Partnership
DATE: __________                        PREVIOUSLY FAXED: YES NO (Circle one)

1.  ACCOUNTS RECEIVABLE: (Line 5 of previous Notice of Revolving
    Credit Advance dated ________)                                                 $           --
                                                                                   --------------
2.  Additions to Accounts Receivable since last Notice of
    Revolving Credit Advance
     (A) New sales dated from __________ to __________                             $           --
                                                                                   --------------
     (B) Other additions (Explain: ____________________)                           $           --
                                                                                   --------------
     (C) TOTAL ADDITIONS                                                           $           --
                                                                                   --------------
3.  Reductions to Accounts Receivable since last Notice of
    Revolving Credit Advance
     (A) Cash collections dated from __________ to __________                      $           --
                                                                                   --------------
     (B) Discounts issued since last Notice of Revolving Credit
         Advance                                                                   $           --
                                                                                   --------------
     (C) Credit memos Issued since last Notice of Revolving
         Credit Advance                                                            $           --
                                                                                   --------------
     (D) Other reductions/additions since last Notice of
         Revolving Credit Advance                                                  $           --
                                                                                   --------------
     (E) TOTAL REDUCTIONS (Cash Receipts Journal Attached)                         $           --
                                                                                   --------------
4.  Other adjustments to Accounts Receivable
    (Explain: _______________)                                                     $           --
                                                                                   --------------
5.  NEW ACCOUNTS RECEIVABLE BALANCE (Total of Lines 1, 2C, 3E
    and 4).                                                                        $           --
                                                                                   --------------
6.  Total Ineligible Accounts Receivable (Line 2 of Borrowing
    Base Certificate dated __________)                                             $           --
                                                                                   --------------
7.  Total Eligible Accounts Receivable                                             $           --
                                                                                   --------------
8.  Eligible Accounts Receivable Availability (85% of Line 7)                      $           --
                                                                                   --------------
9.  Eligible Inventory Availability (Line 6 of Borrowing Base
    Certificate dated __________)                                                  $           --
                                                                                   --------------
10. Reserves Against Availability
     (A) Other Reserves - Minimum Availability Requirement         $1,000,000.00
                                                                   -------------
     (B) Other Reserves - Accounts Payable > 60 days from
         due date                                                  $          --
                                                                   -------------
     (C) TOTAL RESERVES                                                            $ 1,000,000.00
                                                                                   --------------
11. Total Borrowing Availability (Line 8 plus line 9 minus
    line 10c)                                                                      $(1,000,000.00)
                                                                                   --------------
12. BEGINNING REVOLVING CREDIT LOAN BALANCE (Line 16 of
    previous NRCA dated __________)                                                $           --
                                                                                   --------------
13. Plus Revolving - Credit Advance requested                                      $           --
                                                                                   --------------
14. Less TOTAL cash collections against Revolving Credit
    Loan since last Notice of Revolving Credit Advance

     (A) Date: __________   Amt: $__________   (B) Date: __________ Amt: $__________
     (C) Date: __________   Amt: $__________   (D) Date: __________ Amt: $__________
     (E) TOTAL CASH REMITTED                                                       $           --
                                                                                   --------------
15. OTHER REDUCTIONS AND ADDITIONS (Explain: _______________)                      $           --
                                                                                   --------------
16. ENDING REVOLVING CREDIT LOAN BALANCE (Lines 12 plus 13 minus
    14a plus/minus 15)                                                             $           --
                                                                                   --------------
17. Other                                                                          $           --
                                                                                   --------------
18. NET BORROWING AVAILABILITY: (Line 11 minus the total of
    Line 16 plus line 17)                                                          $(1,000,000.00)
                                                                                   --------------

The undersigned hereby certifies that (a) all of the foregoing Information regarding the Eligible Accounts is true and correct on the date hereof and all such Accounts listed as Eligible Accounts are Eligible Accounts within the meaning given such term in the Loan and Security Agreement dated __________ between Borrower, Regions Bank and the other parties thereto, if any (as from time to time amended, supplemented, restated to otherwise modified the "Loan Agreement"), and (b) all of the foregoing information regarding the Eligible Inventory is true and correct on the date hereof and all such Inventory listed as Eligible Inventory is Eligible Inventory within the meaning given such term in the Loan Agreement.

                                               ---------------------------------


By:                                     Title:
    ---------------------------------   ---------------------------------

                                    Exhibit B

                                  Regions Bank

                     Required Reports and Other Information

COMPANY NAME: Americana Foods Limited Partnership

                                                               Daily (A)   Weekly (B)   Monthly (C)
                                                               ---------   ----------   -----------
1.  Exhibit "A" Notice of Revolving Credit Advance                 X            X
2.  Daily Sales from COM Files (daily sales invoices and
    credit memos)                                                  X            X
3.  AR Cash Receipts and Adjustment Journal                        X            X
4.  Lockbox Advice of Deposit & Deposit Detail for the
    following (3) accts - Wells Fargo Accts #609, #064,
    and Bank One #720                                              X            X
5.  Accounts Receivable Summary Aging                              X            X
6.  Accounts Receivable Detailed and Summary Aging                                           X
7.  Accounts Payable Detailed and Summary Aging                                              X
8.  Ending Inventory Comparison by Item Type                                                 X
9.  Ending Inventory perpetual report - Finished Goods
    and Raw Materials - Mapics report                                                        X
1O. Ending Inventory listing of items located at Outside
    warehouses                                                                               X
11. Inventory Composition Analysis by Type (Raw, WIP and
    Finished Goods)                                                                          X
12. Excess/Obsolete Analysis with Supporting Documentation
13. Copies of Lockbox Statements and Operating Account
    Statements
14. Other Reports as Set Forth in Section _____ of the Loan
    Agreement, including, without limitation:
    (i)    Inventory Perpetual Listing
    (ii)   Accounts Receivable Aging Reconciled to the
           General Ledger and to the Financial Statements
    (iii)  Inventory Perpetual Reconciled to the General
           Ledger and to the Financial Statements
    (iv)   Accounts Payable Aging Reconciled to the General
           Ledger and to the Financial Statements
    (v)    Exhibit "C and C-1" Borrowing Base and Inventory
           Rollforward and Reconcilation                                                     X
    (vi)   Exhibit "D" Accounts Payable Analysis
    (vii)  Exhibit "E" Daily Accounts Receivable Rollforward       X            X
    (viii) Exhibit "J" Compliance Certificate                                                X
    (ix)   Interim Financial Statements (due within 30 days
           after ea. Month end)                                                              X

    (x) Audited Financial Statements (due within 100 days after year end of calendar year)

    (xi) Annual Inventory appraisal (due with 100 days after the end of calendar year, annually or whenever deemed necessary)

(A) All Collateral Reporting Items Due Daily are due in conjunction with the Notice of Revolving Credit Advance

(B) All collateral Reporting Items Due Weekly are due by the 2nd business day of the following week

(C) All Collateral Reporting Items Due Monthly are Due by the 15th day of the following month

    All Financial Reporting is due by the end of the following fiscal month.

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[GRAPHIC]

Online Applications

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I'm Interested in:

o    Client Business Application

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o    Referral Application

The experience of PFI's personnel can assist in many ways.

Get started by completing the Client Business Application.

[GRAPHIC]

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

When recorded, return to:

Lorin Williams Combs, Esq.
5400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270

                                  DEED OF TRUST
                               (Improved Property)

     This Deed of Trust (herein referred to as the "Deed of Trust"), is entered into as of November 19, 2002, by AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, as Borrower, whose mailing address for notice hereunder is at 3333 Dan Morton Drive, Dallas, Texas 75236 to Robert F. Strong, Trustee, whose address is Regions Bank, 1111 West Mockingbird, Dallas, Texas 75247, for the benefit of the hereinafter described Lender.

                                   WITNESSETH

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

          Assignment of Rents: The present, unconditional and absolute Assignment of Rents of even date with this Deed of Trust executed by the Borrower as Assignor in favor of the Lender as amended from time to time.

          Borrower: The individual or entity described as Borrower in the initial paragraph of this Deed of Trust and any and all subsequent owners of the Mortgaged Property or any part thereof (without hereby implying Lender's consent to any Disposition of all or any part of the Mortgaged Property).

          CGL: The broadest available form of commercial general liability insurance (utilizing the then prevailing ISO form or an equivalent form acceptable to Lender in its sole discretion).

          Charges: All fees, charges and/or other things of value, if any, contracted for, charged, received, taken or reserved by Lender in connection with the transactions relating to the Note and the Loan Documents, which are treated as interest under applicable law.

          Code: The Uniform Commercial Code, as amended from time to time, in effect in the state in which the Mortgaged Property is located.

          Constituent Party: Any signatory to this Deed of Trust that signs on Borrower's behalf that is a corporation, general partnership, limited partnership limited liability company, joint venture, trust, or other type of business organization.

          Contracts: All of the right, title, and interest of Borrower, including equitable rights, in, to, and under any and all (i) contracts for the purchase of all or any portion of the Mortgaged Property, whether such contracts are now or at any time hereafter existing, including but without limitation, any and all earnest money or other deposits escrowed or to be escrowed or letters of credit provided or to be provided by the purchasers under the contracts, including all amendments and supplements to and renewals and extensions of the contracts at any time made, and together with all payments, earnings, income, and profits arising from the sale of all or any portion of the Mortgaged Property or from the contracts and all other


DEED OF TRUST - Page 1
     sums due or to become due under and pursuant thereto and together with any and all earnest money, security, letters of credit or other deposits under any of the contracts; (ii) contracts, licenses, permits, and rights relating to living unit equivalents or other entitlements for water, wastewater, and other utility services whether executed, granted, or issued by a Person directly or indirectly related to, or connected with, the development, ownership, maintenance or operation of the Mortgaged Property, whether such contracts, licenses, and permits are now or at any time thereafter existing, including without limitation, any and all rights of living unit equivalents or other entitlements with respect to water, wastewater, and other utility services, certificates, licenses, zoning variances, permits, and no-action letters from each governmental authority required: (a) to evidence compliance by Borrower and all improvements constructed or to be constructed on the Mortgaged Property with all Legal Requirements applicable to the Mortgaged Property, and (b) to develop and/or operate the Mortgaged Property as a commercial and/or residential project, as the case may be; (iii) any and all right, title, and interest Borrower may have in any financing arrangements relating to the financing of or the purchase of all or any portion of the Mortgaged Property by future purchasers; and (iv) all other contracts which in any way relate to the use, enjoyment, occupancy, operation, maintenance, repair, management or ownership of the Mortgaged Property (save and except any and all Leases), including but not limited to maintenance and service contracts and management agreements.

          Debtor Relief Laws: Title 11 of the United States Code, as now or hereafter in effect, or any other applicable law, domestic or foreign, as now or hereafter in affect, relating to bankruptcy, insolvency, liquidation, receivership, reorganization, arrangement or composition, extension or adjustment of debts, or similar laws affecting the rights of creditors.

          Default: Any condition or event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default.

          Default Rate: The rate of interest specified in the Note to be paid by the maker of the Note from and after the occurrence of a Default in payment under the provisions of the Note and Loan Documents but not in excess of the Maximum Lawful Rate.

          Disposition: Any sale, lease (except as permitted under this Deed of Trust), exchange, assignment, conveyance, transfer, trade, or other disposition of all or any portion of the Mortgaged Property (or any interest therein) or all or any part of the beneficial ownership interest in Borrower (if Borrower is a corporation, partnership, general partnership, limited partnership, joint venture, trust, or other type of business association or legal entity).

          Environmental Indemnity Agreement: The Environmental Indemnity Agreement of even date herewith executed by the Borrower in favor of Lender as amended from time to time.

          ERISA: The Employee Retirement Income Security Act of 1974, 29 U.S.C.
     Section 1001 et seq., as amended, and any all successor statutes thereof.

          Event of Default: Any happening or occurrence described in Article VI hereof.

          Fixtures: All materials, supplies, equipment, systems, apparatus, and other items now owned or hereafter acquired by Borrower and now or hereafter attached to, installed in, or used in connection with (temporarily or permanently) any of the Improvements or the Land, which are now owned or hereafter acquired by Borrower and are now or hereafter attached to the Land or the Improvements, and including but not limited to any and all partitions, dynamos, window screens and shades, draperies, rugs and other floor coverings, awnings, motors, engines, boilers, furnaces, pipes, cleaning, call and sprinkler systems, fire extinguishing apparatus and equipment, water tanks, swimming pools, heating, ventilating, refrigeration, plumbing, laundry, lighting, generating, cleaning, waste disposal, transportation (of people or things, including but not limited to, stairways, elevators, escalators, and conveyors), incinerating, air conditioning and air cooling equipment and systems, gas and electric machinery, appurtenances and equipment, disposals, dishwashers, refrigerators and ranges, recreational equipment and facilities of all kinds, and lighting, traffic control, waste disposal, raw and potable water, gas, electrical, storm and sanitary sewer,


DEED OF TRUST - Page 2
     telephone and cable television facilities, and all other utilities whether or not situated in easements, together with all accessions, appurtenances, replacements, betterments, and substitutions for any of the foregoing and the proceeds thereof.

          GAAP: Generally accepted accounting principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

          Governmental Authority: Any and all applicable courts, boards, agencies, commissions, offices, or authorities of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise), whether now or hereafter in existence.

          Impositions: (i) All real estate and personal property taxes, charges, assessments, standby fees, excises, and levies and any interest, costs, or penalties with respect thereto, general and special, ordinary and extraordinary, foreseen and unforeseen, of any kind and nature whatsoever which at any time prior to or after the execution hereof may be assessed, levied, or imposed upon the Mortgaged Property or the ownership, use, occupancy, or enjoyment thereof, or any portion thereof, or the sidewalks, streets, or alleyways adjacent thereto; (ii) any charges, fees, license payments, or other sums payable for or under any easement, license, or agreement maintained for the benefit of the Mortgaged Property; (iii) water, gas, sewer, electricity, and other utility charges and fees relating to the Mortgaged Property; and (iv) assessments and charges arising under any subdivision, condominium, planned unit development, or other declarations, restrictions, regimes, or agreements affecting the Mortgaged Property.

          Improvements: Any and all buildings, covered garages, air conditioning towers, open parking areas, structures and other improvements of any kind or nature, and any and all additions, alterations, betterments or appurtenances thereto, now or at any time hereafter situated, placed, or constructed upon the Land or any part thereof.

          Indebtedness: (i) The principal of, interest on, or other sums evidenced by the Loan Documents; (ii) any other amounts, payments, or premiums payable under the Loan Documents; (iii) such additional or future sums (whether or not obligator), with interest thereon, as may hereafter be borrowed or advanced from Lender, its successors or assigns, by the then record owner of the Mortgaged Property, when evidenced by a promissory note which, by its terms, is secured hereby (it being contemplated by Borrower and Lender that such future indebtedness may be incurred); (iv) any and all other indebtedness, obligations, and liabilities of any kind or character of Borrower to Lender, now or hereafter existing, absolute or contingent, due or not due, arising by operation of law or otherwise, or direct or indirect, primary or secondary, joint, several, joint and several, fixed or contingent, secured or unsecured by additional or different security or security or securities, including indebtedness, obligations, and liabilities to Lender of Borrower as a member of any partnership, joint venture, trust or other type of business association, or other group, and whether incurred by Borrower as principal surety, endorser, guarantor, accommodation party or otherwise, and (v) any and all renewals, modifications, amendments, restatements, rearrangements, consolidations, substitutions, replacements, enlargements, and extensions thereof, it being contemplated by Borrower and Lender that Borrower may hereafter become indebted to Lender in further sum or sums. Notwithstanding the foregoing provisions of this definition, this Deed of Trust shall not secure any such other loan, advance, debt, obligation or liability with respect to which Lender is by applicable law prohibited from obtaining a lien on real estate, nor shall this definition operate or be effective to constitute or require any assumption or payment by any Person, in any way, of any debt or obligation of any other person to the extent that the same would violate or exceed the limit provided in any applicable usury or other law.

          Land: All that certain real property or interest therein situated in the County of Dallas, Texas, more particularly described in Exhibit A attached hereto and incorporated herein by this reference, together with all right, title, interest, and privileges of Borrower in and to (i) all streets, ways, roads, alleys, easements, rights-of-way, licenses, rights of ingress and egress, vehicle parking rights and public places,


DEED OF TRUST - Page 3
     existing or proposed, abutting, adjacent, used in connection with or pertaining to such real property or the improvements thereon; (ii) any strips or gores of real property between such real property and abutting or adjacent properties; (iii) all water and water rights, timber and crops pertaining to such real estate; and (iv) all appurtenances and all reversions and remainders in or to such real property.

          Leases: Any and all leases, master leases, subleases, licenses, concessions, or other agreements (whether written or oral, or now or hereafter in effect) which grant to third parties a possessory interest in and to, or the right to use or occupy, all or any part of the Mortgaged Property, together with all security and other deposits or payments made in connection therewith.

          Legal Requirements: (i) Any and all present and future judicial decisions, statutes (including Architectural Barrier Laws and Environmental
     Laws), rulings, rules, regulations, permits, certificates, or ordinances of any Governmental Authority in any way applicable to Borrower, any Constituent Party or the Mortgaged Property, including, without limiting the generality of the foregoing, the ownership, use, occupancy, possession, operation, maintenance, alteration, repair, or reconstruction thereof, (ii) any and all covenants, conditions, and restrictions contained in any deeds, other forms of conveyance, or in any other instruments of any nature that relate in any way or are applicable to the Mortgaged Property or the ownership, use, or occupancy thereof, (iii) Borrower's presently or subsequently effective bylaws and articles of in corporation, operating agreement and articles of organization or partnership, limited partnership, joint venture, trust, or other form of business association agreement, (iv) any and all Leases, contracts(written or oral), other than those described in (v) above, of any nature that relate in any way to the Mortgaged Property and to which Borrower may be bound, including, without limiting the generality of the foregoing, any lease or other contract pursuant to which Borrower is granted a possessory interest in and to the Land and/or the Improvements.

          Lender: REGIONS BANK, an Alabama banking corporation, whose address for notice hereunder is 1111 West Mockingbird, Dallas, Texas 75247,
     Attention: Commercial Real Estate Lending, and the subsequent holder or holders, from time to time, of the Note.

          Loan Agreement: The Loan Agreement of even date herewith by and between Borrower and Lender governing the loan evidenced by the Note and secured, inter alia, by the liens created by the Loan Documents.

          Loan Documents: This Deed of Trust, the Loan Agreement, the Revolving Note, the Term Note, the Security Agreement, Pledge Agreement, Environmental Indemnity Agreement, Assignment of Rents, and other instruments, documents, and agreements executed and delivered pursuant to or in connection with this Agreement, as such instruments, documents, and agreements may be amended, modified, renewed, restated, extended, supplemented, replaced, consolidated, substituted, or otherwise changed from time to time.

          Material Adverse Effect: Any act, event, condition or circumstances which could materially and adversely affect the business, operations, condition (financial or otherwise), performance or assets of Borrower or any Constituent Party, the ability of Borrower or any Constituent Party to perform its obligations under any Loan Document to which it is a party or by which it is bound or the enforceability of any Loan Document.

          Maximum Lawful Rate: The maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Lender in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law), taking into account all Charges made in connection with the transaction evidenced by the Note and the other Loan Documents. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Note and/or the Related Indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under


DEED OF TRUST - Page 4

     Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by given notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

          Minerals: All substance in, on, under or above the Land which are now, or may become in the future, intrinsically valuable (that is, valuable in themselves) and which now or may be in the future enjoyed through extraction or removal from the Land, including without limitation, oil, gas, and all other hydrocarbons, coal, lignite, carbon dioxide and all other nonhydrocarbon gases, uranium and all other radioactive substances, and gold, silver, copper, iron and all other metallic substances or ores.

          Mortgaged Property: The Land, Minerals, Fixtures, Improvements, Personalty, Contracts, Leases, and Reserves, and any interest of Borrower now owned or hereafter acquired in and to the Land, Minerals, Fixtures, Improvements, Personalty, Contracts, Leases and Reserves, together with any and all other security and collateral of any nature whatsoever, now or hereafter given for the repayment of the Indebtedness or the performance and discharge of the Obligations. As used in this Deed of Trust, the term "Mortgaged Property" shall be expressly defined as meaning all or, where the context permits or requires, any portion of the above and all or, where the context permits or requires, any interest therein.

          Note: That certain Promissory Note of even date herewith, incorporated herein but this reference, executed by Borrower and payable to the order of Lender in the principal amount of Ten Million and No/100 Dollars ($10,000,000.00), bearing interest as therein specified, containing an attorney's fee clause, interest and principal being payable as therein specified, and secured by, among other things, this Deed of Trust; and any and all renewals, modifications, amendments, rearrangements, consolidations, reinstatements, enlargements, or extensions of such promissory note or of any promissory note or notes given in renewal, substitution or replacement therefor. For the purpose of this Deed of Trust, all references to the "Note" herein shall refer to that certain Term Note (as defined in the Loan Agreement) unless otherwise indicated.

          Obligations: Any and all of the covenants, conditions, warranties, representations, and other obligations (other than to repay the Indebtedness) made or undertaken by Borrower, or any other Person or party to the Loan Documents to Lender, Trustee, or others as set forth in the Loan Documents, the Leases, and in any deed, lease, sublease, or other form of conveyance, or any other agreement pursuant to which Borrower is granted a possessory interest in the Land.

          Permitted Exceptions: The liens, casements, restrictions, security interests, and other matters (if any) as reflected on Exhibit B attached hereto and incorporated herein by reference and the liens and security interests created by the Loan Documents.

          Person: Any corporation, limited liability company, general partnerships, limited partnership, firm, association, joint venture, trust, and any other organization, or legal entity, including any public or governmental body, agency or instrumentality, as well as any natural person.

          Personalty: All of the right, title, and interest of Borrower in and to (i) the Plan; (ii) all building construction materials and equipments;
     (iii) furniture, furnishings, equipment, machinery, goods (including, but not limited to, crops, farm products, timber and timber to be cut, and extracted Minerals); (iv) general intangibles (including payment intangibles), money, insurance proceeds, accounts, contract and subcontract rights, trademarks, trade names, copyrights, monetary obligations, chattel paper (including electronic chattel paper), instruments, investments property, documents, letter of credit rights, inventory and commercial tort claims; (v) all cash funds, fees (whether refundable, returnable or reimbursable), deposit accounts or other funds or evidences of cash, credit or indebtedness deposited by or on behalf of Borrower with any governmental agencies, boards, corporations, providers of utility services, public or private, including specifically, but without limitation, all refundable, returnable, or reimbursable tap fees, utility deposits, commitment fees and development costs, any awards, remunerations, reimbursements, settlements, or compensation heretofore made or hereafter to be made by any Governmental Authority


DEED OF TRUST - Page 5
     pertaining to the Land, Improvements, Fixtures, Contracts, or Personalty, including but not limited to those for any vacation of, or change of grade in, any streets affecting the Land or the Improvements and those for municipal utility district or other utility costs incurred or deposits made in connection with the Land; and (vi) all other personal property of any kind or character as defined in and subject to the provisions of the Code (Article 9 - Secured Transactions); any and all of which are now owned or hereafter acquired by Borrower, and which are now or hereafter situated in, on, or about the Land or the Improvements, or used in or necessary to the complete and proper planning, development, construction, financing, use, occupancy, or operation thereof, or acquired (whether delivered to the Land or stored elsewhere) for use in or on the Land or the Improvements, together with all accessions, replacements, and substitutions thereto or therefor and the proceeds thereof.

          Related Indebtedness: Any and all debt paid or payable by Borrower to Lender pursuant to the Loan Documents or any other communication or writing by or between Borrower and Lender related to the transaction or transactions that are the subject matter of the Loan Documents, except such debt which has been paid or is payable by Borrower to Lender under the Note.

          Rents: All of the rents, royalties, issues, bonus monies, revenues, income, proceeds, profits, security and other types of deposits (after Borrower acquires title thereto), and other benefits paid or payable by parties to the Leases (other than Borrower) for using, leasing, licensing, possessing, operating from, residing in, selling, or otherwise enjoying all or any portion of the Mortgaged Property.

          Reserves: All sums on deposit or due under any of the documents now or hereafter executed by the Borrower for the benefit of Lender including, without limitation, (i) the accounts into which the Reserves have been deposited, (ii) all insurance on said accounts, (iii) all accounts, contract rights and general intangibles or other rights and interests pertaining thereto, (iv) all sums now or hereafter therein or represented thereby, (v) all replacements, substitutions or proceeds thereof, (vi) all instruments and documents now or hereafter evidencing the Reserves or such accounts, (vii) all powers, options, rights, privileges and immunities pertaining to the Reserves (including the right to make withdrawals therefrom), and (viii) all proceeds of the foregoing.

          Subordinate Mortgage: Any mortgage, deed of trust, pledge, lien (statutory, constitutional, or contractual), security interest, encumbrance or charge, or conditional sale or other title retention agreement, covering all or any portion of Mortgaged Property executed and delivered by Borrower, the lien of which is subordinate and inferior to the lien of this Deed of Trust.

          Tax Code: The U.S. Internal Revenue Code of 1986, as amended, any and all U.S. Department of Treasury Regulations issued pursuant thereto in temporary or final form, and any and all federal, state, county, municipal and city rules and rulings, notices, requirements, statutes, regulations or laws governing or relating to taxes and/or taxation, and any and all successor statutes thereof.

          Trustee: The individual described as Trustee in the initial paragraph of this Deed of Trust.

     Section 1.2 Additional Definitions. As used herein, the following terms shall have the following meanings: (a) "hereof," "hereby," "hereto," "hereunder," "herewith," and similar terms means of, by, to, under and with respect to, this Deed of Trust or to the other documents or matters being referenced; (b) "heretofore" means before, "hereafter" means after, and "herewith" means concurrently with, the date of this Deed of Trust; (c) all pronouns, whether in masculine, feminine or neuter form, shall be deemed to refer to the object of such pronoun whether same is masculine, feminine or neuter in gender, as the context may suggest or require; (d) "including" means including, without limitation; and (e) all terms used herein, whether or not defined in Section 1.1 hereof, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.


DEED OF TRUST - Page 6

                                   ARTICLE II

                                      GRANT

     Section 2.1 Grant. To secure the full and timely payment of the Indebtedness and the full and timely performance and discharge of the Obligations, Borrower has GRANTED, BARGAINED, SOLD and CONVEYED, with power of sale, and by these presents does GRANT, BARGAIN, SELL and CONVEY, unto Trustee, in trust, with power of sale, the Mortgaged Property (but expressly excluding Rents), subject, however, to the Permitted Exceptions, TO HAVE AND TO HOLD the Mortgaged Property (but expressly excluding Rents) unto Trustee, forever, and Borrower does hereby bind itself, its successors, and assigns to WARRANT AND FOREVER DEFEND the title to the Mortgaged Property unto Trustee against every Person whomsoever lawfully claiming or to claim the same or any part thereof; provided, however, that if Borrower shall pay (or cause to be paid) the Indebtedness as and when the same shall become due and payable and shall fully perform and discharge (or cause to be fully performed and discharged) the Obligations on or before the date same are to be performed and discharged, then the liens, security interests, estates, and rights granted by the Loan Documents shall terminate, in accordance with the provisions hereof, otherwise same shall remain in full force and effect. A certificate or other written statement executed on behalf of Trustee or Lender confirming that the Indebtedness has not been fully paid or the Obligations have not been fully performed or discharged shall be sufficient evidence thereof for the purpose of reliance by third parties on such fact.

                                   ARTICLE III

                         WARRANTIES AND REPRESENTATIONS

     Borrower hereby unconditionally warrants and represents to Lender, as of the date hereof and at all times during the term of this Deed of Trust, as follows:

     Section 3.1 Organization and Power. If Borrower or any Constituent Party is a corporation, limited liability company, general partnership, limited partnership, joint venture, trust, or other type of business association, as the case may be, Borrower and any Constituent Party, if any, (a) is either a corporation duly incorporated or limited liability company duly organized with a legal status separate from its affiliates, or a partnership or trust, joint venture or other type of business association duly organized, validly existing, and in good standing under the laws of the state of its formation or existence, and has compiled with all conditions prerequisite to its doing business in the state in which the Mortgaged Property is located, and (b) has all requisite power and all governmental certificates of authority, licenses, permits, qualifications, and documentation to own, lease, and operate its properties and to carry on its business as now being, and as proposed to be, conducted.

     Section 3.2 Validity of Loan Documents. The execution, delivery, and performance by Borrower of and under the Loan Documents, (a) if Borrower, or any signatory who signs on its behalf, is a corporation, general partnership, limited partnership, limited liability company, joint venture, trust, or other type of business association, as the case may be, are within Borrower's and each Constituent Party's powers and have been duly authorized by Borrower's and each Constituent Party's board of directors, shareholders, partners, members, managers, venturers, Trustees, or other necessary parties, and all other requisite action for such authorization has been taken, (b) have received any and all requisite prior governmental approvals in order to be legally binding and enforceable in accordance with the terms thereof, and (c) will not violate, be in conflict with, result in breach of, or constitute (with due notice or lapse of time, or both) a Default under or violation of any Legal Requirement or result in the creation or imposition of any lien, charge, or encumbrance of any nature whatsoever upon any of Borrower's and any Constituent Party's property or assets, except as contemplated by the provisions of the Loan Documents. The Loan Documents constitute the legal, valid, and binding obligations of Borrower, and others obligated under the terms of the Loan Documents, enforceable in accordance with their respective terms.

     Section 3.3 Information. All information, financial statements, reports, papers, and data given or to be given to Lender with respect to Borrower, each Constituent Party, others obligated under the terms of the Loan


DEED OF TRUST - Page 7

Documents, or the Mortgaged Property are, or at the time of delivery will be, accurate, complete, and correct in all material respects and do not, or will not, omit any fact, the inclusion of which is necessary to prevent the facts contained therein from being materially misleading. Since the date of the financial statements of Borrower, any Constituent Party, or other party liable for payment of the Indebtedness or performance of the Obligations or any part thereof heretofore furnished to Lender, no Material Adverse Effect has occurred, and except as heretofore disclosed in writing to Lender, Borrower, each Constituent Party, or any other such party has not incurred any material liability, direct or indirect, fixed or contingent.

     Section 3.4 Title and Lien. Borrower has good and indefeasible title to the Land (in fee simple, if the lien created hereunder be on the fee, or a first and prior leasehold estate, if it be created on the leasehold estate) and Improvements, and good and marketable title to the Fixtures and Personalty, free and clear of any liens, charges, rights of first refusal or first offer, encumbrances, security interests, claims, easements, restrictions, options, leases (other than the Leases), covenants, and other rights, titles, interests, or estates of any nature whatsoever, other than the Permitted Exceptions. This Deed of Trust constitutes a valid, subsisting first lien on the Land, the Improvements, the Leases and the Fixtures; a valid, subsisting first priority security interest in and to the Personalty, Contracts, and to the extent that the term Leases include items covered by the Code, in and to the Leases; all in accordance with the terms hereof, and all subject to the Permitted Exceptions.

     Section 3.5 Business Purposes. The loan evidenced by the Note is solely for the purpose of refinancing Borrower's office and plant, and is not for personal, family, household, or agricultural purposes. The Mortgaged Property forms no part of any property owned, used or claimed by Borrower as a residence or business homestead and is not exempt from forced sale under the laws of the State in which the Mortgaged Property is located. Borrower hereby disclaims and renounces each and every claim to all or any portion of the Mortgaged Property as a homestead.

     Section 3.6 Taxes. Borrower, and each Constituent Party have filed all federal, state, county, municipal, and city income and other tax returns required to have been filed by them (including, without limitation, those required under the Tax Code) and have paid all taxes and related liabilities which have become due pursuant to such returns or pursuant to any assessments received by them. Neither Borrower nor Constituent Party knows of any basis for any additional assessment in respect of any such taxes and related liabilities. Borrower and each Constituent Party believe that their respective tax returns properly reflect the income and taxes of Borrower and each Constituent Party for the periods covered thereby, subject only to reasonable adjustments required by the Internal Revenue Service or other applicable tax authority upon audit.

     Section 3.7 Mailing Address. Borrower's mailing address, as set forth in the opening paragraph hereof or as changed pursuant to the provisions hereof, is true and correct.

     Section 3.8 Relationship of Borrower and Lender. Notwithstanding any prior business or personal relationship between Borrower and Lender, or any officer, director or employee of Lender, the relationship between Borrower and Lender is solely that of debtor and creditor, Lender has no fiduciary or other special relationship with Borrower, Borrower and Lender are not partners or joint venturers, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

     Section 3.9 No Reliance on Lender. Borrower is experienced in the ownership and operation of properties similar to the Mortgaged Property and Borrower and Lender have and are relying solely upon Borrower's expertise and business plan in connection with the ownership and operation of the Mortgaged Property. Borrower is not relying on Lender's expertise or business acumen in connection with the Mortgaged Property.

     Section 3.10 No Litigation. Except as disclosed in writing to Lender, there are no (i) judicial, administrative, mediation or arbitration actions, suits, or proceedings, at law or in equity, before any Governmental Authority or arbitrator pending or threatened against or affecting Borrower, or any Constituent Party, or involving the Mortgaged Property, (ii) outstanding or unpaid judgments against Borrower, any Constituent Party, or the Mortgaged Property, or (iii) Defaults by Borrower with respect to any order, writ, injunction, decree, or demand of any Governmental Authority or arbitrator.


DEED OF TRUST - Page 8

     Section 3.11 ERISA. Borrower is not an "employee benefit plan," as defined in Section 3(3) of ERISA, which is subject to Title of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101(1998).

     Section 3.12 No Bankruptcy. No Bankruptcy or insolvency proceedings are pending or contemplated by Borrower or, to the best knowledge, information and belief of Borrower, against Borrower or by or against any endorser, consigner or guarantor of the Note.

     Section 3.13 Compliance with Legal Requirements. The Land and the Improvements and the intended use thereof by Borrower comply with all Legal Requirements, including, without limitation, all applicable restrictive covenants, zoning ordinances, subdivision and building codes, flood disaster laws, applicable health and environmental laws and regulations and all other ordinances, orders or requirements issued by any state, federal or municipal authorities having or claiming jurisdiction over the Mortgaged Property.

     Section 3.14 Separate Tax Parcel: Legal Lot. The Mortgaged Property is taxed separately without regard to any other real estate and the Land constitutes a legally subdivided lot under all applicable Legal Requirements (or, if not subdivided, no subdivision or platting of the Land is required under applicable Legal Requirements), and for all purposes may be mortgaged, conveyed or otherwise dealt with as an independent parcel.

                                   ARTICLE IV

                              AFFIRMATIVE COVENANTS

     Borrower hereby unconditionally covenants and agrees with Lender, until the entire Indebtedness shall have been paid in full and all of the Obligations shall have been fully performed and discharged as follows:

     Section 4.1 Payment and Performance. Borrower will pay the indebtedness as and when specified in the Loan Documents, and will perform and discharge all of the Obligations, in full and on or before the dates same are to be performed.

     Section 4.2 Existence. Constituent Party will and will cause Borrower to preserve and keep in full force and effect its existence (separate and apart from its affiliates), good standing, rights, franchises, trade names, trademarks and other associated goodwill whether existing at common law or as a federal or state registration.

     Section 4.3 Compliance with Legal Requirements. Borrower will promptly and faithfully comply with, conform to, and obey all Legal Requirements, whether the same shall necessitate structural changes in, improvements to, or interfere with the use or enjoyment of, the Mortgaged Property.

     Section 4.4 First Lien Status. Borrower will protect and preserve the first lien and security interest status of this Deed of Trust and the other Loan Documents and will not permit to be created or to exist in respect of the Mortgaged Property or any part thereof any lien or security interest on a parity with, superior to, or inferior to any of the liens or security interest hereof, except for the Permitted Exceptions.

     Section 4.5 Payment of Impositions. Borrower will duly pay and discharge, or cause to be paid and discharged, the Impositions not later than the earlier to occur of (i) the due date thereof, (ii) the date any fine, penalty, interest, or cost may be added thereto or imposed, or (iii) the date prior to any date any lien may be filed for the nonpayment thereof (if such date is used to determine the due date of the respective item), and Borrower shall deliver to Lender a written receipt evidencing the payment of the respective Imposition.

     Section 4.6 Repair. Borrower will keep the Mortgaged Property in first-class order and condition and will make all repairs, replacements, renewals, additions, betterments, improvements, and alterations thereof and thereto, interior and exterior, structural and nonstructural, ordinary and extraordinary, foreseen and unforeseen, which are necessary or reasonably appropriate to keep same in such order and condition. Borrower will prevent any act, occurrence, or neglect which might impair the value or usefulness of the Mortgaged Property for its intended usage. In instances where repairs, replacements, renewals, additions, betterments, improvements, or alterations are


DEED OF TRUST - Page 9
required in and to the Mortgaged Property on an emergency basis to prevent loss, damage, waste, or destruction thereof, Borrower shall proceed to repair, replace, add to, better, improve, or alter same, or cause same to be repaired, replaced, added to, bettered, improved, or altered, notwithstanding anything to the contrary contained in Section 5.2 hereof; provided, however, that in instances where such emergency measures are to be taken, Borrower will notify Lender in writing of the commencement of same and the measures to be taken and, when same are completed, the completion date and the measures actually taken.

     Section 4.7 Insurance. Borrower will, at Borrower's own expense, obtain and maintain and keep in full force and effect insurance upon and relating to the Mortgaged Property with such insurers, in such amounts and covering such risks as shall be reasonably requested by and satisfactory to Lender, from time to time, including but not limited to the following: (i) CGL providing coverage against (among others) bodily injury and disease, including death resulting therefrom, personal injury and property damage, written on an "occurrence" basis with respect to the business and any other activities carried on, in or from the Mortgaged Property and with respect to Borrower's use and occupancy thereof (including a provision for contractual liability coverage insuring Borrower of the performance of its indemnity obligations set forth in this Deed of Trust), having limits of not less than $1,000,000.00 per occurrence and $2,000,000.00 general aggregate per location (or with such increased limits as may be required from time to time by Lender by giving notice to the Borrower) with no deductible or self-insured retention in of $25,000.00 to apply to any coverage provided by the CGL policy without the prior written approval of Lender which approval shall not be unreasonably withheld, conditioned or delayed; (ii) the broadest available form of "all risks" or "special form" property insurance (utilizing the then prevailing "ISO Special Form" property insurance form or an equivalent form acceptable to Lender), including but not limited to, coverage for the Mortgaged Property, and all improvements, betterments alterations, and additions to the Mortgaged Property and all furniture, fixtures, equipment, merchandise and all other items of Borrower's personal property in, on, at, or about the Mortgaged Property with no exclusions permitted thereunder with respect to vandalism, malicious mischief, or sprinkler leakage, including earthquake and flood as covered causes of losses and including an agreed amount endorsement for not less than one hundred percent (100%) of the full replacement cost (new, without deduction for depreciation) of the covered items and property and an ordinance or law coverage endorsement, with no deductible or self-insured retention in excess of $25,000.00 to apply to any loss covered by such property insurance, and it being the parties' intent that Borrower structure its property insurance program so that no coinsurance penalty is imposed and there are no valuation disputes with any insurer or with Lender; (iii) business income and extra expense coverage for no less than six (6) months of income and expenses;
(iv) workers' compensation insurance to the statutory limit and employer's liability (and/or commercial umbrella) insurance having a limit of not less than $10,000.00 per occurrence; (v) automobile liability insurance covering owned, non-owned or rented automotive equipment having the combined single limit of not less than $1,000,000.00 with respect to injuries or damages in any one occurrence; and (vi) such other insurance with other coverages or increased coverages, if any, as Lender may require from time to time. Each insurance policy issued pursuant to this Section 4.7 shall be issued by good and solvent insurance companies reasonably satisfactory to Lender, to be licensed in the State of Texas, and having a "General Policyholders Rating" of at least "A.IX" or better by Best's Insurance Guided and/or "A- or better" by Standard & Poor Insurance Solvency Review, or such better rating as may be required by Lender with respect to such insurance, and all such policies shall provide, by way of endorsements, riders, or as otherwise applicable, that: (a) with respect to the CGL and all other liability insurance, if the policy contains a general aggregate limit, such policy shall include an "Aggregate Limits of Insurance Per Location" endorsement (using the applicable ISO form or an equivalent form reasonably acceptable to Lender); (b) with respect to the CGL and all other liability insurance, such insurance shall name Lender as an "Additional Insured" (using the applicable ISO form, or an equivalent form reasonably acceptable to Lender, without modification and under the commercial umbrella, if any, and which policy shall contain standard CGL "other insurance" wording, unmodified in any way that would make it excess over or contributory with the additional insured's own commercial general liability coverage), and with respect to the property and other applicable insurance, such insurance shall contain a standard "Mortgagee clause" and shall be payable to Lender as a mortgagee and not as a co-insured, and with respect to all policies and insurance carried by Borrower for the benefit of Lender, such insurance shall be payable to Lender as Lender's interest may appear; (c) the coverage of Lender under such insurance policies shall not be terminated, reduced, or affected in any manner regardless of any breach or violation by Borrower of any warranties, declarations or conditions in any such policy; (d) no such insurance policies shall be canceled, endorsed, altered or reissued to effect a change in coverage for any reason and to any extent whatsoever unless the insurer with respect to such policy shall have first given Lender no less than thirty (30) days' prior written notice thereof; and (e) Lender shall be permitted, but shall not be obligated, to make premium payments to prevent any cancellation, endorsement, alteration or reissuance of any such insurance


DEED OF TRUST - Page 10
policies, and such payments shall be accepted by the applicable insurer to prevent same. Lender shall be furnished with the original of each initial policy coincident with the execution of this Deed of Trust and the original of each renewal policy not less than fifteen (15) days prior to the expiration of the initial, or each immediately preceding renewal, policy, and Lender shall additionally be thereupon concurrently furnished with receipts or other evidence that the premium on each and all such insurance policies have been paid for at least one (1) year. Borrower shall furnish to Lender, on or before thirty (30) days after the close of each of Borrower's fiscal years while this Deed of Trust is in force and effect, a statement certified by Borrower or a duly authorized officer of Borrower of the amounts of insurance maintained in compliance with this Section 4.7 of the risks covered by such insurance and of the insurance company or companies which carry such insurance. For purposes of this Section
4.7 the term "ISO" (herein so called) shall mean Insurance Services office. It is expressly understood and agreed that the insurance coverages required in this
Section 4.7 hereinabove represent Lender's minimum requirements and it is further understood and agreed that in any event the insurance coverages required in this Section 4.7 are not to be construed to void or limit Borrower's indemnity obligations contained in this Deed of Trust. Neither shall (A) the insolvency, bankruptcy or failure of any insurance company covering Borrower or the Mortgaged Property, (B) the failure of any insurance company to pay claims occurring, nor (C) any exclusion from or insufficiency of coverage be held to affect, negate or waive any of Borrower's indemnity obligations under this Deed of Trust or any other provision of this Deed of Trust.

     Section 4.8 Inspection. Borrower will permit Trustee and Lender, and their respective agents, representatives and employees, to inspect the Mortgaged Property at all reasonable times, with prior notice to Borrower.

     Section 4.9 Financial Statements.

          (a) Borrower shall maintain full and accurate books of accounts and other records reflecting Borrower's financial condition and transactions, and shall furnish, or cause to be furnished, to Lender; (i) within one hundred (100) days after the end of each calendar year of Borrower, audited financial statements of Borrower, and such other Constituent Parties as may be required by Lender, consolidated, as applicable, including a balance sheet, statement of cash flow, income statement, statement of profit and loss, surplus reconciliation statement and statement of cash flow reports to be in such form and in reasonable detail as Lender may request, setting forth the financial condition (including all contingent liabilities), for and as of the fiscal year then ending with comparative numbers for the preceding fiscal year, prepared and certified to by an independent certified public accountant (prepared in accordance with GAAP and which fairly present the financial condition and transactions of Borrower, or such other Person as applicable), as of the date thereof or for the period covered thereby; (ii) within thirty (30) days after the end of each calendar month of Borrower, as applicable, a compliance certificate in a form and content acceptable to Lender and the same financial statements specified in clause (i) above except that such financial statements need not be audited by an independent certified public accountant but must be certified to by Borrower; (iii) a tax return for each fiscal year of Borrower from and after the date hereof, within thirty (30) days after same has been filed with the Internal Revenue Service, but in no event later than one hundred twenty (120) days after the end of each fiscal year (provided, however, if Borrower shall have duly filed for an extension of the filing deadline for such tax return, and promptly furnished evidence thereof to Lender, then such tax return shall be delivered to Lender on or before two hundred fifty-five (255) days after the end of such fiscal year); (iv) on or before one hundred twenty (120) days after end of each fiscal year of Borrower, a certificate by Borrower certifying that, as of the date thereof, there does or does not (as the case may be) exist a Default or, if a Default exists specifying the nature thereof; and (v) immediate notice of any material adverse changes in the financial condition or business prospects of Borrower or such other Person. The fiscal year of Borrower ends on December 31, 2002.

          (b) Additional Matters. Borrower shall allow Lender from time to time to inspect all books and records relating to Borrower's financial condition and to the indebtedness, and to make and take away copies of such books and records. If Borrower is a corporation, limited liability company, partnership, joint venture, trust or other type of business association, Borrower shall provide Lender with any and all financial statements and other documents and make any and all disclosures to Lender with respect to any of the Constituent Parties, as Borrower is required to provide and make, and in the manner required to be provided and made, with respect to Borrower pursuant to this section.


DEED OF TRUST - Page 11

     Section 4.10 Enforcement of Leases. Borrower shall (i) submit any and all proposed Leases to Lender for approval prior to the execution thereof, (ii) duly and punctually perform and comply with any and all representations, warranties, covenants, and agreements expressed as binding upon the lessor under any Lease,
(iii) maintain each of the Leases in full force and effect during the term thereof, (iv) appear in and defend any action or proceeding in any manner connected with any of the Leases, (v) deliver to Lender true, correct and complete copies of all Leases, and (vi) deliver to Lender such further information, and execute and deliver to Lender such further assurances and assignments, with respect to the Leases as Lender may from time to time request. Without Lender's prior written consent, Borrower shall not (i) do or knowingly permit to be done anything to impair the value of any of the Leases,
(ii) except for security or similar deposits, collect any of the rent more than one (1) month in advance of the time when the same becomes due under the terms of any Lease, (iii) discount any future accruing rents, or (iv) amend, modify, rescind, conceal, surrender, assign, or terminate any of the leases or (v) assign or grant a security interest in or to the limited license granted to Borrower in the Assignment of Rents any of the Leases or Rents.

     Section 4.11 Payment for Labor and Materials. Borrower will promptly pay all bills for labor, materials, and specifically fabricated materials incurred by Borrower or on behalf of Borrower in connection with the Mortgaged Property and never permit to exist in respect of the Mortgaged Property or any part thereof any lien or security interest, even though inferior to the liens and security interests hereof, for any such bill, and in any event never permit to be created or exist in respect of the Mortgaged Property or any part thereof any other or additional lien or security interest on a parity with, superior, or inferior to any of the liens or security interests hereof, except for the Permitted Exceptions.

     Section 4.12 Further Assurances and Corrections. From time to time, at the request of Lender, Borrower will (i) promptly correct any defect, error, or omission which may be discovered in the contents of this Deed Of Trust or in any other Loan Document or in the execution or acknowledgment thereof; (ii) execute, acknowledge, deliver, record and/or file such further instruments (including, without limitation, further deeds of trust, security agreements, financing statements, continuation statements and assignments of rents) and perform such further acts and provide such further assurances as may be necessary, desirable, or proper, in Lender's opinion, to carry out more effectively the purposes of this Deed of Trust and the Loan Documents and to subject to the absolute assignments, liens and security interests hereof and thereof any property intended by the terms hereof or thereof to be covered hereby or thereby, including without limitation, any renewals, additions, substitutions, replacements, or appurtenances to the Mortgaged Property; (iii) execute, acknowledge, deliver, procure, file, and/or record any document or instrument (including without limitation, any financing statement) deemed advisable by Lender in Lender's sole discretion to protect the liens and the security interests herein granted against the rights or interests of third Persons; and
(iv) pay all costs connected with any of the foregoing.

     Section 4.13 Tax on Deed of Trust. If at any time any law shall be enacted imposing or authorizing the imposition of any tax upon this Deed of Trust, or upon any rights, titles, liens, or security interests created hereby, or upon the Indebtedness or any part thereof (whether pursuant to the Tax Code or otherwise), Borrower will immediately pay all such taxes, provided that if such law as enacted makes it unlawful for Borrower to pay such tax, Borrower shall not pay nor be obligated to pay such tax. Nevertheless, if a law is enacted making it unlawful for Borrower to pay such taxes, the Borrower must prepay the Indebtedness in full within sixty (60) days after demand therefor by Lender.

     Section 4.14 Statement of Unpaid Balance. At any time and from time to time, Borrower will furnish promptly, upon the reasonable request of Lender, a written statement or affidavit, in form satisfactory to Lender, stating the unpaid balance of the Indebtedness and that there are no offsets or defenses against full payment of the Indebtedness and the terms hereof, or if there are any such offsets or defenses, specifying them.

     Section 4.15 Expenses. Subject to the provisions of Section 8.12 hereof, Borrower will pay on demand all reasonable and bona fide out-of-pocket costs, fees, and expenses and other expenditures, including, but not limited to, reasonable attorneys' fees and expenses, paid or incurred by Lender or Trustee to third parties incident to this Deed of Trust or any other Loan Document (including without limitation, reasonable attorneys' fees and expenses in connection with the negotiation, preparation, and execution hereof and of any other Loan Document and any amendment hereto or thereto, any release hereof, any consent, approval or waiver hereunder or under any other Loan Document, the making of any advance under the Note, and any suit to which Lender or Trustee is a party


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

involving this Deed of Trust or the Mortgaged Property) or incident to the enforcement of the Indebtedness or the Obligations or the exercise of any right or remedy of Lender under any Loan Document.

     Section 4.16 Address. Borrower shall give written notice to Lender and Trustee of any change of address of Borrower at least five (5) business days prior to the effective date of such change of address. Absent such official written notice of a change in address for Borrower, Lender and Trustee shall be entitled for all purposes under the Loan Documents to rely upon Borrower's address as set forth in the initial paragraph of this Deed of Trust, as same may have been therefore changed in accordance with the provisions hereof.

     Section 4.17 Disclosure. If at any time Borrower shall become aware of the existence or occurrence of any financial or economic conditions or natural disasters which might have a Material Adverse Effect, Borrower shall promptly notify Lender of the existence or occurrence thereof and of Borrower's opinion as to what effect such may have on the Mortgaged Property or Borrower. Borrower shall also give prompt notice to Lender of (i) the serious illness or death of any principal or key employee of Borrower, (ii) any litigation or dispute, threatened or pending against or affecting Borrower or the Mortgaged Property which could have a Material Adverse Effect, (iii) any Event of Default (iv) any Default by Borrower or any acceleration of any indebtedness owed by Borrower under any contract to which Borrower is a party, and (v) any change in the character of Borrower's business as it existed on the date hereof.

     Section 4.18 ERISA. If and to the extent that borrower is obligated under any plan governed by or subject to ERISA, Borrower shall fully discharge and satisfy all of its obligations and funding requirements under such plan, ERISA and the Tax Code. Furthermore, Borrower shall comply in all material respects with any and all applicable provisions of ERISA and the Tax Code and will not incur or permit to exist any unfounded liabilities to the Pension Benefit Guaranty Corporation ("PBGC") or to such plan under ERISA or the Tax Code. As soon as possible but in any event not later than 30 days after Borrower knows that any event which would constitute a reportable event under Section 4043(b) of Title IV of ERISA with respect to any "employee plan" subject to ERISA has occurred, or that the PBGC has instituted or will institute proceedings under ERISA to terminate that plan, Borrower will deliver to Lender a certificate of a responsible officer or Borrower setting forth details as to such reportable event and the action which Borrower or an affiliate of Borrower (as defined under ERISA), as the case may be, proposes to take with respect to same, together with a copy of any notice of such reportable event that may be required to be filed with the PBGC, or any notice delivered by the PBGC evidencing its intent to institute those proceedings or any notice to the PBGC that the plan is to be terminated, as the case may be. For all purposes of this Section 4.19. Borrower is deemed to have all knowledge of all facts attributable to the plan administrator under ERISA.

     Section 4.19 Delivery of Contracts. Borrower will deliver to Lender a true, correct and complete copy of each Contract promptly after the execution of same by all parties thereto. Within twenty (20) days after a request by Lender, Borrower shall prepare and deliver to Lender a complete listing of all Contracts, showing date, term, parties, subject matter, concessions, whether any Defaults exist, and other information specified by Lender, of or with respect to each of such Contracts, together with a true, correct and complete copy thereof (if so requested by Lender), provided that Lender shall not be entitled to request such listing pursuant to this Section 4.19 more than three (3) times per year.

                                    ARTICLE V

                               NEGATIVE COVENANTS

     Borrower herby unconditionally covenants and agrees with Lender until the entire Indebtedness shall have been paid in full and all of the Obligations shall have been fully performed and discharged as follows:

     Section 5.1 Use Violations. Borrower will not use, maintain, operate, or occupy, or allow the use maintenance, operation, or occupancy of, the Mortgaged Property in any manner which (i) violates any Legal Requirements, (ii) may be dangerous, unless safeguarded as required by law and/or appropriate insurance,
(iii) constitute a public or private nuisance, or (iv) makes void, voidable, or cancellable, or increases the premium of, any insurance then in force with respect thereto.


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     Section 5.2 Waste: Alterations. Borrower will not commit or permit any waste or impairment of the Mortgaged Property and will not (subject to the provisions of Sections 4.3 and 4.6 hereof), without the prior written consent of Lender, which consent shall not be unreasonably withheld, conditioned or delayed, make or permit to be made any alterations or additions to the Mortgaged Property of a material nature.

     Section 5.3 Replacement of Fixtures and Personalty. Borrower will not, without the prior written consent or Lender, which consent shall not be unreasonably withheld, conditioned or delayed, permit any of the Fixtures or Personalty to be removed at any time from the Land or Improvements unless the removed item is removed temporarily for purposes of maintenance and repair or, if removed permanently, is replaced by an article of equal suitability and value, owned by Borrower, free and clear of any lien or security interest except as may be approved in writing by Lender.

     Section 5.4 Change in Zoning. Borrower will not (i) seek or acquiesce in a zoning reclassification, zoning variance or special exception to zoning of all any portion of the Mortgaged Property, (ii) grant or consent to any easement, dedication, plat, or restriction (or allow any easement to become enforceable by prescription), (iii) seek or acquiesce to any imposition of any addition of a Legal Requirement or any amendment or modification thereof, covering all or any portion of the Mortgaged Property, without Lender's prior written consent.

     Section 5.5 No Drilling. Borrower will not, without the prior written consent of Lender, permit any drilling or exploration for or extraction, removal, or production of, any Minerals from the surface or subsurface of the Land regardless of the depth thereof or the method of mining or extraction thereof.

     Section 5.6 No Disposition. Borrower will not make a Disposition without obtaining Lender's prior written consent to the Disposition.

     Section 5.7 No Subordinate Mortgages. Borrower will not create, place, or permit to be created or placed, or through any act or failure to act, acquiesce in the placing of, or allow to remain any Subordinate Mortgage regardless of whether such Subordinate Mortgage is expressly subordinate to the liens or security interests of the Loan Documents with respect to the Mortgaged Property, other than the Permitted Expectations.

     Section 5.8 Additional Obligations. Borrower shall not guarantee, endorse or otherwise become contingently liable in connection with any obligations of any other Person, and shall not create or incur any additional liability, whether contigent or non-contigent, with respect to either Borrower or the Mortgaged Property, except as specifically allowed or contemplated pursuant to the Loan Documents.

     Section 5.9. Business Change. Borrower shall not make or permit to occur or exist a material change in the character of its business activities as such existed on the date hereof, without Lender's prior written consent.

                                   ARTICLE VI

                               EVENTS OF DEFAULT

     The term "Event of Default," as used herein and in Loan Documents, shall mean the occurrence or happening, at any time and from time to time, of any one or more of the following:

     Section 6.1 Payment of Indebtedness. Borrower shall fail, refuse, or neglect to pay, in full, any installment or portion of the Indebtedness as and when the same shall become due and payable, whether at the due date thereof stipulated in the Loan Documents, upon acceleration or otherwise and such failure continues for a period of ten (10) days; provided, however, that if such installment or portion of the Indebtedness becomes due and payable as a result of Lender's accelerating the maturity of the Indebtedness in accordance with the Loan Documents, the ten (10) day period for payment set forth in this Section shall not apply to the accelerated due date.

     Section 6.2 Performance of Obligations. Borrower shall fail, refuse or neglect or cause the failure, refusal, or neglect to comply with, perform and discharge fully and timely as and when required any of the Obligations other than a failure, breach or Default referred to in Sections 6.1, 6.3, 6.5, 6.6, 6.8, 6.9, 6.11 or 6.15


DEED OF TRUST - Page 14

(inclusive) and such failure, breach or Default shall either not be curable or, if curable, shall remain uncured for a period of ten (10) days after the earlier to occur of (i) the date Lender (or Trustee) gives written notice thereof to Borrower or (ii) the date upon which Borrower had actual knowledge of the term to be performed; provided, however, that if such failure, breach or Default is curable but requires work to be performed, acts to be done or conditions to be remedied which, by their nature, cannot be performed, done or remedied, as the case may be, within such ten (10) day period, no Event of Default shall be deemed to have occurred if Borrower commences same within such ten (10) day period and thereafter diligently and continuously prosecutes the same to completion within thirty (30) days after such notice or date of actual knowledge.

     Section 6.3 False Representation. Any representation, warranty, or statement made by Borrower, or others under or pursuant to the Loan Documents or any affidavit or other instrument executed or delivered with respect to the Loan Documents or the Indebtedness is determined by Lender to be false or misleading in any material respect as of the date hereof or when made.

     Section 6.4 Default Under Other Lien Document. Borrower shall default or commit an event of default under and pursuant to any other mortgage or security agreement which covers or affects any part of the Mortgaged Property.

     Section 6.5 Insolvency; Bankruptcy. Borrower (i) shall execute an assignment for the benefit of creditors or an admission in writing by Borrower of Borrower's inability to pay, or Borrower's failure to pay, debts generally as the debts become due; or (ii) shall allow the levy against the Mortgaged Property or any part thereof, of any execution, attachment, sequestration or other writ which is not vacated within sixty (60) days after the levy; or (iii) shall allow the appointment of a receiver, Trustee or custodian of Borrower or of the Mortgaged Property or any part thereof, which receiver, Trustee or custodian is not discharged within sixty days after the appointment; or (iv) files as a debtor a petition, case, proceeding or other action pursuant to, or voluntarily seeks the benefit or benefits of any Debtor Relief Law, or takes any action in furtherance thereof; or (v) files either a petition, complaint, answer or other instrument which seeks to effect a suspension of, or which has the effect of suspending any of the rights or powers of Lender or Trustee granted in the Note, herein or in any Loan Document; or (vi) allows the filling of a petition, case, proceeding or other action against Borrower as a debtor under any Debtor Relief Law or seeks appointment of a receiver, Trustee, custodian or liquidator of Borrower or of the Mortgaged Property, or any part thereof, or of any significant portion of Borrower's other property; and (a) Borrower admits, acquiesces in or fails to contest diligently the material allegations thereof, or (b) the petition, case, proceeding or other action results in the entry of an order for relief or order granting the relief sought against Borrower, or (c) the petition, case proceeding or other action is not permanently dismissed or discharged on or before the earlier of trial thereon or thirty (30) days next following the date of filing.

     Section 6.6 Dissolution; Disability. Borrower, or any Constituent Party, shall dissolve, terminate or liquidate, or merge with or be consolidated into any other entity.

     Section 6.7 No Further Encumbrances. Borrower creates, places, or permits to be created or placed, or through any act or failure to act, acquiesces in the placing of, or allows to remain, any Subordinate Mortgage, regardless of whether such Subordinate Mortgage is expressly subordinate to the liens or security interest of the Loan Documents, with respect to the Mortgaged Property, other than the Permitted Exceptions.

     Section 6.8 Disposition of Mortgaged Property or Beneficial Interest in Borrower. Borrower makes a Disposition, without the prior written consent of Lender.

     Section 6.9 Condemnation. Any condemnation proceeding is instituted or threatened which would, in Lender's sole judgment, materially impair the use and enjoyment of the Mortgaged Property for its intended purposes.

     Section 6.10 Destruction of Improvements. The Mortgaged Property is demolished, destroyed, or substantially damaged so that, in Lender's sole judgment, it cannot be restored or rebuilt with available funds to the condition existing immediately prior to such demolition, destruction, or damage within a reasonable period of time.


DEED OF TRUST - Page 15

     Section 6.11 Material Adverse Change. Lender reasonably determines that any event shall have occurred that could be expected to have a Material Adverse Effect.

     Section 6.12 Abandonment. Borrower abandons or removes all or any portion of the Improvements, Personalty or Fixtures.

     Section 6.13 Discontinuance of Operations. Borrower vacates, or discontinues operations of or from, any substantial portion of the Mortgage Property.

     Section 6.14 Constituent Party's Default. The occurrence of any event referred to in Section 6.5 and 6.10 hereof with respect to any Constituent Party or other Person obligated in any manner to pay or perform the Indebtedness or Obligations, respectively or any part thereof (as if such Constituent Party or other Person were "Borrower" in such Sections).

     Section 6.15 Event of Default in Loan Documents. A Default or an Event of Default as defined in any of the Loan Documents.

                                   ARTICLE VII

                                    REMEDIES

     Section 7.1 Lender's Remedies Upon Event of Default. Upon the occurrence of an Event of Default, Lender may, at Lender's option, and by or through Trustee, by Lender itself or otherwise, do any one or more of the following:

          (a) Right to Perform Borrower's Covenants. If Borrower has failed to keep or perform any covenant whatsoever contained in this Deed of Trust or the other Loan Documents, Lender may, but shall not be obligated to any Person to do so, perform or attempt to perform said covenant, and any payment made or expense incurred in the performance or attempted performance of any such covenant shall be and become a part of the Indebtedness, and Borrower promises, upon demand, to pay to Lender, at the place where the Note is payable, all sums so advanced or paid by Lender, with interest from the date when paid or incurred by Lender at the Default Rate. No such payment by Lender shall constitute a waiver of any Event of Default. In addition to the liens and security interests hereof, Lender shall be surrogated to all rights, titles, liens, and security interests securing the payment of any debt, claim, tax, or assessment for the payment of which Lender may make an advance, or which Lender may pay.

          (b) Right of Entry. Lender may, prior or subsequent to the institution of any foreclosure proceedings, enter upon the Mortgaged Property, or any part thereof, and take exclusive possession of the Mortgaged Property and of all books, records, and accounts relating thereto and to exercise without interference from Borrower any and all rights which Borrower has with respect to the management, possession, operation, protection, or preservation of the Mortgaged Property, including without limitation the right to rent the same for the account of Borrower and to apply such rents as set forth in the Assignment of Rents. All such costs, expenses and liabilities incurred by Lender in collecting such Rents and in managing, operating, maintaining, protecting, or preserving the Mortgaged Property, if not paid out of Rents as hereinabove provided, shall constitute a demand obligation owing by Borrower and shall bear interest from the date of expenditure until paid at the Default Rate, all of which shall constitute a portion of the Indebtedness. If necessary to obtain the possession provided for above, Lender may invoke any and all legal remedies to dispossess Borrower, including specifically one or more actions for forcible entry and detainer, trespass to try title, and restitution. In connection with any action taken by Lender pursuant to this subsection, Lender shall not be liable for any loss sustained by Borrower resulting from any failure to let the Mortgaged Property, or any part thereof, or from any other act or omission of Lender in managing the Mortgaged Property unless such loss is caused by the willful misconduct of Lender, nor shall Lender be obligated to perform or discharge any obligation, duty, or liability under any Lease or under or by reason hereof or the exercise of rights or remedies hereunder. EXCEPT FOR THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF LENDER, BORROWER SHALL AND DOES HEREBY AGREE TO INDEMNIFY LENDER FOR, AND TO HOLD LENDER HARMLESS FROM, ANY AND ALL


DEED OF TRUST - Page 16

     LIABILITY, LOSS OR DAMAGE, WHICH MAY OR MIGHT BE INCURRED BY LENDER UNDER ANY SUCH LEASE OR UNDER OR BY REASON HEREOF OR THE EXERCISE OF RIGHTS OR REMEDIES HEREUNDER, AND FROM ANY ALL CLAIMS AND DEMANDS WHATSOEVER WHICH MAY BE ASSERTED AGAINST LENDER BY REASON OF ANY ALLEGED OBLIGATIONS OR UNDERTAKINGS ON ITS PART TO PERFORM OR DISCHARGE ANY OF THE TERMS, COVENANTS, OR AGREEMENTS CONTAINED IN ANY SUCH LEASE WHETHER OR NOT AS A RESULT OF THE NEGLIGENCE OF LENDER. Should Lender incur any such liability, the amount thereof, including without limitation costs, expenses, and reasonable attorney's fees, together with interest thereon from the date of expenditure until paid at the Default Rate, shall be secured hereby, and Borrower shall reimburse Lender therefor immediately upon demand. Nothing in this subsection shall impose any duty, obligation, or responsibility upon Lender for the control, care, management, leasing, or repair of the Mortgaged Property, nor for the carrying out of any of the terms and conditions of any such Lease; nor shall it operate to make Lender responsible or liable for any waste committed on the Mortgaged Property by the tenants or by any other parties, or for any Hazardous Substance in, on or under the Mortgaged Property, or for any dangerous or defective condition of the Mortgaged Property or for any negligence in the management, leasing, upkeep, repair or control of the Mortgaged Property resulting in loss or injury or death to any tenant, licensee, employees, or stranger. Borrower hereby assents to, ratifies, and confirms any and all actions of Lender with respect to the Mortgaged Property taken under this subsection.

          The remedies in this subsection are in addition to other remedies available to Lender and the exercise of the remedies in this subsection shall not be deemed to be an election of nonjudicial or judicial remedies otherwise available to Lender. The remedies in this Article VII are available under and governed by the real property laws of Texas and are not governed by the personal property laws of Texas, including but not limited to, the power to dispose of personal property in a commercially reasonable manner under Section 9.610 of the Code. No action by Lender, taken pursuant to this subsection, shall be deemed to be an election to retain personal property under Section 9.620 of the Code. Any receipt of consideration received by Lender pursuant to this subsection shall be immediately credited against the Indebtedness (in the inverse order of maturity) and the value of said consideration shall be treated like any other payment against the Indebtedness.

          (c) Right to Accelerate. Lender may, without notice, demand, presentment, notice of nonpayment or nonperformance, protest, notice of protest, notice of intent to accelerate, notice of acceleration, or any other notice or any other action, all of which are hereby waived by Borrower and all other parties obligated in any manner whatsoever on the indebtedness, declare the entire unpaid balance of the indebtedness immediately due and payable, and upon such declaration, the entire unpaid balance of the indebtedness shall be immediately due and payable. The failure to exercise any remedy available to Lender shall not be deemed to be a waiver of any rights or remedies of Lender under the Loan Documents, at law or in equity.

          (d) Foreclosure-Power of Sale. Lender may request Trustee to proceed with foreclosure under the power of sale which is hereby conferred, such foreclosure to be accomplished in accordance with the following provisions:

               (i) Public Sale. Trustee is hereby authorized and empowered, and it shall be Trustee's special duty, upon such request of Lender, to sell the Mortgaged Property, or any part thereof, at public auction to the highest bidder for cash, with or without having taken possession of same. Any such sale (including notice thereof) shall comply with the applicable requirements, at the time of the sale, of Section
          51.002 of the Texas Property Code, as amended, or, if and to the extent such statute is not then in force, with the applicable requirements, at the time of the sale, of the successor statute or statutes, if any, governing sales of Texas real property under powers of sale conferred by deeds of trust. If there is no statute in force at the time of the sale governing sales of Texas real property under powers of sale conferred by deeds of trust, such sale shall comply with applicable law, at the time of the sale, governing sales of Texas real property under powers of sale conferred by deeds of trust.


DEED OF TRUST - Page 17

               (ii) Right to Require Proof of Financial Ability and/or Cash Bid. At any time during the bidding, the Trustee may require a bidding party (A) to disclose its full name, state and city of residence, occupation, and specific business office location, and the name and address of the principal the bidding party is representing (if applicable), and (B) to demonstrate reasonable evidence of the bidding party's financial ability (or, if applicable, the financial ability of the principal of such bidding party), as a condition to the bidding party submitting bids at the foreclosure sale. If any such bidding party (the "Questioned Bidder") declines to comply with the Trustee's requirement in this regard, or if such Questioned Bidder does respond but the Trustee, in Trustee's sole and absolute discretion, deems the information or the evidence of the financial ability of the Questioned Bidder (or, if applicable, the principal of such bidding party) to be inadequate, then the Trustee may continue the bidding with reservation; and in such event (1) the Trustee shall be authorized to caution the Questioned Bidder concerning the legal obligations to be incurred in submitting bids, and (2) if the Questioned Bidder is not the highest bidder at the sale, or if having been the highest bidder the Questioned Bidder fails to deliver the cash purchase price payment promptly to the Trustee, all bids by the Questioned Bidder shall be null and void. The Trustee may, in Trustee's sole and absolute discretion, determine that a credit bid may be in the best interest of Borrower and Lender, and elect to sell the Mortgaged Property for credit or for a combination of cash and credit; provided, however, that the Trustee shall have no obligation to accept any bid except an all cash bid. In the event the Trustee requires a cash bid and cash is not delivered within a reasonable time after conclusion of the bidding process, as specified by the Trustee, but in no event later than 3:45 p.m. local time on the day of sale, then said contingent sale shall be null and void, the bidding process may be recommended, and any subsequent bids or sale shall be made as if no prior bids were made or accepted.

               (iii) Sale Subject to Unmatured Indebtedness. In addition to the rights and powers of sale granted under the preceding provisions of this subsection, if default is made in the payment of any installment of the Indebtedness, Lender may, at Lender's option, at once or at any time thereafter while any matured installment remains unpaid, without declaring the entire Indebtedness to be due and payable, orally or in writing direct Trustee to enforce this trust and to sell the Mortgaged Property subject to such unmatured Indebtedness and to the rights, powers, liens, security interests, and assignments securing or providing recourse for payment of such unmatured Indebtedness, in the same manner, all as provided in the preceding provisions of this subsection. Sales made without maturing the Indebtedness may be made hereunder whenever there is a Default in the payment of any installment of the Indebtedness, without exhausting the power of sale granted hereby, and without affecting in any way the power of sale granted under this subsection, the unmatured balance of the Indebtedness or the rights, powers, liens, security interests, and assignments securing or providing recourse for payment of the Indebtedness.

               (iv) Partial Foreclosure. Sale of a part of the Mortgaged Property shall not exhaust the power of sale, but sales may be made from time to time until the Indebtedness is paid and the Obligations are performed and discharged in full. It is intended by each of the foregoing provisions of this subsection that Trustee may, after any request or direction by Lender, sell not only the Land and the Improvements, but also the Fixtures and Personalty and other interests constituting a part of the Mortgaged Property or any part thereof, along with the Land and the Improvements or any part thereof, as a unit and as a part of a single sale, or may sell at any time or from time to time any part or parts of the Mortgaged Property separately from the remainder of the Mortgaged property. It shall not be necessary to have present or to exhibit at any sale any of the Mortgaged Property.

               (v) Trustee's Deeds. After any sale under this subsection, Trustee shall make good and sufficient deeds, assignments, and other conveyances to the purchaser or purchasers thereunder in the name of Borrower, conveying the Mortgaged Property or any part thereof so sold to the purchaser or purchasers with general warranty of title by Borrower. It is agreed that in any deeds, assignments or other conveyances given by Trustee, any and all statements of fact or other recitals therein made as to the identity of Lender, the occurrences or existence of any Event of Default, the notice of intention to accelerate, or acceleration of, the maturity of the Indebtedness,


DEED OF TRUST - Page 18
          the request to sell, notice of sale, time, place, terms and manner of sale, and receipt, distribution, and application of the money realized therefrom, the due and proper appointment of a substitute Trustee, and without being limited by the foregoing, any other act or thing having been duly done by or on behalf of Lender or by on behalf of Trustee, shall be taken by all courts of law and equity as prima facie evidence that such statements or recitals state true, correct, and complete facts and are without further question to be so accepted, and Borrower does hereby ratify and confirm any and all acts that Trustee may lawfully do in the premises by virtue hereof.

          (e) Lender's Judicial Remedies. Lender, or Trustee, upon written request of Lender, may proceed by suit or suits, at law or in equity, to enforce the payment of the Indebtedness and the performance and discharge of the Obligations in accordance with the terms hereof, of the Note, and the other Loan Documents, to foreclose the liens and security interests of this Deed of Trust as against all or any part of the Mortgaged Property, and to have all or part of the Mortgaged Property sold under the judgment or decree of a court of competent jurisdiction. This remedy shall be cumulative of any other nonjudicial remedies available to Lender with respect to the Loan Documents. Proceeding with a request or receiving a judgment for legal relief shall not be or be deemed to be an election of remedies or bar any available nonjudicial remedy of Lender.

          (f) Lender's Right to Appointment of Receiver. Lender, as a matter of right and without regard to the sufficiency of the security for repayment of the Indebtedness and performance and discharge of the Obligations, without notice to Borrower and without any showing of insolvency, fraud, or mismanagement on the part of Borrower, and without the necessity of filing any judicial or other proceeding other than the proceeding for appointment of a receiver, shall be entitled to the appointment of a receiver or receivers of the Mortgaged property or any part thereof, and of the Rents, and Borrower hereby irrevocably consents to the appointment of a receiver or receivers. Any receiver appointed pursuant to the provisions of this subsection shall have the usual powers and duties of receivers in such matters.

          (g) Lender's Uniform Commercial Code Remedies. Lender may exercise its rights of enforcement with respect to Fixtures and Personalty under the Code, and in conjunction with, in addition to or in substitution for the rights and remedies under the Code, Lender may and Borrower agrees as follows:

               (i) without demand or notice to Borrower, enter upon the Mortgaged Property to take possession of, assemble, receive, and collect the Personalty, or any part thereof, or to render it unusable; and

               (ii) Lender may require Borrower to assemble the Personalty and make it available at a place Lender designates which is mutually convenient to allow Lender to take possession or dispose of the personalty; and

               (iii) written notice mailed to Borrower as provided herein at least ten (10) days prior to the date of public sale of the Personalty or prior to the date after which private sale of the personalty will be made shall constitute reasonable notice; and

               (iv) any sale made pursuant to the provisions of this subsection shall be deemed to have been a public sale conducted in a commercially reasonable manner if held contemporaneously with the sale of the other Mortgage Property under power of sale as provided herein upon giving the same notice with respect to the sale of the Personalty hereunder as is required for such sale of the other Mortgage Property under power of sale, and such sale shall be deemed to be pursuant to a security agreement covering both real and personal property under
          Section 9.604 of the Code; and

               (v) in the event of a foreclosure sale, whether made by the Trustee under the terms hereof, or under judgment of a court, the Personalty and the other Mortgage Property may, at the option of Lender, be sold as a whole; and


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

               (vi) it shall not be necessary that Lender take possession of the Personalty, or any part thereof, prior to the time that any sale pursuant to the provisions of this subsection is conducted, and it shall not be necessary that the Personalty or any part thereof be present at the location of such sale; and

               (vii) prior to application of proceeds of disposition of the Personalty to the Indebtedness, such proceeds shall be applied to the reasonable expenses of retaking, holding, preparing for sale or lease, selling, leasing and the like, the reasonable attorneys' fees and legal expenses incurred by Lender; and

               (viii) after notification, Lender may sell, lease or otherwise dispose of the Personalty, or any part thereof, in one or more parcels at public or private sale or sales, at Lender's offices or elsewhere, for cash, on credit, or for future delivery. Borrower shall be liable for all expenses of retaking, holding, preparing for sale, or the like, and all the attorney's fees, legal expenses, and all other costs and expenses incurred by Lender in connection with the collection of the Indebtedness and enforcement of Lender's rights under the Loan Documents. Lender shall apply the proceeds of the sale of the Personalty against the Indebtedness in accordance with the provisions of Section 7.4 of this Deed of Trust. Borrower shall remain liable for any deficiency if the proceeds of any sale or disposition of the Personalty are insufficient to pay the Indebtedness in full. Borrower waives all rights of marshalling in respect of the Personalty; and

               (ix) Lender may dispose of the Personalty or Fixtures in its then present condition, has no duty to repair or clean the Personalty or Fixtures prior to sale and may disclaim warranties of title, possession, quiet enjoyment and the like with respect to the Personalty or Fixtures, all without affecting the commercial reasonableness of the sale; and

               (x) any and all statements of fact or other recitals made in any bill of sale or assignment or other instrument evidencing any foreclosure sale hereunder, the nonpayment of the Indebtedness, the occurrence of any Event of Default, Lender having declared all or a portion of such Indebtedness to be due and payable, the notice of time, place, and terms of sale and of the properties to be sold having been duly given, or any other act or thing having been duly done by Lender, shall be taken as prima facie evidence of the truth of the facts so stated and recited; and

               (xi) Lender may appoint or delegate any one or more Persons as agent to perform any act or acts necessary or incident to any sale held by Lender, including the sending of notices and the conduct of the sale, but in the name and on behalf of Lender; and

               (xii) Lender shall have the right at any time to enforce Borrower's rights against account debtors and obligators.

          (h) Rights Relating to Rents. Borrower has, pursuant to the Assignment of Rents, assigned absolutely to Lender all Rents under each of the Leases covering all or any portion of the Mortgaged Property. Lender, or Trustee on Lender's behalf, may at any time, and without notice, either in person, by agent, or by receiver to be appointed by a court, enter and take possession of the Mortgaged Property or any part thereof, and in its own name, sue for or otherwise collect the Rents. Borrower hereby agrees that Lender shall have the right (in its discretion), upon the occurrence of an Event of Default, to terminate the limited license granted to Borrower in the Assignment of Rents, and thereafter direct the lessees under the Leases ("Lease Rent Notice") to pay direct to Lender the Rents due and to become due under the Leases and attorn in respect of all other obligations thereunder direct to Lender, or Trustee on Lender's behalf, without any obligation on the part of Trustee or Lender to determine whether an Event of Default does in fact exist or has in fact occurred. All Rents collected by Lender, or Trustee acting on Lender's behalf, shall be applied as provided for in the Assignment of Rents; provided, however, that if the costs, expenses, and attorneys' fees shall exceed the amount of Rents collected, the excess shall be added to the Indebtedness, shall bear interest at the Default Rate, and shall be immediately due and payable. The entering upon and taking possession of the Mortgaged Property, the collection of Rents, and the application thereof as aforesaid shall not cure or waive any Event of Default or notice of Default, if any, hereunder nor invalidate


DEED OF TRUST - Page 20
     any act done pursuant to such notice, except to the extent any such Default is fully cured. Failure or discontinuance by Lender, or Trustee on Lender's behalf, at any time or from time to time, to collect said Rents shall not in any manner impair the subsequent enforcement by Lender, or Trustee on Lender's behalf, of the right, power and authority herein conferred upon it. Nothing contained herein, nor the exercise of any right, power, or authority herein granted to Lender, or Trustee on Lender's behalf, shall be, or shall be construed to be, an affirmation by it of any tenancy, lease or option, nor an assumption of liability under, nor the subordination of, the lien or change of this Deed of Trust, to any such tenancy, lease or option nor an election of judicial relief, if any such relief is requested or obtained as to Leases or Rents, with respect to the Mortgaged Property or any collateral given by Borrower to Lender. In addition, from time to time Lender may elect, and notice hereby is given to each lessee under any Lease, to subordinate the lien of this Deed of Trust to any Lease by unilaterally executing and recording an instrument of subordination, and upon each election the lien of this Deed of Trust shall be subordinate to the Lease identified in such instrument of subordination; provided, however, in each instance such subordination will not affect or be applicable to, and expressly excludes any lien, charge, encumbrance, security interest, claim, easement, restriction, option, convenant and other rights, titles, interests or estates of any nature whatsoever with respect to all or any portion of the Mortgaged Property to the extent that the same may have arisen or intervened during the period between the recordation of this Deed of Trust and the execution of the Lease indentified in such instrument of subordination.

          (i) Other Rights. Lender (i) may surrender the insurance policies maintained pursuant to Section 4.7 hereof or any part thereof, and upon receipt shall apply the unearned premiums as a credit on the Indebtedness, in accordance with the provisions of Section 7.4 hereof, and, in connection therewith, Borrower hereby appoints Lender as agent and attorney-in-fact (which is coupled with an interest and is therefore irrevocable) for Borrower to collect such premiums; and (ii) apply the reserve for Impositions and insurance premiums, if any, required by the provisions of this Deed of Trust, toward payment of the Indebtedness; and (iii) shall have and may exercise any and all other rights and remedies which Lender may have at law or in equity, or by virtue of any Loan Document or under the Code, or otherwise.

          (j) Lender as Purchaser. Lender may be the purchaser of the Mortgaged Property or any part thereof, at any sale thereof, whether such sale be under the power of sale herein vested in Trustee or upon any other foreclosure of the liens and security interests hereof, or otherwise, and Lender shall, upon any such purchase, acquire good title to the Mortgaged Property so purchased, free of the liens and security interests hereof, unless the sale was made subject to an unmatured portion of the Indebtedness. Lender, as purchaser, shall be treated in the same manner as any third party purchaser and the proceeds of Lender's purchase shall be applied in accordance with Section 7.4 of this Deed of Trust.

     Section 7.2 Other Rights of Lender. Should any part of the Mortgaged Property come into the possession of Lender, whether before or after Default, Lender may (for itself or by or through other Persons) hold, lease, manage, use, or operate the Mortgaged Property for such time and upon such terms as Lender may deem prudent under the circumstances (making such repairs, alterations, additions, and improvements thereto and taking such other action as Lender may from time to time deem necessary or desirable) for the purpose of preserving the Mortgaged Property or its value, pursuant to the order of a court of appropriate jurisdiction or in accordance with any other rights held by Lender in respect of the Mortgaged Property. Borrower covenants to promptly reimburse and pay to Lender on demand, at the place where the Note is payable, the amount of all reasonable expenses (including without limitation the cost of any insurance, Impositions, or other charges) incurred by Lender in connection with Lender's custody, preservation, use, or operation of the Mortgaged Property, together with interest thereon from the date incurred by Lender at the Default Rate; and all such expenses, costs, taxes interest, and other charges shall be and become a part of the Indebtedness. It is agreed, however, that the risk of loss or damage to the Mortgaged Property is on Borrower, and Lender shall have no liability whatsoever for decline in value of the Mortgaged Property, for failure to obtain or maintain insurance, or for failure to determine whether insurance in force is adequate as to amount or as to the risks insured. Possession by Lender shall not be deemed an election of judicial relief, if any such possession is requested or obtained, with respect to any Mortgaged Property or collateral not in Lender's possession.

     Section 7.3 Possession After Foreclosure. If the liens or security interests hereof shall be foreclosed by power of sale granted herein, by judicial action, or otherwise, the purchaser at any such sale shall receive, as an


DEED OF TRUST - Page 21
incident to purchaser's ownership, immediate possession of the property purchased, and if Borrower or Borrower's successors shall hold possession of said property or any part thereof subsequent to foreclosure, Borrower and Borrower's successors shall be considered as tenants at sufferance of the purchaser at foreclosure sale (without limitation of other rights or remedies, at a reasonable rental per day, due and payable daily, based upon the value of the portion of the Mortgaged Property so occupied and sold to such purchaser), and anyone occupying such portion of the Mortgaged Property, after demand is made for possession thereof, shall be guilty of forcible detainer and shall be subject to eviction and removal, forcible or otherwise, with or without process of law, and all damages by reason thereof are hereby expressly waived.

     Section 7.4 Application of Proceeds. The proceeds from any sale, lease, or other disposition made pursuant to this Article VII, or the proceeds from the surrender of any insurance policies pursuant hereto, or any rents collected by Lender from the Mortgaged Property (following any application of such rents in accordance with the Assignment of Rents), or the reserve for Impositions and insurance premiums, if any, required by the provisions of this Deed of Trust or sums received pursuant to Section 8.1 hereof, or proceeds from insurance which Lender elects to apply to the Indebtedness pursuant to Section 8.2 hereof, shall be applied by Trustee, or by Lender, as the case may be, to the Indebtedness in the following order and priority: (i) to the payment of all expenses of advertising, selling, and conveying the Mortgaged Property or part thereof, and/or prosecuting or otherwise collecting rents, proceeds, premiums, or other sums including reasonable attorneys' fees and a reasonable fee or commission to Trustee; (ii) to the remainder of the Indebtedness as follows: first, to the remaining accrued but unpaid interest, second, to the matured portion of principal of the Indebtedness, and third, to prepayment of the unmatured portion, if any, of principal of the Indebtedness applied to installments of principal in inverse order of maturity; (iii) the balance, if any and to the extent applicable, remaining after the full and final payment of the Indebtedness and full performance and discharge of the Obligations to the holder or Lender of any inferior liens covering the Mortgaged Property, if any, in order of the priority of such inferior liens (Trustee and Lender shall hereby be entitled to rely exclusively upon a commitment for title insurance issued to determine such priority); and (iv) the cash balance, if any, to Borrower. The application of proceeds of sale or other proceeds as otherwise provided herein shall be deemed to be a payment of the Indebtedness like any other payment. The balance of the Indebtedness remaining unpaid, if any, shall remain fully due and owing in accordance with the terms of the Note or the other Loan Documents.

     Section 7.5 Abandonment of Sale. If a foreclosure hereunder is commenced by Trustee in accordance with Subsection 7.1(d) hereof, at any time before the sale, Trustee may abandon the sale, and Lender may then institute suit for the collection of the Indebtedness and for the foreclosure of the liens and security interests hereof and of the Loan Documents. If Lender should institute a suit for the collection of the Indebtedness and for a foreclosure of the liens and security interests, Lender may, at any time before the entry of a final judgment in said suit, dismiss the same and require Trustee to sell the Mortgaged Property or any part thereof in accordance with the provisions of this Deed of Trust.

     Section 7.6 Payment of Fees. If the Note or any other part of the Indebtedness shall be collected or if any of the Obligations shall be enforced by legal proceedings, whether through a probate or bankruptcy court or otherwise, or shall be placed in the hands of an attorney for collection after maturity, whether matured by the expiration of time or by an option given to Lender to mature same, or if Lender becomes a party to any suit where this Deed of Trust or the Mortgaged Property or any part thereof is involved, Borrower agrees to pay Lender's reasonable attorneys' fees and out-of-pocket expenses incurred, and such fees shall be and become a part of the Indebtedness and shall bear interest from the date such costs are incurred at the Default Rate.

     Section 7.7 Miscellaneous.

          (a) Discontinuance of Remedies. In case Lender shall have proceeded to invoke any right, remedy, or recourse permitted under the Loan Documents and shall thereafter elect to discontinue or abandon same for any reason. Lender shall have the unqualified right so to do and, in such event, Borrower and Lender shall be restored to their former positions with respect to the Indebtedness, the Loan Documents, the Mortgaged Property or otherwise, and the rights, remedies, recourses and powers of Lender shall continue as if same had never been invoked.


DEED OF TRUST - Page 22

          (b) Other Remedies. In addition to the remedies set forth in this Article, upon the occurrence of an Event of Default, Lender and Trustee shall, in addition, have all other remedies available to them at law or in equity.

          (c) Remedies Cumulative; Non-Exclusive; Etc. All rights, remedies, and recourses of Lender granted in the Loan Documents, any other pledge of collateral, or otherwise available at law or equity: (i) shall be cumulative and concurrent; (ii) may be pursued separately, successively, or concurrently against Borrower, the Mortgaged Property, or any one or more of them, at the sole discretion of Lender; (iii) may be exercised as often as occasion therefor shall arise, it being agreed by Borrower that the exercise or failure to exercise any of same shall in no event be construed as a waiver or release thereof or of any other right, remedy, or recourse;
     (iv) shall be nonexclusive; (v) shall not be conditioned upon Lender exercising or pursuing any remedy in relation to the Mortgaged Property prior to Lender bringing suit to recover the Indebtedness or suit on the Obligations; and (vi) in the event Lender elects to bring suit on the Indebtedness and/or the Obligations and obtains a judgment against Borrower prior to exercising any remedies in relation to the Mortgaged Property, all liens and security interests, including the lien of this Deed of Trust, shall remain in full force and effect and may be exercised at Lender's option.

          (d) Partial Release; Etc. Lender may release, regardless of consideration, any part of the Mortgaged Property without, as to the remainder, in any way impairing, affecting, subordinating, or releasing the lien or security interests evidenced by this Deed of Trust or the other Loan Documents or affecting the obligations of Borrower or any other party to pay the Indebtedness or perform and discharge the Obligations. For payment of the Indebtedness, Lender may resort to any of the collateral therefor in such order and manner as Lender may elect. No collateral heretofore, herewith, or hereafter taken by Lender shall in any manner impair or affect the collateral given pursuant to the Loan Documents, and all collateral shall be taken, considered, and held as cumulative.

          (e) Waiver and Release by Borrower. Borrower hereby irrevocably and unconditionally waives and releases: (i) all benefits that might accrue to Borrower by virtue of any present or future law exempting the Mortgaged Property from attachment, levy or sale on execution or providing for any appraisement, valuation, stay of execution, exemption from civil process, redemption, or extension of time for payment; (ii) all notices of any Event of Default or of Trustee's exercise of any right, remedy, or recourse provided for under the Loan Documents; and (iii) any right to a marshaling of assets or a sale in inverse order of alienation.

          (f) No Implied Covenants. Borrower and Lender mutually agree that there are no, nor shall there be any, implied covenants of good faith and fair dealing or other similar covenants or agreements in this Deed of Trust and the other Loan Documents. All agreed contractual duties are set forth in the Loan Documents.

          (g) Real Property Laws Govern. The remedies in this Article VII shall be available under and governed by the real property laws of Texas and shall not be governed by the personal property laws of Texas provided, Lender elects to proceed as to the Fixtures and Personalty together with the other Mortgaged Property under and pursuant to the real property remedies of this Article VII.

     Section 7.8 Waiver of Deficiency Statute.

          (a) Waiver. In the event an interest in any of the Mortgaged Property is foreclosed upon pursuant to a judicial or nonjudicial foreclosure sale, Borrower agrees as follows: notwithstanding the provisions of Sections 51.003, 51.004, and 51.005 of the Property Code (as the same may be amended from time to time), and to the extent permitted by law, Borrower agrees that Lender shall be entitled to seek a deficiency judgment from Borrower and any other party obligated on the Note equal to the difference between the amount owing on the Note and the amount for which the Mortgaged Property was sold pursuant to judicial or nonjudicial foreclosure sale. Borrower expressly recognizes that this section constitutes a waiver of the above-cited provisions of the Property Code which would otherwise permit Borrower and other Persons against whom recovery of deficiencies is sought independently (even absent the initiation of deficiency proceedings against them) to present competent evidence of the fair market


DEED OF TRUST - Page 23
     value of the Mortgaged Property as of the date of the foreclosure sale and offset against any deficiency the amount by which the foreclosure sale price is determined to be less than such fair market value. Borrower further recognizes and agrees that this waiver creates an irrebuttable presumption that the foreclosure sale price is equal to the fair market value of the Mortgaged Property for purposes of calculating deficiencies owed by Borrower, and others against whom recovery of a deficiency is sought.

          (b) Alternative to Waiver. Alternatively, in the event the waiver provided for in subsection (a) above is determined by a court of competent jurisdiction to be unenforceable, the following shall be the basis for the finder of fact's determination of the fair market value of the Mortgaged Property as of the date of the foreclosure sale in proceedings governed by Sections 51.003, 51.004 and 51.005 of the Property Code (as amended from time to time); (i) the Mortgaged Property shall be valued in an "as is" condition as of the date of the foreclosure sale, without any assumption or expectation that the Mortgaged Property will be repaired or improved in any manner before a resale of the Mortgaged Property after foreclosure; (ii) the valuation shall be based upon an assumption that the foreclosure purchaser desires a resale of the Mortgaged Property for cash promptly (but no later than twelve [12] months) following the foreclosure sale; (iii) all reasonable closing costs customarily borne by the seller in commercial real estate transactions should be deducted from the gross fair market value of the Mortgaged Property, including, without limitation, brokerage commissions, title insurance, a survey of the Mortgaged Property, tax prorations, attorneys' fees, and marketing costs; (iv) the gross fair market value of the Mortgaged Property shall be further discounted to account for any estimated holding costs associated with maintaining the Mortgaged Property pending sale, including, without limitation, utilities expenses, property management fees, taxes and assessments (to the extent not accounted for in (iii) above), and other maintenance, operational and ownership expenses; and (v) any expert opinion testimony given or considered in connection with a determination of the fair market value of the Mortgaged Property must be given by Persons having at least five (5) years experience in appraising property similar to the Mortgaged Property and who have conducted and prepared a complete written appraisal of the Mortgaged Property taking into consideration the factors set forth above.

                                  ARTICLE VIII

                               SPECIAL PROVISIONS

     Section 8.1 Condemnation Proceeds. Lender shall be entitled to receive any and all sums which may be awarded and become payable to Borrower for condemnation of the Mortgaged Property or any part thereof, for public or quasi-public use, or by virtue of private sale in lieu thereof, and any sums which may be awarded or become payable to Borrower for damages caused by public works or construction on or near the Mortgaged Property. All such sums are hereby assigned to Lender, and Borrower shall, upon request of Lender, make, execute, acknowledge, and deliver any and all additional assignments and documents as may be necessary from time to time to enable Lender to collect and receipt for any such sums. Lender shall not be, under any circumstances, liable or responsible for failure to collect, or exercise diligence in the collection of, any of such sums. Any sums received by Lender as a result of condemnation shall be applied to the Indebtedness in accordance with the provisions of
Section 7.4 hereof, provided that if (i) in the judgment of Lender the Mortgaged Property can be restored, within a reasonable time and in any event prior to that date that is ninety (90) days prior to the Maturity Date, to an economic unit not less valuable than the same was prior to such condemnation and adequately securing the Indebtedness, and (ii) Lender receives assurances satisfactory to Lender that tenancies or other sources of revenue from the Mortgaged Property will continue in full force and effect after restoration subject only to rent abatement during the period when any leased premises are untenantable, then, if and so long as there is no default hereunder, Lender will make available to Borrower for such restoration, proceeds of condemnation, if any, collected by Lender because of the act or occurrence and not restricted by any adverse claim thereto.

     Section 8.2 Insurance Proceeds. The proceeds of any and all insurance upon the Mortgaged Property (other than proceeds of CGL insurance) shall be collected by Lender, and Lender shall have the option, in Lender's sole discretion, to apply any proceeds so collected either to the restoration of the Mortgaged Property, in the amounts, manner, method and pursuant to such requirements and documents as Lender may require, or to the liquidation of the Indebtedness in accordance with the provisions of Section 7.4 hereof, provided that if (i) in the judgment of Lender the Mortgaged Property can be restored, within a reasonable time and in any event prior to that


DEED OF TRUST - Page 24
date that is ninety (90) days prior to the Maturity Date, to an economic unit not less valuable than the same was prior to such condemnation and adequately securing the Indebtedness, and (ii) Lender receives assurances satisfactory to Lender that tenancies or other sources of revenue from the Mortgaged Property will continue in full force and effect after restoration subject only to rent abatement during the period when any leased premises are untenantable, then, if and so long as there is no default hereunder, Lender will make available to Borrower for such restoration, proceeds of condemnation, if any, collected by Lender because of the act or occurrence and not restricted by any adverse claim thereto.

     Section 8.3 Reserve for Impositions and Insurance Premiums. At Lender's request, Borrower shall create a fund or reserve for the payment of all insurance premiums and Impositions against or affecting the Mortgaged Property by paying to Lender, on the first day of each calendar month prior to the maturity of the Note, a sum equal to the premiums that will next become due and payable on the insurance policies covering Borrower, the Mortgaged Property or any part thereof or such other insurance policies required hereby or by the Loan Documents, plus Impositions next due on the Mortgaged Property or any part thereof as estimated by Leader, less all sums paid previously to Lender therefor, divided by the number of months to elapse before one month prior to the date when cash of such premiums and Impositions will become due, such sums to be held by Lender without interest to Borrower, unless interest is required by applicable law, for the purposes of paying such premiums and Impositions. Any excess reserve shall, at the discretion of Lender, be credited by Lender on subsequent reserve payments or subsequent payments to be made on the Note by the maker thereof, and any deficiency shall be paid by Borrower to Lender on or before the date when Lender demands such payment to be made, but in no event after the date when such premiums and Impositions shall become delinquent. If there exists a deficiency in such fund or reserve at any time when Impositions or insurance premiums are due and payable, Lender may, but shall not be obligated to, advance the amount of such deficiency on behalf of Borrower and such amounts so advanced shall become a part of the Indebtedness, shall be immediately due and payable, and shall bear interest at the Default Rate from the date of such advance through and including the date of repayment. Without implying Lender's consent to same, transfer of legal title to the Mortgaged Property shall automatically transfer to the holder of legal title to the Mortgaged Property the interest of Borrower in all sums deposited with Lender under the provisions hereof or otherwise.

     Section 8.4 INDEMNITY. BORROWER SHALL INDEMNIFY, DEFEND, PROTECT AND HOLD HARMLESS LENDER AND TRUSTEE, THEIR RESPECTIVE PARENTS, SUBSIDIARIES, DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES, AGENTS, SUCCESSORS, AND ASSIGNS FROM AND AGAINST ANY AND ALL LIABILITY, DAMAGE, LOSS, COST, OR EXPENSE (INCLUDING, WITHOUT LIMITATION, ATTORNEYS' FEES AND EXPENSES), ACTION, PROCEEDING, CLAIM OR DISPUTE INCURRED OR SUFFERED BY THE FOREGOING PARTIES SO INDEMNIFIED WHETHER OR NOT AS THE RESULT OF THE NEGLIGENCE OF ANY PARTY SO INDEMNIFIED, BUT NOT AS A RESULT OF THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE Of ANY SUCH PARTY, WHETHER VOLUNTARILY OR INVOLUNTARILY INCURRED OR SUFFERED, IN RESPECT OF THE FOLLOWING:
(I) ANY LITIGATION CONCERNING THIS DEED OF TRUST, THE OTHER LOAN DOCUMENTS OR THE MORTGAGED PROPERTY, OR ANY INTEREST OF BORROWER OR LENDER THEREIN, OR THE RIGHT OF OCCUPANCY THEREOF BY BORROWER OR LENDER, WHETHER OR NOT ANY SUCH LITIGATION IS PROSECUTED TO A FINAL, NON-APPEALABLE JUDGMENT; (II) ANY DISPUTE, INCLUDING DISPUTES AS TO THE DISBURSEMENT OF PROCEEDS OF THE NOTE NOT YET DISBURSED, AMONG OR BETWEEN ANY OF THE CONSTITUENT PARTIES OR OTHER PARTNERS OR VENTURERS OF BORROWER IF BORROWER IS A GENERAL OR LIMITED PARTNERSHIP, OR AMONG OR BETWEEN ANY EMPLOYEES, OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS OR MANAGERS OF BORROWER IF BORROWER IS A CORPORATION OR LIMITED LIABILITY COMPANY, OR AMONG OR BETWEEN ANY MEMBERS, TRUSTEES OR OTHER RESPONSIBLE PARTIES IF BORROWER IS AN ASSOCIATION, TRUST OR OTHER ENTITY; (III) ANY ACTION TAKEN OR NOT TAKEN BY LENDER OR TRUSTEE WHICH IS ALLOWED OR PERMITTED UNDER THIS DEED OF TRUST OR ANY OF THE OTHER LOAN DOCUMENTS RELATING TO BORROWER, THE MORTGAGED PROPERTY, ANY CONSTITUENT PARTIES OR OTHERWISE IN CONNECTION WITH THE LOAN DOCUMENTS, INCLUDING WITHOUT LIMITATION, THE PROTECTION OR ENFORCEMENT OF ANY LIEN, SECURITY INTEREST OR OTHER RIGHT, REMEDY OR RECOURSE CREATED OR AFFORDED BY THIS DEED OF TRUST OR THE OTHER LOAN DOCUMENTS; AND (IV) ANY ACTION BROUGHT BY LENDER


DEED OF TRUST - Page 25

OR TRUSTEE AGAINST BORROWER UNDER THIS DEED OF TRUST OR THE OTHER LOAN DOCUMENTS, WHETHER OR NOT SUCH ACTION IS PROSECUTED TO A FINAL, NON-APPEALABLE JUDGMENT.

LENDER AND/OR TRUSTEE MAY EMPLOY AN ATTORNEY OR ATTORNEYS TO PROTEST OR ENFORCE ITS RIGHTS, REMEDIES AND RECOURSES UNDER THIS DEED OF TRUST AND THE OTHER LOAN DOCUMENTS, AND TO ADVISE AND DEFEND LENDER AND/OR TRUSTEE WITH RESPECT TO ANY SUCH ACTIONS AND OTHER MATTERS. BORROWER SHALL REIMBURSE LENDER AND/OR TRUSTEE FOR THEIR RESPECTIVE ATTORNEYS' FEES AND EXPENSES (INCLUDING EXPENSES AND COSTS FOR EXPERTS) IMMEDIATELY UPON RECEIPT OF A WRITTEN DEMAND THEREFOR, WHETHER ON A MONTHLY OR OTHER TIME INTERVAL, AND WHETHER OR NOT AN ACTION IS ACTUALLY COMMENCED OR CONCLUDED. ALL OTHER REIMBURSEMENT AND INDEMNITY OBLIGATIONS HEREUNDER SHALL BECOME DUE AND PAYABLE WHEN ACTUALLY INCURRED BY LENDER AND/OR TRUSTEE. ANY PAYMENTS NOT MADE WITHIN FIVE (5) DAYS AFTER WRITTEN DEMAND THEREFOR SHALL BEAR INTEREST AT THE DEFAULT RATE FROM THE DATE OF SUCH DEMAND UNTIL FULLY PAID. THE PROVISIONS OF THIS SECTION 8.4 SHALL SURVIVE REPAYMENT OF THE INDEBTEDNESS AND PERFORMANCE OF THE OBLIGATIONS, THE RELEASE OF THE LIEN OF THIS DEED OF TRUST, ANY FORECLOSURE (OR ACTION IN LIEU OF FORECLOSURE), THE TRANSFER BY BORROWER OF ANY OR ALL OF ITS RIGHT, TITLE AND INTEREST IN OR TO THE PROPERTY AND THE EXERCISE BY LENDER OF ANY AND ALL REMEDIES SET FORTH HEREIN OR IN THE LOAN DOCUMENTS.

     Section 8.5 Waiver of Subrogation. Borrower hereby waives any and all right to claim, recover, or subrogation that arises or may arise in its favor and against Lender or its officers, directors, employees, agents, attorneys, or representatives hereto for any and all loss of, or damage to, Borrower, the Mortgaged Property, Borrower's property, or the property of others under Borrower's control from any cause insured against or required to be insured against by the provisions of the Loan Documents. Said waiver shall be in addition to, and not in limitation or derogation of, any other waiver or release contained in this Deed of Trust with respect to any loss or damage to property of the parties hereto. Inasmuch as the above waivers preclude the assignment of any aforesaid claim by way of subrogation (or otherwise) to an insurance company (or any other Person), Borrower hereby agrees to immediately give to each insurance company which has issued to it any such insurance policy whether or not it is required to be insured against by the provisions of the Loan Documents written notice of the terms of said waivers, and to have said insurance policies properly endorsed, if necessary, to prevent the invalidation of said insurance coverage by reason of said waiver.

     Section 8.6 Waiver of Setoff. The Indebtedness, or any part thereof, shall be paid by Borrower without notice, demand, counterclaim, setoff, deduction, or defense and without abatement, suspension, deferment, diminution, or reduction by reason of: (i) any damage to, destruction of, or any condemnation or similar taking of the Mortgaged Property; (ii) any restriction or prevention of or interference with any use of the Mortgaged Property; (iii) any title defect or encumbrance or any eviction from the Mortgaged Property by superior title or otherwise; (iv) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation, or other like proceeding relating to Trustee, Lender, or Borrower, or any action taken with respect to this Deed of Trust by any Trustee or receiver of Lender or Borrower, or by any court, in any such proceeding; (v) any claim which Borrower has or might have against Trustee or Lender; (vi) any default or failure on the part of Lender to perform or comply with any of the terms hereof or of any other agreement with Borrower; or
(vii) any other occurrence whatsoever, whether similar or dissimilar to the foregoing, whether or not Borrower shall have notice or knowledge of any of the foregoing. Except as expressly provided herein, Borrower waives all rights now or hereafter conferred by statute or otherwise to any abatement, suspension, deferment, diminution, or reduction of the Indebtedness.

     Section 8.7 Setoff. Lender shall be entitled to exercise both the rights of setoff and banker's lien, if applicable, against the interest of Borrower in and to each and every account and other property of Borrower which are in the possession of Lender to the full extent of the outstanding balance of the Indebtedness.

     Section 8.8 Consent to Disposition. It is expressly agreed that Lender may predicate Lender's decision to grant or withhold consent to a Disposition on such terms and conditions as Lender may require, in


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Leader's sole reasonable discretion, including without limitation (i)
consideration of the creditworthiness of the party to whom such Disposition will be made and its management ability with respect to the Mortgaged Property, (ii) consideration of whether the security for repayment of the Indebtedness and the performance and discharge of the Obligations, or Lender's ability to enforce its rights, remedies, and recourses with respect to such security, will be impaired in any way by the proposed Disposition, (iii) an increase in the rate of interest payable under the Note or any other change in the terms and provisions of the Note and other Loan Documents, (iv) reimbursement of Lender for all costs and expenses incurred by Lender in investigating the creditworthiness and management or consulting ability of the party to whom such Disposition will be made and in determining whether Lender's security will be impaired by the proposed Disposition, (v) payment to Lender of a transfer fee to cover the cost of documenting the Disposition in its records, (vi) payment of Lender's reasonable attorneys' fees in connection with such Disposition, (vii) the express assumption of payment of the Indebtedness and performance and discharge of the Obligations by the party to whom such Disposition will be made (with or without the release of Borrower from liability for such Indebtedness and Obligations), (viii) the execution of assumption agreements, modification agreements, supplemental loan documents, and financing statements, satisfactory in form and substance to Lender, (ix) endorsements (to the extent available under applicable law) to any existing mortgagee title insurance policies insuring Lender's liens and security interests covering the Mortgaged Property, and (x) requiring additional security for the payment of the indebtedness and performance and discharge of the Obligations.

     Section 8.9 Consent to Subordinate Mortgage. In the event of consent by Lender to the granting of a Subordinate Mortgage, or in the event the right of Lender to declare the Indebtedness to be immediately due and payable upon the granting of a Subordinate Mortgage without the prior written consent of Lender is determined by a court of competent jurisdiction to be unenforceable under the provisions of any applicable law, Borrower will not execute or deliver any Subordinate Mortgage unless (i) it shall contain express covenants to the effect: (a) that the Subordinate Mortgage is in all respects unconditionally subject and subordinate to the lien and security interest evidenced by this Deed of Trust and each term and provision hereof; (b) that if any action or proceeding shall be instituted to foreclose the Subordinate Mortgage (regardless of whether the same is a judicial proceeding or pursuant to a power of sale contained therein), no tenant of any portion of the Mortgaged Property will be named as a party defendant, nor will any action be taken with respect to the Mortgaged Property which would terminate any occupancy or tenancy of the Mortgaged Property without the prior written consent of Lender, (c) that the rents and profits, if collected through a receiver or by the holder of the Subordinate Mortgage, shall be applied first to the Indebtedness, next to the payment of the Impositions, and then to the performance and discharge of the Obligations; and (d) that if any action or proceeding shall be brought to foreclose the Subordinate Mortgage (regardless of whether the same is a judicial proceeding or pursuant to a power of sale contained therein), written notice of the commencement thereof will be given to Lender contemporaneously with the commencement of such action or proceeding; and (ii) a copy thereof shall have been delivered to Lender not less than ten (10) days prior to the date of the execution of such Subordinate Mortgage.

     Section 8.10 Payment After Acceleration. If, following the occurrence of an Event of Default, and an acceleration of the Indebtedness or any part thereof but prior to a foreclosure sale of the Mortgaged Property, Borrower shall tender to Lender the payment of an amount sufficient to satisfy the entire Indebtedness or the part thereof which has been accelerated, such tender shall be deemed a voluntary prepayment pursuant to the Indebtedness and, accordingly, Borrower, to the extent permitted by applicable law, shall also pay to Lender the premium, if any, then required under the Indebtedness or the Loan Documents in order to exercise the prepayment privilege contained therein.

     Section 8.11 Contest of Certain Claims. Notwithstanding the provisions of Sections 4.5 or 4.12 hereof, Borrower shall not be in default for failure to pay or discharge any Imposition or mechanic's or materialman's lien asserted against the Mortgaged Property if, and so long as, (a) Borrower shall have notified Lender of same within ten (10) days of obtaining knowledge thereof; (b) Borrower shall diligently and in good faith contest the same by appropriate legal proceedings which shall operate to prevent the enforcement or collection of the same and the sale of the Mortgaged Property or any part thereof, to satisfy the same; (c) Borrower shall have furnished to Lender a cash deposit, or an indemnity bond satisfactory to Lender with a surety satisfactory to Lender, in the amount of the Imposition or mechanic's or materialman's lien claim, plus a reasonable additional sum to pay all costs, interest and penalties that may be imposed or incurred in connection therewith, to assure payment of the matters under contest and to prevent any sale or forfeiture of the Mortgaged Property or any part thereof; (d) Borrower shall promptly upon final determination thereof pay the amount of any such Imposition or claim so


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

determined, together with all costs, interest and penalties which may be payable in connection therewith; (e) the failure to pay the Imposition or mechanic's or materialman's lien claim does not constitute a Default under any other Deed of Trust, mortgage or security interest covering or affecting any part of the Mortgaged Property; and (f) notwithstanding the foregoing, Borrower shall immediately upon request of Lender pay (and if Borrower shall fail so to do, Lender may, but shall not be required to, pay or cause to be discharged or bonded against) any such Imposition or claim notwithstanding such contest, if in the reasonable opinion of Lender the Mortgaged Property shall be in jeopardy or in danger of being forfeited or foreclosed. Lender may pay over any such cash deposit or part thereof to the claimant entitled thereto at any time when, in the judgment of Lender, the entitlement of such claimant is established.

     Section 8.12 Maximum Interest. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the Note or the Related Indebtedness (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (i) contracted for, charged, taken, reserved or received pursuant to the Note, any of the other Loan Documents or any other communication or writing by or between Borrower and Lender related to the transaction or transactions that are the subject matter of the Loan Documents, (ii) contracted for, charged or received by reason of Lender's exercise of the option to accelerate the maturity of the Note and/or the Related Indebtedness, or (iii) Borrower will have paid or Lender will have received by reason of any voluntary prepayment by Borrower of the Note and/or the Related Indebtedness, then it is Borrower's and Lender's express intent that all amounts charged in excess of the Maximum Lawful Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Lawful Rate theretofore collected by Lender shall be credited on the principal balance of the Note and/or the Related Indebtedness (or, if the Note and all Related Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of the Note and the other Loan Documents immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder; provided, however, if the Note has been paid in full before the end of the stated term of the Note, then Borrower and Lender agree that Lender shall, with reasonable promptness after Lender discovers or is advised by Borrower that interest was received in an amount in excess of the Maximum Lawful Rate, either refund such excess interest to Borrower and/or credit such excess interest against the Note and/or any Related Indebtedness then owing by Borrower to Lender. Borrower hereby agrees that as a condition precedent to any claim seeking usury penalties against Lender, Borrower will provide written notice to Lender, advising Lender in reasonable detail of the nature and amount of the violation, and Lender shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against the Note and/or the Related Indebtedness then owing by Borrower to Lender. All sums contracted for, charged or received by Lender for the use, forbearance or detention of any debt evidenced by the Note and/or the Related Indebtedness shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of the Note and/or the Related Indebtedness (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of the Note and/or the Related Indebtedness does not exceed the Maximum Lawful Rate from time to time in effect and applicable to the Note and/or the Related Indebtedness for so long as debt is outstanding. In no event shall the provisions of Chapter 346 of the Texas Finance Code (which regulates certain revolving credit loan accounts and revolving triparty accounts) apply to the Note and/or the Related Indebtedness. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of Lender to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

                                   ARTICLE IX

                               SECURITY AGREEMENT

     Section 9.1 Security Interest. This Deed of Trust (a) shall be construed as a Deed of Trust on real property, and (b) shall also constitute and serve as a "Security Agreement" on personal property within the meaning of, and shall constitute until the grant of this Deed of Trust shall terminate as provided in
Article II hereof, a first and prior security interest under the Code as to property within the scope thereof and in the state where the


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Mortgaged Property is located with respect to the Personalty, Fixtures,
Contracts and Leases. To this end, Borrower GRANTS to, has GRANTED, BARGAINED, CONVEYED, ASSIGNED, TRANSFERRED, and SET OVER, and by these presents does GRANT, BARGAIN, CONVEY, ASSIGN, TRANSFER and SET OVER, unto Trustee and Lender, a first and prior security interest and all of Borrower's right, title and interest in, to, under and with respect to the Personalty, Fixtures, Contracts, Leases, Reserves and the other Collateral (as defined in the Loan Agreement) to secure the full and timely payment of the Indebtedness and the full and timely performance and discharge of the Obligations. It is the intent of Borrower, Lender, and Trustee that this Deed of Trust encumber all Leases and that all items contained in the definition of "Leases" which are included within the Code be covered by the security interest granted in this Article IX; and all items contained in the definition of "Leases" which are excluded from the Code be covered by the provisions of Article II hereof. Borrower will cooperate with Lender in obtaining control with respect to portions of the Personalty that are either or both deposit accounts or letter of credit rights.

     Section 9.2 Financing Statements. Borrower hereby agrees with Lender to execute and deliver to Lender, in form and substance satisfactory to Lender, such further assurances as Lender may, from time to time, reasonably consider necessary to create, perfect, and preserve Lender's security interest herein granted, and Lender may cause such statements and assurances to be recorded and filed, at such times and places as may be required or permitted by law to so create, perfect, and preserve such security interest, Borrower authorizes Lender to file such "Financing Statements" describing such portions of the Mortgaged Property as Lender may desire.

     Section 9.3 No Changes. Borrower will not change its principal place of business or chief executive office, or change the state of its organization or registration, or change its name, without in each instance the prior written consent of the Lender, which consent shall not be unreasonably withheld or delayed. Lender's consent will, however, be conditioned upon, among other things, the execution and delivery of additional financing statements, security agreements and other instruments which may be necessary to effectively evidence or perfect the Lender's security interest in the Mortgaged Property as a result of such changes.

     Section 9.4 Fixture Filing. This Deed of Trust shall also constitute a "fixture filing" for the purposes of the Code, and shall cover all or part of the Mortgaged Property constituting goods which are or are to become fixtures within the meaning of the Code; information concerning the security interest herein granted may be obtained from either party at the address of such party set forth herein. For purposes of the security interest herein granted, the address of debtor (Borrower) is set forth in the first paragraph of this Deed of Trust and the address of the secured party (Lender) is set forth in Article I, hereof.

     Section 9.5 Principal Place of Business. The Borrower will not change its principal place of business or chief executive office, or change the state of its organization or registration, or change its name, without in each instance, the prior written consent of the Lender, which consent shall not be unreasonably withheld or delayed. Lender's consent will, however, be conditioned upon, among other things, the execution and delivery of additional financing statements, security agreements, and other instruments which may be necessary to effectively evidence or perfect the Lender's security interest in the Mortgaged Property as a result of such changes.

                                    ARTICLE X

                             CONCERNING THE TRUSTEE

     Section 10.1 No Required Action. Trustee shall not be required to take any action toward the execution and enforcement of the trust hereby created or to institute, appear in, or defend any action, suit, or other proceeding in connection therewith where, in Trustee's opinion, such action would be likely to involve Trustee in expense or liability, unless requested so to do by a written instrument signed by Lender and, if Trustee so requests, unless Trustee is tendered security and indemnity satisfactory to Trustee against any and all cost, expense, and liability arising therefrom. Trustee shall not be responsible for the execution, acknowledgement, or validity of the Loan Documents, or for the proper authorization thereof, or for the sufficiency of the lien and security interest purported to be created hereby, and Trustee makes no representation in respect thereof or in respect of the rights, remedies, and recourses of Lender.

     Section 10.2 Certain Rights. With the approval of Lender, Trustee shall have the right to take any and all of the following actions: (i) to select, employ, and advise with counsel (who may be, but need not be, counsel for


DEED OF TRUST - Page 29

Lender) upon any matters arising hereunder, including the preparation, execution, and interpretation of the Loan Documents, and shall be fully protected in relying as to legal matters on the advice of counsel, (ii) to execute any of the trusts and powers hereof and to perform any duty hereunder either directly or through his agents or attorneys, (iii) to select and employ, in and about the execution of his duties hereunder, suitable accountants, engineers and other experts, agents and attorneys-in-fact, either corporate or individual, not regularly in the employ of Trustee, and Trustee shall not be answerable for any act, default, negligence, or misconduct of any such accountant, engineer or other expert, agent or attorney-in-fact, if selected with reasonable care, or for any error of judgment or act done by Trustee in good faith, or be otherwise responsible or accountable under any circumstances whatsoever, except for Trustee's gross negligence or bad faith, and (iv) any and all other lawful action as Lender may instruct Trustee to take to protect or enforce Lender's rights hereunder. Trustee shall not be personally liable in case of entry by Trustee, or anyone entering by virtue of the powers herein granted to Trustee, upon the Mortgaged Property for debts contracted for or liability or damages incurred in the management or operation of the Mortgaged Property. Trustee shall have the right to rely on any instrument, document, or signature authorizing or supporting any action taken or proposed to be taken by Trustee hereunder, believed by Trustee in good faith to be genuine. Trustee shall be entitled to reimbursement for reasonable expenses incurred by Trustee in the performance of Trustee's duties hereunder and to reasonable compensation for such of Trustee's services hereunder as shall be rendered. Borrower will, from time to time, pay the compensation due to Trustee hereunder and reimburse Trustee for, and save Trustee harmless against, any and all liability and reasonable expenses which may be incurred by Trustee in the performance of Trustee's duties, except as the foregoing may have been caused by Trustee's own wrongful misconduct or gross negligence.

     Section 10.3 Retention of Money. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by applicable law) and Trustee shall be under no liability for interest on any moneys received by Trustee hereunder.

     Section 10.4 Successor Trustees. Trustee may resign by the giving of notice of such resignation in writing or verbally to Lender. If Trustee shall die, resign, or become disqualified from acting in the execution of this trust, or if, for any reason, Lender shall prefer to appoint a substitute Trustee or multiple substitute Trustees, or successive substitute Trustees or successive multiple substitute Trustees, to act instead of the aforenamed Trustee. Lender shall have full power to appoint a substitute Trustee (or, if preferred, multiple substitute Trustees) in succession who shall succeed (and if multiple substitute Trustees are appointed, each of such multiple substitute Trustees shall succeed) to all the estates, rights, powers, and duties of the aforenamed Trustee. Such appointment may be executed by any authorized agent of Lender, and if such Lender be a corporation and such appointment be executed in its behalf by any officer of such corporation, such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the board of directors or any superior officer of the corporation. Borrower hereby ratifies and confirms any and all acts which the aforenamed Trustee, or Trustee's successor or successors in this trust, shall do lawfully by virtue hereof. If multiple substitute Trustees are appointed, each of such multiple substitute Trustees shall be empowered and authorized to act alone without the necessity of the joinder of the other multiple substitute Trustees, whenever any action or undertaking of such substitute Trustees is requested or required under or pursuant to this Deed of Trust or applicable law.

     Section 10.5 Perfection of Appointment. Should any deed, conveyance, or instrument of any nature be required from Borrower by any Trustee or substitute Trustee to more fully and certainly vest in and confirm to the Trustee or substitute Trustee such estates, rights, powers, and duties, then, upon request by the Trustee or substitute Trustee, any and all such deeds, conveyances and instruments shall be made, executed, acknowledged, and delivered and shall be caused to be recorded and/or filed by Borrower.

     Section 10.6 Succession Instruments. Any substitute Trustee appointed pursuant to any of the provisions hereof shall, without any further act, deed, or conveyance, become vested with all the estates, properties, rights, powers, and trusts of its or his predecessor in the rights hereunder with like effect as if originally named as Trustee herein; but nevertheless, upon the written request of Lender or of the substitute Trustee, the Trustee ceasing to act shall execute and deliver any instrument transferring to such substitute Trustee, upon the trusts herein expressed, all the estates, properties, rights, powers, and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver any of the property and moneys held by such Trustee to the substitute Trustee so appointed in the Trustee's place.


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

     Section 10.7 No Representation by Trustee or Lender. By accepting or approving anything required to be observed, performed, or fulfilled or to be given to Trustee or Lender pursuant to the Loan Documents, including without limitation, any officer's certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal, or insurance policy, neither Trustee nor Lender shall be deemed to have warranted, consented to, or affirmed the sufficiency, legality, effectiveness, or legal effect of the same, or of any term, provision, or condition thereof, and such acceptance or approval thereof shall not be or constitute any warranty or affirmation with respect thereto by Trustee or Lender.

                                   ARTICLE XI

                                  MISCELLANEOUS

     Section 11.1 Release. If the Indebtedness is paid in full in accordance with the terms of this Deed of Trust, the Note, and the other Loan Documents, and if Borrower shall truly perform each and every of the Obligations to be performed and discharged in accordance with the terms of this Deed of Trust, the Note and the other Loan Documents, then this conveyance shall become null and void and be released at Borrower's request and expense, and Lender shall have no further obligation to make advances under and pursuant to the provisions hereof or in the other Loan Documents.

     Section 11.2 Performance at Borrower's Expense. Subject to the provisions of Section 8.12 hereof, Borrower shall (i) pay all legal fees incurred by Lender in connection with the preparation of the Loan Documents (including any amendments thereto or consents, releases, or waivers granted thereunder); (ii) reimburse Lender, promptly upon demand, for all reasonable amounts expended, advanced, or incurred by Lender to satisfy any obligation of Borrower under the Loan Documents, which amounts shall include (without limitation) all court costs, attorneys' fees (including, without limitation, for trial, appeal, or other proceedings), fees of auditors and accountants and other investigation expenses reasonably incurred by Lender in connection with any such matters; and
(iii) any and all other reasonable costs and expenses of performing or complying with any and all of the Obligations. Except to the extent that costs and expenses are included within the definition of "Indebtedness," the payment of such costs and expenses shall not be credited, in any way and to any extent, against any installment on or portion of the Indebtedness.

     Section 11.3 Survival of Obligations. Each and all of the Obligations shall survive the execution and delivery of the Loan Documents and the consummation of the loan called for therein and shall continue in full force and effect until the Indebtedness shall have been paid in full; provided, however, that nothing contained in this Section shall limit the obligations of Borrower as otherwise set forth herein.

     Section 11.4 Recording and Filing. Borrower will cause the Loan Documents requested by Lender and all amendments and supplements thereto and substitutions therefor to be recorded, filed, re-recorded, and refiled in such manner and in such places as Trustee or Lender shall reasonably request, and will pay all such recording, filing, re-recording and refiling taxes, documentary stamp taxes, fees, and other charges.

     Section 11.5 Notices. All notices or other communications required or permitted to be given pursuant to this Deed of Trust shall be in writing and shall be considered as properly given if (i) mailed by first class United States mail, postage prepaid, registered or certified with return receipt requested,
(ii) by delivering same in person to the intended addressee, (iii) by delivery to an independent third party commercial delivery service for same day or next day delivery and providing for evidence of receipt at the office of the intended addressee, or (iv) by prepaid telegram, telex, or telefacsimile to the addressee. Notice so mailed shall be effective upon its deposit with the United States Postal Service or any successor thereto; notice sent by such a commercial delivery service shall be effective upon delivery to such commercial delivery service; notice given by personal delivery shall be effective only if and when received by the addressee; and notice given by other means shall be effective only if and when received at the office or designated place or machine of the intended addressee. For purposes of notice, the addresses of the parties shall be as set forth herein; provided, however, that either party shall have the right to change its address for notice hereunder to any other location within the continental United States by the giving of thirty (30) days notice to the other party in the manner set forth herein.


DEED OF TRUST - Page 31

     Section 11.6 Covenants Running with the Land. All Obligations contained in this Deed of Trust and the other Loan Documents are intended by Borrower, Lender, and Trustee to be, and shall be construed as, covenants running with the Mortgaged Property until the lien of this Deed of Trust has been fully released by Lender.

     Section 11.7 Successors and Assigns. Subject to the provisions of Sections
6.7 and 6.8 hereof, all of the terms of the Loan Documents shall apply to, be binding upon, and inure to the benefit of the parties thereto, their successors, assigns, heirs, and legal representatives, and all other Persons claiming by, through, or under them.

     Section 11.8 No Waiver; Severability. Any failure by Trustee or Lender to insist, or any election by Trustee or Lender not to insist, upon strict performance by Borrower or others of any of the terms, provisions, or conditions of the Loan Documents shall not be deemed to be a waiver of same or of any other terms, provisions, or conditions thereof, and Trustee or Lender shall have the right at any time or times thereafter to insist upon strict performance by Borrower or others of any and all of such terms, provisions, and conditions. The Loan Documents are intended to be performed in accordance with, and only to the extent permitted by, all applicable Legal Requirements. If any provision of any of the Loan Documents or the application thereof to any Person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, then neither the remainder of the instrument in which such provision is contained nor the application of such provision to other Persons or circumstances nor the other instruments referred to herein shall be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

     Section 11.9 Counterparts. To facilitate execution, this Deed of Trust may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature and acknowledgment of, or on behalf of, each party, or that the signature and acknowledgment of all Persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Deed of Trust to produce or account for more than a single counterpart containing the respective signatures and acknowledgment of, or on behalf of, each of the parties hereto. Any signature and acknowledgment page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures and acknowledgments thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature and acknowledgment pages.

     Section 11.10 Governing Law. This Deed of Trust is executed and delivered as an incident to a lending transaction negotiated and consummated in Dallas County, Texas, and shall be governed by and construed in accordance with the laws of the State of Texas, Borrower, for itself and its successors and assigns, hereby irrevocably (i) submits to the nonexclusive jurisdiction of the state and federal courts in Texas, (ii) waives, to the fullest extent permitted by law, and objection that it may now or in the future have to the laying of venue of any litigation arising out of or in connection with any Loan Document brought in the District Court of Dallas County, Texas, or in the United States District Court for the District and Division thereof located in Dallas County, Texas,
(iii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum, and (iv) agrees that any legal proceeding against any party to any Loan Document arising out of or in connection with any of the Loan Documents may be brought in one of the foregoing courts. Borrower agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified herein. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower or with respect to any of Borrower's property in courts in other jurisdictions. The scope of each of the foregoing waivers is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Borrower acknowledges that these waivers are a material inducement to Lender's agreement to enter into agreements and obligations evidenced by the Loan Documents, that Lender has already relied on these waivers and will continue to rely on each of these waivers in related future dealings. The waivers in this section are irrevocable, meaning that they may not be modified either orally or in writing, and these waivers apply to any future renewals, extensions, amendments, modifications, or replacements in respect of the applicable Loan Document. In connection with any litigation, this Deed of Trust may be filed as a written consent to a trial by the court.


DEED OF TRUST - Page 32

     Section 11.11 Controlling Agreement. In the event of any conflict between the provisions of this Deed of Trust and the Loan Agreement, it is the intent of the parties hereto that the provisions of the Loan Agreement shall control. In the event of any conflict between the provisions of this Deed of Trust and any of the other Loan Documents (other than the Loan Agreement), it is the intent of the parties hereto that the provisions of this Deed of Trust shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same.

     Section 11.12 Subrogation. If any or all of the proceeds of the Note have been used to extinguish, extend or renew any indebtedness heretofore existing against the Mortgaged Property, then, to the extent of such funds so used, Lender shall be subrogated to all of the rights, claims, liens, titles, and interests existing against the Mortgaged Property heretofore held by, or in favor of, the holder of such indebtedness and such former rights, claims, liens, titles, and interests, if any, are not waived but rather are continued in full force and effect in favor of Lender and are merged with the lien and security interest created herein as cumulative security for the repayment of the Indebtedness and the performance and discharge of the Obligations.

     Section 11.13 Rights Cumulative. Lender shall have all rights, remedies, and recourses granted in the Loan Documents and available at law or in equity (including, without limitation, those granted by the Code and applicable to the Mortgaged Property or any portion thereof), and the same (i) shall be cumulative and concurrent, (ii) may be pursued separately, successively, or concurrently against Borrower or others obligated for the Indebtedness or any part thereof, or against any one or more of them, or against the Mortgaged Property, at the sole discretion of Lender, (iii) may be exercised as often as occasion therefor shall arise, it being agreed by Borrower that the exercise, discontinuance of the exercise of or failure to exercise any of the same shall in no event be construed as a waiver or release thereof or of any other right, remedy, or recourse, and (iv) are intended to be, and shall be, nonexclusive. All rights and remedies of Lender hereunder and under the other Loan Documents shall extend to any period after the initiation of foreclosure proceedings, judicial or otherwise, with respect to the Mortgaged Property.

     Section 11.14 Payments. Remittances in payment of any part of the Indebtedness other than in the required amount in funds immediately available at the place where the Note is payable shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by Lender in funds immediately available at the place where the Note is payable (or such other place as Lender, in Lender's sole discretion, may have established by delivery of written notice thereof to Borrower) and shall be made and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by Lender of any payment in an amount less than the amount then due shall be deemed an acceptance on account only, and the failure to pay the entire amount then due shall be and continue to be an Event of Default.

     Section 11.15 Exceptions to Covenants. Borrower shall not be deemed to be permitted to take any action or to fail to take any action with respect to any particular covenant or condition contained herein or in any of the Loan Documents if the action or omission would result in the breach of any other covenant or condition contained herein or in any of the Loan Documents which has not been specifically waived or consented to by Lender, nor shall Lender be deemed to have consented to any such act or omission if the same would provide cause for acceleration of the Indebtedness as a result of the breach of any other covenant or condition contained herein or in any of the Loan Documents which has not been specifically waived or consented to by Lender.

     Section 11.16 Reliance. Borrower recognizes and acknowledges that in entering into the loan transaction evidenced by the Loan Documents and accepting this Deed of Trust, Lender is expressly and primarily relying on the truth and accuracy of the foregoing warranties and representations set forth in Article III hereof without any obligation to investigate the Mortgaged Property and notwithstanding any investigation of the Mortgaged Property by Lender; that such reliance exists on the part of Lender prior hereto; that such warranties and representations are a material inducement to Lender in making the loan evidenced by the Loan Documents and the acceptance of this Deed of Trust; and that Lender would not be willing to make the loan evidenced by the Loan Documents and accept this Deed of Trust in the absence of any of such warranties and representations.

     Section 11.17 Change of Security. Any part of the Mortgaged Property may be released, regardless of consideration, by Lender from time to time without impairing, subordinating, or affecting in any way the lien,


DEED OF TRUST - Page 33
security interest, and other rights hereof against the remainder. The lien, security interest, and other rights granted hereby shall not be affected by any other security taken for the Indebtedness or Obligations, or any part thereof. The taking of additional collateral, or the amendment, extension, renewal, or rearrangement of the Indebtedness or Obligations, or any part thereof, shall not release or impair the lien, security interest, and other rights granted hereby, or affect the liability of any endorser or guarantor or improve the right of any junior lienholder; and this Deed of Trust, as well as any instrument given to secure any amendment, extension, renewal, or rearrangement of the Indebtedness or Obligations, or any part thereof, shall be and remain a first and prior lien, except as otherwise provided herein, on all of the Mortgaged Property not expressly released until the Indebtedness is fully paid and the Obligations are fully performed and discharged.

     Section 11.18 Headings. The Article, Section, and Subsection entitlements hereof are inserted for convenience of reference only and shall in no way alter, modify, or define, or be used in construing the text of such Articles, Sections, or Subsections,

     Section 11.19 Entire Agreement; Amendment. THIS DEED OF TRUST AND THE OTHER LOAN DOCUMENTS EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO. The provisions hereof and the other Loan Documents may be amended or waived only by an instrument in writing signed by Borrower and Lender.

     Section 11.20 Waiver of Right to Trial By Jury. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS DEED OF TRUST OR THE OTHER LOAN DOCUMENTS.

     Section 11.21 Counting of Days. The term "days" when used herein shall mean calendar days. If any time period ends on a Saturday, Sunday or holiday officially recognized by the state within which the Land is located (whether legal or religious in nature), the period shall be deemed to end on the next succeeding business day. The term "business day" or "Business Day" when used herein shall mean a weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in Dallas, Texas are authorized by law to be closed.

     Section 11.22 No Merger of Estates. So long as any part of the Indebtedness and the Obligations secured hereby remain unpaid and unperformed or undischarged, the fee and leasehold estates to the Mortgaged Property shall not merge but rather shall remain separate and distinct, notwithstanding the union of such estates either in Borrower, Lender, any lessee, or any third party purchaser or otherwise.

                            (SIGNATURE PAGE FOLLOWS)


DEED OF TRUST - Page 34

                                    EXHIBIT A

                                Land Description

BEING a 17,600 acre tract of land known as Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section an addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas, (D.R.D.C.T) and being that certain tract described in deed to Americana Foods Limited Partnership recorded in Volume 2000-086, Page 06317 Deed Records, Dallas County, Texas and being more particularly described by metes and bounds as follows;

BEGINNING at a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found in the West right of way line of Dan Morton Drive (64 feet wide) for the northeast corner of Lot 1, Block B/8023, Red Bird Industrial Park West, Eighth Section recorded in Volume 80189, Page 0003, Deed Records, Dallas County, Texas;

THENCE North 89 degrees 32 minutes 10 seconds West, passing at a distance of
476.45 feet a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found and continuing a total distance of 984.93 feet to a l/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for the northwest corner of said Lot 1, Block B/8023 and being in the East line of Block A/8023, Red Bird Industrial Park West, Third Section recorded in Volume 78042, Page 1087, Deed Records, Dallas County, Texas;

THENCE North 00 degrees 27 minutes 50 seconds East, along said East line of Block A/8023 a distance of 752.64 feet to a 5/8 inch iron rod found for the northeast corner of said Block A/8023 and being in the South right of way line of Kiest Boulevard (120 feet wide);

THENCE South 89 degrees 48 minutes 27 seconds East, along said South right of way line of Kiest Boulevard passing at a distance of 508.48 feet a 5/8 inch iron rod found and continuing a total distance of 1073.27 feet to a 5/8 inch iron square spike found for the northwest end of a corner clip at the intersection of said South right of way line of Kiest Boulevard and the West right of way line of Dan Morton Drive;

THENCE South 44 degrees 49 minutes 00 seconds East, along said corner clip a distance of 14.14 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and being the beginning of a curve to the right having a radius of 558.00 feet and a chord which bears South 12 degrees 18 minutes 34 seconds West 234.32 feet;

THENCE southerly along said West right of way line and through a central angle of 24 degrees 14 minutes 25 seconds and said curve to the right, an arc distance of 236.07 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and the beginning of a reverse curve to the left with a radius of 622.00 feet;

THENCE southerly along said West right of way line through a central angle of 24 degrees 41 minutes 35 seconds an arc distance of 268.07 feet to a 1/2 inch iron rod found for corner;

THENCE South 00 degrees 15 minutes 50 seconds East, along said West right of way line a distance of 257.92 to the point of beginning and containing 766,634 square feet or 17,600 acres of land.

The basis of bearing for this description is the plat of record, Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section an addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas.


EXHIBIT A, Land Description - Solo Page

                                    EXHIBIT B

                              Permitted Exceptions

     The following items are Permitted Exceptions to the extent they are valid and subsisting and affect the Mortgaged Property:

1. Thirty five foot building setback line over the North of subject property, as shown on the plat recorded in Volume 95059, Page 1413, Map Records, Dallas County, Texas, as shown on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

2. Twenty five building setback line over the East of subject property, as shown on the plat recorded in Volume 95059, Page 1413, Map Records, Dallas County, Texas, as shown on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

3. Twenty five foot easement granted to United Gas Pipeline Company recorded in Volume 74159, Page 1342, Deed Records, Dallas County, Texas, as noted on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

4. Easement granted by Vantage Properties, Inc. to State of Texas, dated July 11, 1975, filed for record on August 27, 1975 and recorded in Volume 75168, Page 2066, Deed Records, Dallas County, Texas, as shown on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

5. Easement granted by Vantage Properties, Inc. to Dallas Power & Light Company and Southwestern Bell Telephone Company, dated April 11, 1980, filed for record on April 25, 1980 and recorded in Volume 80084, Page 942, Deed Records, Dallas County, Texas, as noted on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

6. Easement granted by Americana Foods, Inc. to Dallas Power & Light Company, dated January 15, 1987, filed for record on August 3, 1987 and recorded in Volume 87148, Page 125, Deed Records, Dallas County, Texas, as shown on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

7. Easement granted by Americana Foods Limited Partnership to Texas Utilities Electric Company, dated August 15, 1995, filed for record on September 11, 1995 and recorded in Volume 95176, Page 4253, Deed Records, Dallas County, Texas, as noted on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

8. Terms, Conditions and Restrictions contained in City of Dallas Ordinance No. 20499, and recorded in Volume 89230, Page 436, Deed Records of Dallas County, Texas, as noted on survey prepared by David A. Vilbig, RPLS No. 3989, dated October 24, 2002.

9. Restrictive covenants of record in Volume 73196, Page 2047 and Volume 95088, Page 531, Deed Records of Dallas County, Texas.


EXHIBIT B, Permitted Exceptions - Solo Page

[SEAL]

                              ASSIGNMENT OF RENTS

     THIS ASSIGNMENT OF RENTS (this "Assignment") made effective as of the 19 day of November, 2002, by AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, organized under the laws of Texas having its address, location, mailing address and principal place of business at 3333 Dan Morton Drive, Dallas, Texas 95236, as assignor ("Borrower") to REGIONS BANK, an Alabama banking corporation, having an address at 1111 West Mockingbird, Dallas, Texas 75247, Attention: Commercial Real Estate Lending, as assignee ("Lender").

                                    RECITALS

     The following matters are true and correct, are a part of this Assignment, and form the basis for this Assignment:

     A. Borrower has executed the Note of even date herewith to Lender and is indebted to Lender in the principal amount of the Note.

     B.   The Note is secured by the Loan Documents.

     C. Borrower desires to absolutely and unconditionally assign the Rents to Lender.

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1 Definitions. As used in this Assignment, the following terms shall have the meanings set forth below:

     Debtor Relief Claims: All claims and rights to the payment of damages and other claims arising from any rejection by a Lessee of any Lease under the Debtor Relief Laws.

     Deed of Trust: The Deed of Trust dated as of the date hereof, executed by Borrower, as grantor, to Robert F. Strong, as trustee, for the benefit of Lender, as beneficiary, relating to the Mortgaged Property.

     Environmental Indemnity Agreement: The Environmental Indemnity Agreement of even date herewith executed by the Borrower in favor of Lender as amended from time to time.

     Environmental Laws shall have the meaning assigned to such term in the Environmental Indemnity Agreement.

     Hazardous Substances shall have the meaning assigned to such term in the Environmental Indemnity Agreement.

     Land: All that certain real property or interest therein situated in the County of Dallas, Texas, more particularly described in Exhibit A attached hereto and incorporated herein by this reference, together with all right, title, interest, and privileges of Borrower in and to (i) all streets, ways, roads, alleys, easements, rights-of-way, licenses, rights of ingress and egress, vehicle parking rights and public places, existing or proposed, abutting, adjacent, used in connection with or pertaining to such real property or the improvements thereon; (ii) any strips or gores of real property between such real property and abutting or adjacent properties; (iii) all water and water rights, timber and crops pertaining to such real estate; and (iv) all appurtenances and all reversions and remainders in or to such real property.

     Lease Guaranties: Collectively, all claims and rights under any and all lease guaranties, letters of credit and any other credit support (individually, a "Lease Guaranty", and collectively, the "Lease Guaranties") given to


ASSIGNMENT OF RENTS - Page 1

Borrower or any predecessor or successor of Borrower by any guarantor in connection with any of the Leases (individually, a "Lease Guarantor", and collectively, the "Lease Guarantors").

     Lease Rent Notice: A notice from Lender to any Lessee under the Leases that the License is terminated and each such Lessee under the Leases is instructed to pay directly to Lender all Rents due and to become due under the Leases and attorn in respect of all other obligations thereunder directly to Lender, without any obligation on the part of Lender to determine whether an Event of Default has in fact occurred.

     Lessee: Individually or collectively, a lessee or tenant under any of the Leases.

     License: A limited license, subject to termination of the License and the other terms and provisions hereof, to exercise and enjoy all incidences of the status of a lessor with respect to the Rents, including without limitation, the right to collect, demand, sue for, attach, levy, recover, and receive the Rents, and to give proper receipts, releases, and acquittances therefor.

     Loan: The $10,000,000,00 loan made by Lender to Borrower, evidenced by the Note and secured by the lien created by the Deed of Trust.

     Operating Expenses: All costs and expenses related to the ownership, operation, management, repair and leasing of the Mortgaged Property, including, without limitation, ground lease payments, costs and expenses associated with the operation of any parking garage, insurance charges and premiums, ad valorem taxes and other impositions, the costs of prevention of waste, ordinary repairs, maintenance, environmental audits, property management, security, normal fees paid to accountants, reasonable marketing and promotional expenses, reasonable legal expenses, and all costs related to compliance with applicable requirements of any Governmental Authority.

     Section 1.2 Additional Definitions. As used herein, the following terms shall have the following meanings:

          (a) "Hereof", "hereby", "hereto", "hereunder", "herewith", and similar terms mean of, by, to, under and with respect to, this Assignment or to the other documents or matters being referenced.

          (b) "Heretofore" means before, "hereafter" means after, and "herewith" means concurrently with, the date of this Assignment.

          (c) All pronouns, whether in masculine, feminine or neuter form, shall be deemed to refer to the object of such pronoun whether same is masculine, feminine or neuter in gender, as the context may suggest or require.

          (d) All terms used herein, whether or not defined in Section 1.1 hereof, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.

Terms used herein and not otherwise defined shall have the meaning assigned thereto as set forth in the Deed of Trust.

                                   ARTICLE II

                                   ASSIGNMENT

     Section 2.1 Assignment Property Assigned. Borrower intends and hereinafter does absolutely and unconditionally assign the following property, rights, interests and estates, whether now owned, or hereafter acquired (the "Assignment Property"):

          (a) Rents. Any and all Rents;


ASSIGNMENT OF RENTS - Page 2

          (b) Debtor Relief Claims. Any and all Debtor Relief Claims;

          (c) Lease Guaranties. Any and all Lease Guaranties;

          (d) Proceeds. All proceeds from any sale or other disposition of the Leases, the Rents, the Lease Guaranties and the Debtor Relief Claims;

          (e) Other Rights of Lessor. All rights, powers, privileges, options and other benefits of Borrower as lessor under the Leases and Lender under the Lease Guaranties, including without limitation the immediate and continuing right to make claim for, receive, collect and apply all Rents payable or receivable under the Leases and all sums payable under the Lease Guaranties or pursuant thereto (and to apply the same to the payment of the Indebtedness or the other Obligations).

          (f) Entry and Possession. The right, at Lender's option, upon revocation of the License, to enter upon the Mortgaged Property in person, by agent or by court-appointed receiver, to collect the Rents and enforce the Leases.

          (g) Power of Attorney. To the extent permitted by law, Borrower's irrevocable power of attorney, herein granted, coupled with an interest, to take any and all of the actions set forth is Section 6.1 of this Assignment and any or all other actions designated by Lender for the proper management and preservation of the Mortgaged Property.

          (h) Other Rights and Agreements. Any and all other rights of Borrower in and to the items set forth in this Section, and all amendments, modifications, replacements, renewals, extensions, supplements, restatements and substitutions thereof.

                                   ARTICLE III

                                  CONSIDERATION

     Section 3.1 Consideration. This Assignment is made in consideration of that certain Loan and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged and confessed.

                                   ARTICLE IV

                              GRANT AND ASSIGNMENT

     Section 4.1 Present Assignment. Borrower hereby absolutely and unconditionally GRANTS, BARGAINS, SELLS, and CONVEYS the Assignment Property unto Lender, in order to provide a source of future payment of the Indebtedness and the Obligations, subject only to the Permitted Exceptions applicable thereto and the License, it being the intention of Borrower and Lender that this conveyance be presently effective; TO HAVE AND TO HOLD the Assignment Property unto Lender, forever, and Borrower does hereby bind itself, its successors, and assigns to warrant and forever defend the title to the Assignment Property unto Lender against every person whomsoever lawfully claiming or to claim the same or any part thereof.

     Section 4.2 Limited License. Lender hereby grants to Borrower the License. Borrower hereby agrees to receive all Rents and hold the same as a trust fund to be applied, and to apply the Rents so collected, first to the payment of the Indebtedness, next to the performance and discharge of the Obligations, and next to the payment of Operating Expenses. Thereafter, Borrower may use the balance of the Rents collected in any manner consistent with the Loan Documents. Neither this Assignment nor the receipt of Rents by Lender (except to the extent, if any, that the Rents are actually applied to the Indebtedness by Lender upon and after such receipt) shall effect a pro tanto payment of the debt evidenced by the Indebtedness, and such Rents shall be applied as provided in this Section 4,2. Furthermore, and notwithstanding the provisions of this Section, no credit shall be given by Lender for any Rents until the money collected is actually received by Lender at its principal office in Dallas, Texas, or at such other place as Lender shall designate in writing, and no such credit shall be given for any Rents after


ASSIGNMENT OF RENTS - Page 3
termination of the License, after foreclosure or other transfer of the Mortgaged Property (or part thereof from which Rents are derived pursuant to this Assignment) to Lender or any other third party.

     Section 4.3 Notice to Lessees. Upon receipt from Lender of a Lease Rent Notice, each Lessee under the Leases is hereby authorized and directed to pay directly to Lender all Rents thereafter accruing and the receipt of Rents by Lender shall be a release of such Lessee to the extent of all amounts so paid. The receipt by a Lessee under the Leases of a Lease Rent Notice shall be sufficient authorization for such Lessee to make all future payments of Rents directly to Lender and each such Lessee shall be entitled to rely on the Lease Rent Notice and shall have no liability to Borrower for any Rents paid to Lender after receipt of the Lease Rent Notice. Rents so received by Lender for any period prior to foreclosure under this Assignment or acceptance of a deed in lieu of such foreclosure shall be applied by Lender to the payment of the following (in such order and priority as Lender shall determine): (a) all Operating Expenses; and all expenses incident to taking and retaining possession of the Mortgaged Property and/or collecting Rent as it becomes due and payable; and (b) the Indebtedness. In no event will the provisions of this Section 4.3 reduce the Indebtedness except to the extent, if any, that Rents are actually received by Lender and applied upon or after said receipt to such Indebtedness in accordance with the preceding sentence. Without impairing its rights hereunder, Lender may, at its option, at any time and from time to time, release to Borrower, Rents so received by Lender or any part thereof. As between Borrower and Lender, and any person claiming through or under Borrower, other than any Lessee under the Lease who has not received a Lease Rent Notice, this Assignment is intended to be absolute, unconditional and presently effective (and not an assignment for additional security), and the Lease "Rent Notice hereof is intended solely for the benefit of each such Lessee and shall never inure to the benefit of Borrower or any person claiming through or under Borrower, other than a Lessee who has not received such notice. It shall never be necessary for Lender to institute legal proceedings of any kind whatsoever to enforce the provisions of this Assignment with respect to Rents. BORROWER SHALL HAVE NO RIGHT OR CLAIM AGAINST ANY LESSEE FOR THE PAYMENT OF ANY RENTS TO LENDER HEREUNDER, AND BORROWER HEREBY INDEMNIFIES AND AGREES TO HOLD FREE AND HARMLESS EACH LESSEE FROM AND AGAINST ALL LIABILITY, LOSS, COST, DAMAGE OR EXPENSE SUFFERED OR INCURRED BY SUCH LESSEE BY REASON OF SUCH LESSEE'S COMPLIANCE WITH ANY DEMAND FOR PAYMENT OF RENTS MADE BY LENDER CONTEMPLATED BY THIS ASSIGNMENT.

     Section 4.4 Termination of Assignment. Upon payment in full of the Indebtedness and the delivery and recording of a release, satisfaction or discharge of the Deed of Trust duly executed by Lender, this Assignment shall become null and void and shall be of no further force and effect.

                                    ARTICLE V

                    WARRANTIES, REPRESENTATIONS AND COVENANTS

     Section 5.1 Warranties and Representations. Borrower hereby unconditionally warrants and represents to Lender that there are no existing Leases.

     Section 5.2 Covenants. Borrower hereby unconditionally covenants and agrees with Lender as follows:

          (a) Performance. Borrower shall observe, perform and discharge, duly and punctually, all and singular, the material obligations, terms, covenants, conditions and warranties of the Loan Documents and of the Leases; and Borrower shall give prompt notice to Lender of any failure on the part of Borrower to observe, perform and discharge the same.

          (b) Anticipation or Hypothecation of Rents. Borrower shall neither receive nor collect any Rents from any future Lessee for a period of more than one (1) month in advance (whether in cash or by evidence of indebtedness); nor pledge, transfer, mortgage or otherwise encumber or assign future payments of Rents; nor waive, excuse, condone, discount, setoff, compromise or in any manner release or discharge any Lessee under any Lease of and from any obligations, covenants, conditions and agreements to be kept, observed and performed by such Lessee, including the obligation to pay Rents thereunder, in the amount, manner and at the time and place specified therein; nor incur any indebtedness to any Lessee or guarantor


ASSIGNMENT OF RENTS - Page 4
     of any Lease, for borrowed monies or otherwise, which could ever be availed of as an offset against the Rents.

          (c) No Sublease or Assignment. Borrower shall not consent to any subletting of the Mortgaged Property or any part thereof, nor to any assignment of any Lease by any Lessee thereunder, nor to any assignment or further subletting of any sublease, without obtaining in each instance the prior written consent of Lender.

          (d) Delivery of Leases; Further Acts and Assurances. Until the Indebtedness and the Obligations have been paid in full and discharged, Borrower will deliver to Lender executed copies of all future Leases when executed upon all or any part of the Mortgaged Property and will transfer and assign future Leases upon the same terms and conditions as herein contained, and Borrower hereby covenants and agrees to make, execute and deliver to Lender, upon demand and at any time or times, any and all assignments and other documents and instruments, which Lender may deem advisable to carry out the true purpose and intent of this Assignment.

          (e) Security Deposits. Borrower shall hold all security deposits received pursuant to the Leases in an account separate from any and all other funds. From and after the occurrence of an Event of Default, and upon the written demand by Lender, Borrower shall pay to Lender any and all security deposits for which the lessor under the Leases shall be liable to the Lessees. Upon, but only to the extent of, receipt by Lender of such security deposits, Lender shall be responsible for and liable to such Lessees with respect to the security deposits.

                                   ARTICLE VI

                                    REMEDIES

     Section 6.1 Remedies of Lender.

          (a) Upon or at any time after the occurrence of an Event of Default. Borrower hereby agrees that Lender shall have the right (in its sole discretion) to terminate the License and give the Lessees under the Leases the Lease Rent Notice. All Rents collected by Lender shall be applied as provided for in Article VIII of the Deed of Trust; provided, however, that if the reasonable costs, expenses, and attorneys' fees shall exceed the amount of Rents collected, the excess shall be added to the Indebtedness, shall bear interest at the Default Rate, and shall be immediately due and payable. The entering upon and taking possession of the Mortgaged Property, the collection of Rents, and the application thereof as aforesaid shall not cure or waive any Event of Default or notice of default, if any, hereunder nor invalidate any act done pursuant to such notice. Failure or discontinuance by Lender, or Trustee on Lender's behalf, at any time or from time to time, to collect said Rents shall not in any manner impair the subsequent enforcement by Lender, or Trustee on Lender's behalf, of the right, power and authority herein conferred upon Lender. Nothing contained herein, nor the exercise of any right, power, or authority herein granted to Lender, or Trustee on Lender's behalf, shall be, or shall be construed to be, an affirmation by it of any tenancy, lease, or option, nor an assumption of liability under, nor the subordination of, the lien or charge of the Deed of Trust, to any such tenancy, lease, or option, nor an election of judicial relief, if any such relief is requested or obtained as to Leases or Rents, with respect to the Mortgaged Property or any collateral given by Borrower to Lender.

          (b) In addition, upon the occurrence of an Event of Default, Lender, at its option, may (i) complete any construction on the Mortgaged Property in such manner and form as Lender deems advisable; (ii) exercise all rights and powers of Borrower, including, without limitation, the right to enter into, negotiate, execute, cancel, enforce or modify Leases, obtain and evict tenants, and demand, sue for, collect and receive all Rents from the Mortgaged Property and all sums payable under the Assignment Property;
     (iii) either require Borrower to pay monthly in advance to Lender, or to any receiver appointed to collect the Rents, the fair and reasonable rental value for the use and occupancy of such part of the Mortgaged Property as may be in possession of Borrower, or require Borrower to vacate and surrender


ASSIGNMENT OF RENTS - Page 5
     possession of the Mortgaged Property to Lender or to such receiver and, in default thereof, Borrower may be evicted by summary proceedings or otherwise.

     Section 6.2 Other Remedies. Nothing contained in this Assignment and no act done or omitted by Lender pursuant to the power and rights granted to Lender hereunder shall be deemed to be a waiver by Lender of its rights and remedies under the Loan Documents and this Assignment is made and accepted without prejudice to any of the rights and remedies possessed by Lender under the terms thereof. The right of Lender to collect the Indebtedness and to enforce any security therefor held by it may be exercised by Lender either prior to, simultaneously with, or subsequent to any action taken by it hereunder. Borrower hereby absolutely, unconditionally and irrevocably waives any and all rights to assert any setoff, counterclaim or crossclaim of any nature whatsoever with respect to the obligations of Borrower under this Assignment, or otherwise with respect to the Loan in any action or proceeding brought by Lender to collect same, or any portion thereof, or to enforce and realize upon the lien and security interest created by any of the Loan Documents (provided, however, that the foregoing shall not be deemed a waiver of Borrower's right to assert any compulsory counterclaim if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of Borrower's right to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Lender in any separate action or proceeding).

     Section 6.3 Release of Security. Lender may take or release any security for the payment of the Indebtedness, may release any party primarily or secondarily liable therefor and may apply any security held by Lender to the reduction or satisfaction of the Indebtedness without prejudice to any of its rights under this Assignment.

     Section 6.4 Non-Waiver. The exercise by Lender of the rights granted it in
Section 6.1 of this Assignment and the collection of the Rents and other sums payable in relation to the Assignment Property and the application thereof as herein provided shall not be considered a waiver of any default by Borrower under the Leases, this Assignment or the Loan Documents. The failure of Lender to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Assignment. Borrower shall not be relieved of Borrower's obligations hereunder by reason of (a) the failure of Lender to comply with any request of Borrower or any other party to take any action to enforce any of the provisions hereof or of the Loan Documents, (b) the release regardless of consideration, of the whole or any part of the Mortgaged Property, or (c) any agreement or stipulation by Lender extending the time of payment or otherwise modifying or supplementing the terms of this Assignment, or any of the Loan Documents. Lender may resort for the payment of the Indebtedness to any security held by Lender in such order and manner as Lender, in its discretion, may elect. Lender may take any action to recover the Indebtedness, or any portion thereof, or to enforce any covenant hereof without prejudice to the right of Lender thereafter to enforce its rights under this Assignment. The rights of Lender under this Assignment shall be separate, distinct and cumulative and none shall be given effect to the exclusion of the others. No act of Lender shall be construed as an election to proceed under any one provision herein to the exclusion of any other provision.

                                   ARTICLE VII

                         FURTHER ASSURANCES/NO LIABILITY

     Section 7.1 Further Assurances. Borrower will, at the cost of Borrower, and without expense to Lender, do, execute, acknowledge and deliver all and every such further acts, conveyances, assignments, notices of assignments, transfers and assurances as Lender shall, from time to time, reasonably require for the better assuring, conveying, assigning, transferring and confirming unto Lender the property and rights hereby assigned or intended now or hereafter so to be, or which Borrower may be or may hereafter become bound to convey or assign to Lender, or for carrying out the intention or facilitating the performance of the terms of this Assignment or for filing, registering or recording this Assignment and, on demand, will execute and deliver and hereby authorizes Lender to execute in the name of Borrower to the extent Lender may lawfully do so, one or more, assignments, conveyances or transfers, to evidence more effectively the assignments or other agreements herein contained on the part of Borrower.

     Section 7.2 No Liability of Lender. This Assignment shall not be construed to be an assumption of, or to bind Lender to the performance of, any of the covenants, conditions or provisions contained in any Lease or


ASSIGNMENT OF RENTS - Page 6

Lease Guaranty or otherwise impose any obligation upon Leader. Lender shall not be liable for any loss sustained by Borrower resulting from Lender's failure to lease the Mortgaged Property, or any portion thereof, after an Event of Default or from any other act or omission of Lender in managing the Mortgaged Property after an Event of Default unless such loss is caused by the willful misconduct or gross negligence of Lender. This Assignment shall not operate to place any obligation or liability for the control, care, management or repair of the Mortgaged Property upon Lender, nor for the carrying out of any of the terms and conditions of the Leases or any Lease Guaranties; nor shall it operate to make Lender responsible or liable for any waste committed on the Mortgaged Property by the tenants or any other parties, or for any dangerous or defective condition of the Mortgaged Property, including without limitation the presence of any Hazardous Substances, or for any negligence in the management, upkeep, repair or control of the Mortgaged Property resulting in loss or injury or death to any tenant, licensee, employee or stranger.

     Section 7.3 BORROWER'S INDEMNITIES. BORROWER HEREBY AGREES TO INDEMNIFY AND HOLD LENDER AND ITS AGENTS, REPRESENTATIVES AND EMPLOYEES FREE AND HARMLESS FROM AND AGAINST ANY AND ALL LIABILITY, LOSS, COST, DAMAGE OR EXPENSE WHICH LENDER AND ITS AGENTS, REPRESENTATIVES AND EMPLOYEES MAY INCUR UNDER OR BY REASON OF THIS ASSIGNMENT OR IN RELATION TO THE ASSIGNMENT PROPERTY, OR FOR ANY ACTION TAKEN BY LENDER OR ITS AGENTS, REPRESENTATIVES OR EMPLOYEES HEREUNDER, OR BY REASON OR IN DEFENSE OF ANY AND ALL CLAIMS AND DEMANDS WHATSOEVER WHICH MAY BE ASSERTED AGAINST LENDER AND ITS AGENTS, REPRESENTATIVES AND EMPLOYEES ARISING OUT OF THE LEASES OR THE LEASE GUARANTIES, INCLUDING SPECIFICALLY, BUT WITHOUT LIMITATION, ANY CLAIM BY ANY LESSEE OF CREDIT FOR RENTS PAID TO AND RECEIVED BY BORROWER, BUT NOT DELIVERED TO LENDER OR ITS AGENTS, REPRESENTATIVES OR EMPLOYEES, FOR ANY PERIOD UNDER ANY LEASE MORE THAN ONE (1) MONTH IN ADVANCE OF THE DUE DATE THEREOF. IF LENDER OR ITS AGENTS, REPRESENTATIVES OR EMPLOYEES INCURS ANY SUCH LIABILITY, LOSS, COST, DAMAGE OR EXPENSE, THE AMOUNT THEREOF, INCLUDING REASONABLE ATTORNEYS FEES, WITH INTEREST THEREON AT THE DEFAULT RATE SPECIFIED IN THE NOTE, SHALL BE PAYABLE BY BORROWER TO LENDER IMMEDIATELY, WITHOUT DEMAND, AND SHALL BE SECURED BY ALL SECURITY FOR THE PAYMENT AND PERFORMANCE OF THE INDEBTEDNESS AND THE OBLIGATIONS, INCLUDING SPECIFICALLY, BUT WITHOUT LIMITATION, THE LIEN AND SECURITY INTEREST OF THE DEED OF TRUST.

     Section 7.4 No Mortgagee in Possession. Nothing herein contained shall be construed as constituting Lender a "mortgagee in possession" in the absence of the taking of actual possession of the Mortgaged Property by Lender. In the exercise of the powers herein granted Lender, no liability shall be asserted or enforced against Lender, all such liability being expressly waived and released by Borrower.

                                  ARTICLE VIII

                                 APPLICABLE LAW

     Section 8.1 Choice of Law. This Assignment shall be governed, construed, applied and enforced in accordance with the laws of the state in which the Mortgaged Property is located and applicable federal law. Borrower, for itself and its successors and assigns, hereby irrevocably (i) submits to the nonexclusive jurisdiction of the state and federal courts in Texas, (ii) waives, to the fullest extent permitted by law, any objection that it may now or in the future have to the laying of venue of any litigation arising out of or in connection with any Loan Document brought in the District Court of Dallas County, Texas, or in the United States District Court for the Northern District of Texas, Dallas Division, (iii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum, and (iv) agrees that any legal proceeding against any party to any Loan Document arising out of or in connection with any of the Loan Documents may be brought in one of the foregoing courts. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower of with respect to any of Borrower's property in courts in other jurisdictions. The scope of each of the foregoing waivers is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Borrower acknowledges that these waivers are a


ASSIGNMENT OF RENTS - Page 7
material inducement to Lender's agreement to enter into agreements and obligations evidenced by the Loan Documents, that Lender has already relied on these waivers and will continue to rely on each of these waivers in related future dealings. The waivers in this Section are irrevocable, meaning that they may not be modified either orally or in writing, and these waivers apply to any future renewals, extensions, amendments, modifications, or replacements in respect of the applicable Loan Document.

     Section 8.2 Provisions Subject to Applicable Law. All rights, powers and remedies provided in this Assignment may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of law and are intended to be limited to the extent necessary so that they will not render this Assignment invalid, unenforceable or not entitled to be recorded, registered or filed under the provisions of any applicable laws.

                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS

     Section 9.1 Notices. All notices required or permitted hereunder shall be given as provided in the Deed of Trust.

     Section 9.2 Headings, Etc. The headings and captions of various paragraphs of this Assignment are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

     Section 9.3 Sole Discretion of Lender. Wherever pursuant to this Assignment
(a) Lender exercises any right given to it to approve or disapprove, (b) any arrangement or term is to be satisfactory to Lender, or (c) any other decision or determination is to be made by Lender, the decision of Lender to approve or disapprove, all decisions that arrangements or terms are satisfactory or not satisfactory and all other decisions and determinations made by Lender, shall be in the sole reasonable discretion of Lender, except, as may be otherwise expressly and specifically provided herein.

     Section 9.4 Costs and Expenses of Borrower. Wherever pursuant to this Assignment it is provided that Borrower pay any costs and expenses, such costs and expenses shall include, but not be limited to, reasonable legal fees and disbursements of Lender, whether with respect to retained firms, the reimbursement of the expenses for in-house staff or otherwise.

     Section 9.5 Survival of Obligations. Each and all of the provisions of this Assignment shall survive the execution and delivery of the Loan Documents and the consummation of the Loan and shall continue in full force and effect until the termination of this Assignment; provided, however, that nothing contained in this Section shall limit the obligations of Borrower as otherwise set forth herein.

     Section 9.6 Further Assurances. Borrower, upon the request of Lender, will execute, acknowledge, deliver and record and/or file such further instruments and do such further acts as may be necessary, desirable or proper to carry out more effectively the purpose of this Assignment and the Leases, including specifically, but without limitation, any renewals, substitutions, replacements, modifications or amendments to the Leases.

     Section 9.7 Recording and Filing. Borrower will cause the Assignment (requested by Lender) and all amendments and supplements thereto and substitutions therefor to be recorded, filed, re-recorded and refiled in such manner and in such places as Lender shall reasonably request, and will pay all such recording, filing, re-recording and refiling taxes, fees and other charges.

     Section 9.8 ENTIRE AGREEMENT; AMENDMENT. THIS ASSIGNMENT AND THE LOAN DOCUMENTS EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES


ASSIGNMENT OF RENTS - Page 8

HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO. THE PROVISIONS HEREOF AND THE OTHER LOAN DOCUMENTS MAY BE AMENDED OR WAIVED ONLY BY AN INSTRUMENT IN WRITING SIGNED BY BORROWER AND LENDER.

     This Assignment, together with the covenants and warranties therein contained, shall inure to the benefit of Lender and any subsequent holder of the Note and shall be binding upon Borrower, its successors and assigns and any subsequent owner of the Mortgaged Property.

                            [SIGNATURE PAGE FOLLOWS]


ASSIGNMENT OF RENTS - Page 9

     EXECUTED to be effective as of the date first written above.

                                       BORROWER:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership

                                       By: AF SUB CORP., a Delaware corporation,
                                           its General Partner


                                       By: /s/ Dudley Mecum
                                           -------------------------------------
                                           Name: Dudley C. Mecum
                                           Title: President

STATE OF New York  Section
                   Section
COUNTY OF New York Section

     This instrument was ACKNOWLEDGED before me on November 19, 2002, by Dudley
C. Mecum, the President AF SUB CORP., a Delaware corporation, the general partner of AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, on behalf of said corporation and limited partnership.


[SEAL]                                 /s/ Keira McCarthy
                                       -----------------------------------------
                                       Notary Public, State of New York

My Commission Expires:                 Keira McCarthy
October 15, 2006                       Printed Name of Notary Public

                                                      KEIRA McCARTHY
                                             NOTARY PUBLIC, State of New York
                                                      No.01MC8081852
                                               Qualified in New York County
                                              Commission Expires Oct. 15, 2006

ASSIGNMENT OF RENTS - Signature Page

                                    EXHIBIT A

                            Legal Description of Land

BEING a 17,600 acre tract of land known as Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section an addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas, (D.R.D.C.T) and being that certain tract described in deed to Americana Foods Limited Partnership recorded in Volume 2000-086, Page 06317 Deed Records, Dallas County, Texas and being more particularly described by metes and bounds as follows;

BEGINNING at a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found in the West right of way line of Dan Morton Drive (64 feet wide) for the northeast corner of Lot 1, Block B/8023, Red Bird Industrial Park West, Eighth Section recorded in Volume 80189, Page 0003, Deed Records, Dallas County, Texas;

THENCE North 89 degrees 32 minutes 10 seconds West, passing at a distance of
476.45 feet a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found and continuing a total distance of 984.93 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for the northwest corner of said Lot 1, Block B/8023 and being in the East line of Block A/8023, Red Bird Industrial Park West, Third Section recorded in Volume 78042, Page 1087, Deed Records, Dallas County, Texas;

THENCE North 00 degrees 27 minutes 50 seconds East, along said East line of Block A/8023 a distance of 752.64 feet to a 5/8 inch iron rod found for the northeast corner of said Block A/8023 and being in the South right of way line of Kiest Boulevard (120 feet wide);

THENCE South 89 degrees 48 minutes 27 seconds East, along said South right of way line of Kiest Boulevard passing at a distance of 508.48 feet a 5/8 inch iron rod found and continuing a total distance of 1073.27 feet to a 5/8 inch iron square spike found for the northwest end of a corner clip at the intersection of said South right of way line of Kiest Boulevard and the West right of way line of Dan Morton Drive;

THENCE South 44 degrees 49 minutes 00 seconds East, along said corner clip a distance of 14.14 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and being the beginning of a curve to the right having a radius of 558.00 feet and a chord which bears South 12 degrees 18 minutes 34 seconds West 234.32 feet;

THENCE southerly along said West right of way line and through a central angle of 24 degrees 14 minutes 25 seconds and said curve to the right, an arc distance of 236.07 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and the beginning of a reverse curve to the left with a radius of 622.00 feet;

THENCE southerly along said West right of way line through a central angle of 24 degrees 41 minutes 35 seconds an arc distance of 268.07 feet to a 1/2 inch iron rod found for corner;

THENCE South 00 degrees 15 minutes 50 seconds East, along said West right of way line a distance of 257.92 to the point of beginning and containing 766,634 square feet or 17,600 acres of land.

The basis of bearing for this description is the plat of record, Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section an addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas.


EXHIBIT A, Legal Description of Land - Solo Page

                        ENVIRONMENTAL INDEMNITY AGREEMENT

     This ENVIRONMENTAL INDEMNITY AGREEMENT (this "Agreement") is executed effective as of November 19, 2002, by AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership corporation ("Indemnitor") for the benefit of REGIONS BANK, an Alabama banking corporation ("Lender").

                             INTRODUCTORY PROVISIONS

     The following provisions are true and correct, are a part of this Agreement, and form the basis for this Agreement:

     A. Lender is making a loan ("Loan") to Indemnitor under and pursuant to the terms and provisions of those certain loan documents between Lender and Borrower of even date herewith and evidenced by that certain Term Promissory Note (the "Note") executed by Indemnitor and payable to the order of Lender in the original principal amount of TEN MILLION AND NO/100 DOLLARS ($10,000,000.00), secured, inter alia, by that certain Deed of Trust (the "Deed of Trust") which Indemnitor has executed and delivered to Robert F. Strong, as Trustee ("Trustee"), for the benefit of Lender, covering certain real property ("Land") described in Exhibit A attached hereto, together with the Improvements located thereon and certain Personalty described in the Deed of Trust (the Land, together with said Improvements, Personalty and other property described in the Deed of Trust being referred to herein as the "Mortgaged Property"); and

     B. As a material inducement in order for Lender to make the Loan to Indemnitor, Indemnitor has agreed to execute and deliver this Agreement to and for the benefit of Lender.

     NOW, THEREFORE, for and in consideration of the making of the Loan by Lender to Indemnitor, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Indemnitor hereby agrees as follows:

                                    AGREEMENT

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

          Customary Complying Substances: Hazardous substances customarily used in connection with the occupancy, use, operation, or maintenance of the Mortgaged Property in amounts and stored, transported, disposed of and used in a manner that do not violate Environmental Laws, as shown on Schedule 1 hereto.

          Environmental Laws: Any federal, state, or local law, statute, ordinance, or regulation, whether now or hereafter in effect, pertaining to health, industrial hygiene, or the environmental conditions on, under, or about the Mortgaged Property, including without limitation, the following, as now or hereafter amended: Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), 42 U.S.C. Section 9601 et seq.; Resource, Conservation and Recovery Act ("RCRA"), 42 U.S.C.
     Section 6901 et seq. as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), Pub. L. 99-499, 100 Stat. 1613; the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq.; Emergency Planning and Community Right to Know Act of 1986 ("EPCRA"), 42 U.S.C. Section 11001 et seq.; Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq.; Federal Water Pollution Control Act ("FWPCA"), 33 U.S.C. Section 1251 et seq.; and any corresponding state laws or ordinances including but not limited to the Texas Water Code ("TWC") Section 26.001 et seq; Texas Health & Safety Code ("THSC") Section 361.001 et seq.; and


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 1 regulations, rules, guidelines, or standards promulgated pursuant to such laws, statutes and regulations, as such statutes, regulations, rules, guidelines, and standards are amended from time to time.

          Environmental Report: A detailed review of the environmental condition of the Mortgaged Property in scope satisfactory to Lender by an environmental consulting firm approved in advance by Lender.

          Existing Environmental Report: Collectively, that certain Phase I Environmental Site Assessment dated September 6, 2002, and prepared by Aqua Terra Assessments.

          Hazardous Substances: Any substance, product, waste, or other material which is or becomes listed, regulated, or addressed as being a toxic, hazardous, polluting, or similarly harmful substance under any Environmental Law, including without limitation: (i) any substance included within the definition of "hazardous waste" pursuant to Section 1004 of RCRA; (ii) any substance included within the definition of "hazardous substance" pursuant to Section 101 of CERCLA; (iii) any substance included within (a) the definition of "regulated substance" pursuant to Section 26.342(11) of TWC; or (b) the definition of "hazardous substance" pursuant to Section 361.003(11) of THSC; (iv) asbestos; (v) polychlorinated biphenyls; (vi) petroleum products; (vii) ammonia; (viii) underground storage tanks, whether empty, filled or partially filled with any substance; (ix) any radioactive materials, urea formaldehyde foam insulation or radon; (x) any substance included within the definition of "waste" pursuant to Section 30.003(b) of TWC or "pollutant" pursuant to
     Section 26.001(13) of TWC; and (xi) any other chemical, material or substance, the exposure to which is prohibited, limited or regulated by any Governmental Authority on the basis that such chemical, material or substance is toxic, hazardous or harmful to human health or the environment. The term "Hazardous Substances" shall not include those chemicals at the Mortgaged Property which are kept in de minimis quantities (5 gallons or less), properly containerized and labeled for retail use, and utilized according to label instructions for general maintenance purposes.

          Hazardous Substances Contamination: The contamination (whether presently existing or hereafter occurring) of the improvements, facilities, soil, groundwater, surface water, air or other elements on or of the Mortgaged Property by Hazardous Substances, or the contamination of the buildings, facilities, soil, groundwater, surface water, air or other elements on or of any other property as a result of Hazardous Substances at any time (whether before or after the date of the Deed of Trust) emanating from the Mortgaged Property.

          Loan Documents: This Agreement, the Loan Agreement, the Revolving Note, the Term Note, the Deed of Trust, the Security Agreement, the Pledge Agreement, the Assignment of Rents, and other instruments, documents, and agreements executed and delivered pursuant to or in connection with this Agreement, as such instruments, documents, and agreements may be amended, modified, renewed, restated, extended, supplemented, replaced, consolidated, substituted, or otherwise changed from time to time.

All terms not defined in this Agreement shall have the same meanings as given them in the Loan Documents.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

     Indemnitor unconditionally represents and warrants to Lender as follows:

     Section 2.1 No Hazardous Substances. The Mortgaged Property does not contain any Hazardous Substances other than Customary Complying Substances, and the Mortgaged Property is not affected by any Hazardous Substances Contamination.


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 2

     Section 2.2 No Violation of Law. The Mortgaged Property and the operations conducted thereon do not violate any applicable law, statute, ordinance, rule, regulation, order, or determination of any Governmental Authority or any Environmental Laws.

     Section 2.3 Permits and Licenses. All notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed in connection with the ownership, operation, or use of the Mortgaged Property, including, without limitation, the past or present generation, treatment, storage, disposal, or release of any Hazardous Substances into the environment, have been duly obtained or filed.

     Section 2.4 No Hazardous Substances. Neither Indemnitor nor, to the best knowledge of Indemnitor, any other person, including, but not limited, to any predecessor owner, tenant, licensee, occupant, user, or operator of all or any portion of the Mortgaged Property, has ever undertaken, caused, permitted, authorized, or suffered the presence, use, manufacture, handling, generation, transportation, storage, treatment, discharge, release, burial, or disposal on, under, from or about the Mortgaged Property of any Hazardous Substances or the transportation to or from the Mortgaged Property of any Hazardous Substances.

     Section 2.5 Adjoining Property. To Indemnitor's knowledge, no property adjoining the Mortgaged Property is or has ever been used for the disposal, storage, treatment, processing, manufacturing or other handling of Hazardous Substances, nor, to Indemnitor's knowledge, is any other property adjoining the Mortgaged Property affected by Hazardous Substances Contamination.

     Section 2.6 No Right to Lien. Neither Indemnitor nor, to the best knowledge of Indemnitor, any other person, including, but not limited, to any predecessor owner, tenant, licensee, occupant, user, or operator of all or any portion of the Mortgaged Property, has ever undertaken, caused, permitted, authorized, or suffered the presence, use, manufacture, handling, generation, transportation, storage, treatment, discharge, release, burial, or disposal of any Hazardous Substances on, under, from or about any other real property, all or any portion of which is legally or beneficially owned (or any interest or estate therein which is owned) by Indemnitor in any jurisdiction now or hereafter having in effect a so-called "superlien" law or ordinance or any part thereof, the effect of which law or ordinance would be to create a lien on the Mortgaged Property to secure any obligation in connection with the "superlien" law of such other jurisdiction.

     Section 2.7 No Investigations. To Indemnitor's knowledge, no inquiry, investigation, administrative order, consent order and agreement, litigation or settlement is proposed, threatened, anticipated or in existence with respect to any allegations that there has been, there is currently, or there is a threat of a presence, release, threat of release, or placement of any Hazardous Substances on, under, from or about the Mortgaged Property, or the manufacture, handling, generation, transportation, storage, treatment, discharge, burial, or disposal of any Hazardous Substances on, under, from or about the Mortgaged Property, or the transportation of any Hazardous Substances to or from the Mortgaged Property. Indemnitor has not received any notice, and has no actual or constructive knowledge, that any Governmental Authority or private third party has determined, or threatens to determine, or is investigating any allegations that there has been, there is currently, or there is a threat of a presence, release, threat of release, or placement of any Hazardous Substances on, under, from or about the Mortgaged Property, or the manufacture, handling, generation, transportation, storage, treatment, discharge, burial, or disposal of any Hazardous Substances on, under, from or about the Mortgaged Property, or the transportation of any Hazardous Substances to or from the Mortgaged Property.

     Section 2.8 No Release, Etc. Indemnitor has taken all steps reasonably necessary to determine that no Hazardous Substances have been generated, treated, placed, held, located, or otherwise released on, under, from, or about the Mortgaged Property.


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 3

                                   ARTICLE III

                                    COVENANTS

     Indemnitor unconditionally covenants that and agrees with Lender as follows:

     Section 3.1 No Hazardous Substances. Other than Customary Complying Substances, Indemnitor will not (a) use (or permit any tenant to use) any of its properties or assets for the handling, processing, storage, transportation, or disposal of any Hazardous Material, (b) generate any Hazardous Material, (c) conduct any activity that is likely to cause a Release or threatened Release of any Hazardous Material, or (d) otherwise conduct any activity or use any of its properties or assets in any manner that is likely to violate any Environmental Law or create any Environmental Liabilities for which Indemnitor would be responsible.

     Section 3.2 Compliance with Environmental Laws. Indemnitor will keep and maintain the Mortgaged Property in compliance with, and shall not cause or permit the Mortgaged Property to be in violation of, any Environmental Law.

     Section 3.3 Notice of Proceedings. Indemnitor will give prompt written notices to Lender of: (i) any proceeding or inquiry by any governmental or nongovernmental entity or person with respect to the presence of any Hazardous Substances on, under, from or about the Mortgaged Property; the migration thereof from or to other property; the disposal, storage, or treatment of any Hazardous Substances generated or used on, under or about the Mortgaged Property; (ii) all claims made or threatened by any third party against Indemnitor or the Mortgaged Property or any other owner or operator, including a tenant, of the Mortgaged Property relating to any loss or injury resulting from any Hazardous Substances; and (iii) Indemnitor's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Mortgaged Property that could cause the Mortgaged Property or any part thereof to be subject to any investigation or cleanup pursuant to any Environmental Laws.

     Section 3.4 Lenders Rights. Indemnitor will permit Lender to join and participate in, as a party if it so elects, any legal proceedings or actions initiated with respect to the Mortgaged Property in connection with any Environmental Laws or Hazardous Substances, and Indemnitor shall pay all reasonable attorneys' fees incurred by Lender in connection therewith.

     Section 3.5 Remedial Work. If any Remedial Work (as defined herein) is reasonably necessary or desirable, Indemnitor shall commence and thereafter diligently prosecute to completion all such Remedial Work within thirty (30) days after written demand by Lender for performance thereof (or such shorter period of time as may be required under any Environmental Laws). All Remedial Work shall be performed by contractors approved in advance by Lender, and under the supervision of a consulting engineer approved by Lender. Lender shall be provided a copy of all Environmental Reports prepared after discovery of the reasonable necessity to perform Remedial Work immediately upon receipt thereof by Indemnitor, and shall be copied on all correspondence with any Governmental Authority regarding the Hazardous Substances Contamination and/or the Remedial Work. All costs and expenses of such Remedial Work shall be paid by Indemnitor including, without limitation, Lender's reasonable attorneys' fees and out-of-pocket costs incurred in connection with monitoring or review of such Remedial Work. In the event Indemnitor shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Remedial Work, Lender may, but shall not be required to, cause such Remedial Work to be performed, and all costs and expenses thereof, or incurred in connection therewith, shall become part of the Indebtedness (as defined in the Deed of Trust).

     Section 3.6 Monitoring System. In the event that Lender acquires knowledge or receives notice that any Hazardous Substance (other than Customary Complying Substances) or Hazardous Substances Contamination exists in, on or under the Mortgaged Property, upon Lender's written request thereof, Indemnitor will establish and maintain, at Indemnitor's sole expense, a system to assure and monitor continued compliance with Environmental Laws and the exclusion of Hazardous Substances from the Mortgaged Property, by any and all owners or operators, including tenants, of the Mortgaged Property, which system shall include annual reviews of such compliance by employees or agents of Indemnitor who are familiar with the requirements of the Environmental Laws and, at the request of Lender no more than once each year, an Environmental Report which shall allow reliance thereon by Lender; provided, however, that if any Environmental Report indicates any violation of any Environmental Laws or


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 4 a need for further investigative or remedial work ("Remedial Work"), (i) such system shall include at the request of Lender for detailed reviews of the status of such violation and/or the conducting of such further investigations ("Supplemental Reports") by the environmental consulting firm approved by Lender, and (ii) Lender may require the preparation of all Environmental Reports as may be determined by Lender to be reasonably necessary. Indemnitor shall furnish an Environmental Report or such Supplemental Reports to Lender within sixty (60) days after Lender so requests, together with such additional information as Lender may reasonably request.

                                   ARTICLE IV

                                EVENTS OF DEFAULT

     The term "Event of Default", as used herein, shall mean the occurrence at any time and from time to time, of any one or more of the following:

     Section 4.1 Existence of Contamination. If either Indemnitor or Lender acquires knowledge or receives notice that Hazardous Substances or Hazardous Substances Contamination exists in, on, about or under any of the Mortgaged Property, and Indemnitor fails, within thirty (30) days after acquisition of such knowledge or of such notice, (i) to notify Lender thereof in accordance with Section 3.3 and 9.3 of this Agreement; and (ii) to commence and thereafter diligently prosecute to completion any necessary remedial actions in compliance with Environmental Laws.

     Section 4.2 Breach of Representation. If any representation or warranty contained herein shall be false or misleading, or erroneous in any material respect.

                                    ARTICLE V

                                    REMEDIES

     If a Default or an Event of Default shall occur, Lender may, at Lender's sole election and by or through Trustee or otherwise, exercise any or all of the following:

     Section 5.1 Acceleration. Declare all unpaid amounts under the Note and any other unpaid portion of the Indebtedness immediately due and payable, without further notice, presentment, protest, demand or action of any nature whatsoever (each of which is hereby expressly waived by Indemnitor), whereupon the same shall become immediately due and payable.

     Section 5.2 Remedies Under Loan Documents. Exercise any and all other rights, remedies and recourses granted under the Loan Documents or as may be now or hereafter existing in equity or at law, by virtue of statute or otherwise, including actions for damages and specific performance.

                                   ARTICLE VI

                                SITE ASSESSMENTS

     If Lender shall ever have reason to believe that there are Hazardous Substances or Hazardous Substances Contamination affecting any of the Mortgaged Property, Lender (by its officers, employees and agents) at any time and from time to time, either prior to or after the occurrence of an Event of Default, may contract for the services of persons (the "Site Reviewers") to perform environmental site assessments ("Site Assessments") on the Mortgaged Property for the purpose of determining whether there exists on the Mortgaged Property any environmental condition which could result in any liability, cost or expense to the owner, occupier or operator of such Mortgaged Property arising under any Environmental Law. The Site Assessments may be performed at any time or times, upon reasonable notice, and under reasonable conditions established by Indemnitor which do not impede the performance of the Site Assessments. The Site Reviewers are hereby authorized to enter upon the Mortgaged Property for such purposes. The Site Reviewers are further authorized to perform both above and below the ground testing for environmental damage or the presence of any Hazardous Substances on the Mortgaged Property, and such other


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 5 tests on the Mortgaged Property as may be reasonably necessary to conduct the Site Assessments in the reasonable opinion of the Site Reviewers. Indemnitor will supply to the Site Reviewers such historical and operational information regarding the Mortgaged Property as may be reasonably requested by the Site Reviewers to facilitate the Site Assessments and will make available for meetings with the Site Reviewers appropriate personnel having knowledge of such matters. On request, Lender shall make the results of such Site Assessments fully available to Indemnitor, which (prior to an Event of Default) may at its election participate under reasonable procedures in the direction of such Site Assessments and the description of tasks of the Site Reviewers. The cost of performing such Site Assessments shall be paid by Indemnitor upon demand of Lender and any such obligations shall be Indebtedness secured by the Deed of Trust and shall be payable by Indemnitor upon demand.

                                   ARTICLE VII

                                 INDEMNIFICATION

     Regardless of whether any Site Assessments are conducted hereunder, Indemnitor shall, jointly and severally, protect, indemnify, and hold harmless Trustee and Lender, their respective parents, subsidiaries, directors, officers, employees, representatives, agents, successors, and assigns from and against any and all loss, damage, costs, expense, action, causes of action, or liability (including reasonable attorneys' fees and costs) directly or indirectly arising from or attributable to the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal, or presence of any Hazardous Substances on, under, about or from the Mortgaged Property, whether existing or not existing and whether known or unknown at the time of the execution hereof and regardless of whether or not caused by, or within the control of Indemnitor, including without limitation (i) damages for personal injury, or injury to Mortgaged Property, neighboring properties, or natural resources occurring upon or off the Mortgaged Property, foreseeable or unforeseeable, including, without limitation, the cost of demolition and rebuilding of any improvements on the Land, interest and penalties; (ii) the costs of any required or necessary environmental investigation or monitoring, any repair, cleanup, or detoxification of the Mortgaged Property and any neighboring properties, and the preparation and implementation of any closure, remedial, or other required plans including fees incurred for attorneys, consultants, contractors, experts and laboratories; and (iii) liability to any third person or any governmental authority to indemnify such person or governmental authority for cost expended in connection with the items referenced in subparagraph (ii) immediately above. This covenant and the indemnity contained herein shall survive the release of the lien of the Deed of Trust, or the extinguishment of the lien of the Deed of Trust by foreclosure or action in lieu thereof and shall continue in effect so long as a valid claim may be lawfully asserted against Lender.

                                  ARTICLE VIII

                  LENDER'S RIGHT TO REMOVE HAZARDOUS MATERIALS

     Lender shall have the right but not the obligation, without in any way limiting Lender's other rights and remedies under the Loan Documents, to enter onto the Mortgaged Property or to take such other actions as it deems necessary or advisable to clean up, remove, resolve or minimize the impact of, or otherwise deal with, any Hazardous Substances or Hazardous Substances Contamination on the Mortgaged Property following receipt of any notice from any person or entity asserting the existence of any Hazardous Substances or Hazardous Substances Contamination pertaining to the Mortgaged Property or any part thereof which, if true, could result in an order, notice, suit, imposition of a lien on the Mortgaged Property or other action and/or which, in Lender's reasonable opinion, could jeopardize Lender's security under the Loan Documents; provided, however, Lender shall have no right to proceed with any of the rights granted to it in this paragraph until Lender has provided Indemnitor with written notice of Lender's intent to take any of the actions described in this paragraph and Indemnitor fails to commence within thirty (30) days following Indemnitor's receipt of such notice and diligently proceeds thereafter to complete all action necessary to clean-up, remove or resolve any of the foregoing. All reasonable costs and expenses paid or incurred by Lender in the exercise of any such rights shall be included in the Indebtedness secured by the Loan Documents and shall be payable by Indemnitor upon demand.


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 6

                                   ARTICLE IX

                                  MISCELLANEOUS

     Section 9.1 No Exculpation. This Agreement shall not be subject to any exculpation, non-recourse or other limitation of liability provisions in the Loan Documents, and Indemnitor acknowledges that Indemnitor's obligations under this Agreement are joint, several and unconditional, and are not limited by any such exculpation, non-recourse or similar limitation of liability provisions, if any, in the Loan Documents.

     Section 9.2 Reimbursable Costs. Those costs, damages, liabilities, losses, claims, expenses (including reasonable attorneys' fees and expenses) for which Lender is indemnified hereunder shall be reimbursable to Lender after being paid by Lender, and Indemnitor shall pay such costs, expenses, damages, liabilities, losses, claims, expenses (including reasonable attorneys' fees and expenses) to Lender within ten (10) days after notice from Lender itemizing the amounts paid to the date of such notice. In addition to any remedy available for failure to periodically pay such amounts, such amounts shall thereafter bear interest at the Default Rate. Payment by Lender shall not be a condition precedent to the obligations of Indemnitor under this Agreement.

     Section 9.3 Notices. Any notice, communication, request or other documents or demand permitted or required hereunder shall be in writing and given in accordance with the provisions of the Deed of Trust.

     Section 9.4 Governing Law. This Agreement is executed and delivered as an incident to a lending transaction negotiated and consummated in Dallas County, Texas, and shall be governed by and construed in accordance with the laws of the State of Texas, applicable to contracts made and to be performed in Texas provided, however, that either federal law or, to the extent federal law does not apply, the law of the situs of the Mortgaged Property shall be applied to determine the compliance of the Mortgaged Property with environmental laws. Indemnitor, for itself and its successors and assigns, hereby irrevocably (i) submits to the nonexclusive jurisdiction of the state and federal courts in Texas, (ii) waives, to the fullest extent permitted by law, any objection that it may now or in the future have to the laying of venue of any litigation arising out of or in connection with any Loan Document brought in the District Court of Dallas County, Texas, or in the United States District Court for the District and Division thereof located in Dallas County, Texas, (iii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum, and (iv) agrees that any legal proceeding against any party to any Loan Document arising out of or in connection with any of the Loan Documents may be brought in one of the foregoing courts. Indemnitor agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified in the Deed of Trust. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Indemnitor or with respect to any of Indemnitor's property in courts in other jurisdictions. The scope of each of the foregoing waivers is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Indemnitor acknowledges that these waivers are a material inducement to Lender's agreement to enter into agreements and obligations evidenced by the Loan Documents, that Lender has already relied on these waivers and will continue to rely on each of these waivers in related future dealings. The waivers in this section are irrevocable, meaning that they may not be modified either orally or in writing, and these waivers apply to any future renewals, extensions, amendments, modifications, or replacements in respect of the applicable Loan Document. In connection with any litigation, this Agreement may be filed as a written consent to a trial by the court.

     Section 9.5 Waiver of Acceptance. Indemnitor waives any acceptance of this Agreement by Lender.

     Section 9.6 No Waiver. The failure of any party to enforce any right or remedy hereunder, or to promptly enforce any such right or remedy, shall not constitute a waiver thereof nor give rise to any estoppel against such party, nor excuse any of the parties from their obligations hereunder. Any waiver of such right or remedy must be in writing and signed by the party to be bound. This Agreement is subject to enforcement at law and/or equity, including actions for damages and/or specific performance.


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 7

     Section 9.7 Time of Essence. Time is of the essence in the performance of the terms, conditions and covenants herein contained.

     Section 9.8 Survival. This Agreement shall be deemed to be continuing in nature and shall remain in full force and effect and shall survive any exercise of any remedy by Lender under the Loan Documents, including foreclosure of the liens of the Loan Documents (or deed in lieu thereof), even if, as part of such foreclosure or deed in lieu of foreclosure, the Indebtedness is satisfied in full.

     Section 9.9 WAIVER OF RIGHT TO TRIAL BY JURY. INDEMNITOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF THIS AGREEMENT OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

                            [SIGNATURE PAGE FOLLOWS]


ENVIRONMENTAL INDEMNITY AGREEMENT - Page 8

     EXECUTED to be effective as of the date first written above,

                                       INDEMNITOR:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership

                                       By: AF SUB CORP., a Delaware corporation,
                                           its General Partner


                                       By: /s/ Dudley Mecum
                                           -------------------------------------
                                           Name: Dudley C. Mecum
                                           Title: President

STATE OF New York  Section
                   Section
COUNTY OF New York Section

     This instrument was ACKNOWLEDGED before me on November 19, 2002, by Dudley
C. Mecum, the President AF SUB CORP., a Delaware corporation, the general partner of AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, on behalf of said corporation and limited partnership.

[SEAL]

                                                Keira McCarthy
My Commission Expires:                          Notary Public, State of New York
October 15, 2006
                                                Keira McCarthy
                                                Printed Name of Notary Public

                                                         KEIRA McCARTHY
                                                NOTARY PUBLIC, State of New York
                                                        No. 01MC8081852
                                                  Qualified in New York County
                                                Commission Expires Oct. 15, 2006

ENVIRONMENTAL INDEMNITY AGREEMENT - Signature Page

                                   SCHEDULE 1

                         Customary Complying Substances

Ammonia used as refrigerant in the freezers.


SCHEDULE 1 - Customary Complying Substances - Solo Page

                               SECURITY AGREEMENT

     THIS SECURITY AGREEMENT (this "Agreement"), dated as of November 19, 2002, is by and between AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership (the "Debtor"), REGIONS BANK, an Alabama banking corporation (the "Lender").

                                    RECITALS:

     A. Debtor and Lender desire to enter into that certain Loan Agreement dated as of the date hereof (as the same may be amended, restated or modified from time to time, the "Loan Agreement").

     B. Lender is unwilling to enter into the Loan Agreement unless Debtor enters into this Agreement concurrently.

     NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                         Definitions; Security Interest

     Section l.l. Definitions. All capitalized terms used and not otherwise defined herein shall have their respective meanings as set forth in the Loan Agreement. Terms defined in the Code shall have the same meanings when used, unless otherwise defined, in this Agreement. If the definition given a term in the Loan Agreement conflicts with the definition given that term in the Code, then the Loan Agreement definition controls to the extent allowed by law. If the definition given a term in Article 9 of the Code conflicts with the definition given that term in any other chapter of the Code, then the Article 9 definition controls. Furthermore, as used in this Agreement:

          "Account" means any "account," as such term is defined in Section 9.102(a)(2) of the Code, now owned or hereafter acquired by Debtor, and, in any event, shall include, without limitation, each of the following, whether now owned or hereafter acquired by Debtor: (a) all rights of Debtor to payment for goods sold or leased or services rendered or the license of intellectual property, whether or not earned by performance, (b) all accounts receivable of Debtor, (c) all rights of Debtor to receive any payment of money or other form of consideration, (d) all security pledged, assigned, or granted to or held by Debtor to secure any of the foregoing,
     (e) all guaranties of, or indemnifications with respect to, any of the foregoing, (f) all Chattel Paper, (g) all Instruments, and (h) all rights of Debtor as unpaid sellers of goods or services, including, but not limited to, all rights of stoppage in transit, replevin, reclamation, and resale.

          "Code" means the Uniform Commercial Code as in effect in the State of Texas, as the same has been or may be amended or revised from time to time, or, if so required with respect to any particular Collateral by mandatory provisions of applicable law, as in effect in the jurisdiction in which such Collateral is located.

          "Collateral" has the meaning specified in Section 1.2 of this Agreement.

          "Document" means any "document", as such term is defined in Section 9.102(a)(30) of the Code, now owned or hereafter acquired by Debtor, including, without limitation, all documents of title and all warehouse receipts covering, evidencing, or representing goods now owned or hereafter acquired by Debtor.

          "Equipment" means any "equipment", as such term is defined in Section 9.102(a)(33) of the Code, now owned or hereafter acquired by Debtor and in any event, shall include, without limitation, all machinery, equipment, furnishings, fixtures and vehicles now owned or hereafter acquired by Debtor and any and all additions, substitutions, and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment, and accessories installed thereon or affixed thereto.

          "Intercreditor Agreement" means that certain Intercreditor Agreement dated as of November 19, 2002 among Debtor, Lender, TCBY Systems, LLC, a Delaware limited liability company, and Wells Fargo Bank, National Association, as administrative agent for the TCBY Lenders referred to therein.

          "Inventory" means any "inventory", as such term is defined in Section 9.102(a)(65) of the Code, now owned or hereafter acquired by Debtor, and, in any event, shall include, without limitation, each of the following, whether now owned or hereafter acquired by Debtor: (a) all goods and other personal property of Debtor that are held for sale or lease or to be furnished under any contract of service, (b) all raw materials, work-in-process, finished goods, inventory, supplies, and materials of Debtor, (c) all wrapping, packaging, advertising, and shipping materials of Debtor, (d) all goods that have been returned to, repossessed by, or stopped in transit by Debtor, and (e) all Documents evidencing any of the foregoing.

          "Letter-of-Credit Right" means any "letter-of-credit right", as such term is defined in Section 9.102(a)(51) of the Code, now owned or hereafter acquired by Debtor, and in any event, shall include, without limitation, any right to payment or performance under a letter of credit, whether or not the beneficiary has demanded or is at the time entitled to demand payment or performance (but shall not include any right of a beneficiary to demand payment or performance under a letter of credit), now owned or hereafter acquired by Debtor.

          "Lockbox Agreement" means that certain Lockbox and Collection Account Agreement, executed by Borrower and Lender of even date herewith.

          "Non-Goods Collateral" means all collateral other than Inventory, Fixtures (as defined in the Deed of Trust), Equipment and other goods.

          "Proceeds" means any "proceeds," as such term is defined in Section 9.102(a)(65) of the Code and, in any event, shall include, but not be limited to, (a) any and all proceeds of any insurance, indemnity, warranty, or guaranty payable to Debtor from time to time with respect to any of the Collateral, (b) any and all payments (in any form whatsoever) made or due and payable to Debtor from time to time in connection with any requisition, confiscation, condemnation, seizure, or forfeiture of all or any part of the Collateral by any Governmental Authority (or any person acting under color of Governmental Authority), and (c) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

          "Security" has the meaning set forth in Section 8.102(a)(15) of the Code.

     Section 1.2. Security Interest. As collateral security for the prompt payment and performance in full when due of the Obligations (whether at stated maturity, by acceleration, or otherwise), Debtor hereby collaterally assigns and grants to Lender a security interest in all assets of Debtor and in the following property, whether now owned or existing or hereafter acquired or arising and wherever arising or located (such property being hereinafter sometimes called the "Collateral"): provided that "Collateral" shall not include the Americana Excluded Assets (as defined in the Intercreditor Agreement):

          (a)  all Accounts;

          (b)  all Inventory; and

          (c)  all Equipment.

If the security interest granted hereby in any rights of Debtor under any contract included in the Collateral is expressly prohibited by such contract, then the security interest hereby granted therein nonetheless remains effective to the extent allowed by Article of the Code or other applicable law but is otherwise limited by that prohibition.

Notwithstanding anything to the contrary contained herein, the Collateral shall not include any property or asset acquired hereafter by the Debtor which is subject to a purchase money Lien or a Capitalized Lease Obligation.

     Section 1.3. Debtor Remains Liable. Notwithstanding anything to the contrary contained herein, (a) Debtor shall remain liable under the contracts in all material respects and agreements included in the Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by Lender of any of its rights hereunder shall not release Debtor from any of its duties or obligations under the contracts and agreements included in the Collateral, and (c) Lender shall not have any obligation or liability under any of the contracts and agreements included in the Collateral by reason of this Agreement, nor shall Lender be obligated to perform any of the obligations or duties of Debtor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

     Section 1.4. Authorization to File Financing Statements. So long as the Loan Agreement is in effect, Debtor hereby irrevocably authorizes Lender at any time and from time to time to file in any Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as all assets of Debtor or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article of the Code, or (ii) as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by subchapter E of Chapter 9 of the Code for the sufficiency or filing office acceptance of any financing statement or amendment, including (A) whether Debtor is an organization, the type of organization and any organization identification number issued to Debtor and (B) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. Debtor agrees to furnish any such information to Lender promptly upon reasonable request.

                                   ARTICLE II

                         Representations and Warranties

     To induce Lender to enter into this Agreement and the Loan Agreement, Debtor represents and warrants to Lender that:

     Section 2.1. Title. Except for the security interest granted herein, Debtor owns, and with respect to Collateral acquired after the date hereof Debtor will own, the Collateral free and clear of any lien, security interest, or other encumbrance, except Permitted Liens (as defined in the Loan Agreement).

     Section 2.2. Accounts. Unless Debtor has given Lender written notice to the contrary, whenever the security interest granted hereunder attaches to an account, Debtor shall be deemed to have represented and warranted to Lender as to each and all of its accounts that (a) each account is genuine and in all respects what it purports to be, (b) each account represents the legal, valid, and binding obligation of the account debtor evidencing indebtedness the unpaid and owed by such account debtor arising out of the performance of labor or services by Debtor or the sale or lease of goods by Debtor, (c) the amount of each account represented as owing is the correct amount actually and to the best knowledge of Borrower, unconditionally owing except for normal trade discounts granted in the ordinary course of business, and (d) no account is subject to any offset, counterclaim, or other defense.

     Section 2.3. Financing Statements. No financing statement, security agreement, or other lien instrument covering all or any part of the Collateral is on file in any public office, except (a) as disclosed on Schedule 2.2 and (b) as may have been filed in favor of Lender pursuant to this Agreement or permitted under the Loan Agreement.

     Section 2.4. Organization and Authority. Debtor is a limited partnership duly formed, validly existing, and in good standing under the laws of its state of formation. The exact legal name of Debtor and the state of formation are set forth in the first paragraph of this Agreement. Debtor has the limited partnership power and authority to execute, deliver, and perform this Agreement, and the execution, delivery, and performance of this Agreement by Debtor has been authorized by all necessary limited partnership action on the part of Debtor and do not and will not violate any law, rule or regulation or the limited partnership certificate or limited partnership agreement of Debtor and do not and will not conflict with, result in a breach of, or constitute a default under the provisions of any indenture, mortgage, deed of trust, security agreement, or other instrument or agreement pursuant to which Debtor or any of its property is bound, except, with respect to the foregoing, where failure to comply would not have a material adverse effect on Borrower.

     Section 2.5. Principal Place of Business. The principal place of business and chief executive office of Debtor, and the office where Debtor keeps its books and records, is located at the address of Debtor shown at the end of this Agreement.

     Section 2.6. Location of Collateral. All Inventory and Equipment of Debtor are located at the locations specified on Schedule 2.3 hereto. Schedule 2.3 correctly identifies, as of the date hereof, the landlords if any, of each location identified in Schedule 2.3. None of the Collateral has been located in any location within the past four months other than as set forth on Schedule
2.3. Debtor has exclusive possession and control of its Inventory and Equipment. None of the Inventory or Equipment is evidenced by a Document (including, without limitation, a negotiable document of title).

     Section 2.7. Perfection. This Agreement creates a security interest in the Collateral in favor of Lender. Upon the filing of Code financing statements in favor of Lender in the jurisdictions listed on Schedule 2.4 attached hereto.

     Section 2.8. Litigation. There is no litigation investigation or governmental proceeding threatened against Debtor or any of its properties which if adversely determined would have a material adverse effect on the Collateral or the financial condition, operations, or business of Debtor.

                                  ARTICLE III

                                   Covenants

     Debtor covenants and agrees with Lender that until the Obligations are paid and performed in full:

     Section 3.1. Maintenance. Debtor shall maintain the Collateral in good operating condition and repair and shall not permit any waste or destruction of the Collateral or any part thereof. Debtor shall not use or permit the Collateral to be used in violation of any law or inconsistently with the terms of any policy of insurance. Debtor shall not use or permit the Collateral to be used in any manner or for any purpose that would impair the value of the Collateral or expose the Collateral to unusual risk, except as permitted under the Loan Agreement.

     Section 3.2. Encumbrances. Debtor shall not create, permit, or suffer to exist, and shall defend the Collateral against, any lien, security interest, or other encumbrance on the Collateral except as described on the Schedule 2.1 attached hereto or as permitted under the Loan Agreement or a Lien in favor of Lender, and shall defend Debtor's rights in the Collateral and Lender's security interest in the Collateral against the claims of all Persons.

     Section 3.3. Modification of Collateral. Debtor shall not do anything to materially impair Lender's rights in the Collateral. Without the prior written consent of Lender, Debtor shall not grant any extension of time for any payment with respect to the Collateral, or compromise, compound, or settle any of the Collateral, or release in whole or in part any person or entity liable for payment with respect to the Collateral, or allow any credit or discount for payment with respect to the Collateral other than normal trade discounts granted in the ordinary course of business, or release any lien, security interest, or assignment securing the Collateral, or otherwise amend or modify any of the Collateral.

     Section 3.4. Disposition of Collateral. Subject to the terms of the Loan Agreement, Debtor shall not sell, lease or otherwise dispose of the Collateral or any part thereof not in the ordinary course of business without Lender's prior written consent. Notwithstanding anything to the contrary contained herein, until the occurrence of an Event of Default, Debtor (i) may, in the ordinary course of its business, at its own expense, sell, lease or furnish under contracts of service any of the Inventory normally held by Debtor for such purpose, and use and consume, in the ordinary course of its business, any raw materials, work in process or materials normally held by Debtor for such purpose; and (ii) may grant, in the ordinary course of business, to any party obligated on or with respect to any of the Non-Goods Collateral, any rebate, refund or allowance to which such party may be lawfully entitled, and may accept, in connection therewith, the return of goods, the sale or lease of which shall have given rise to such Non-Goods Collateral.

     Section 3.5. Further Assurances. At any time and from time to time, upon Lender's reasonable request, and at the sole expense of Debtor, Debtor shall promptly execute and deliver all such further instruments and documents and take such further action as Lender may deem reasonably necessary to preserve and perfect its security interest in the Collateral and carry out the provisions and purposes of this Agreement, including, without limitation, (a) the execution and filing of such financing statements as Lender may require and (b) the deposit of all certificates of title issuable with respect to any of the Collateral and noting thereon the security interest hereunder. A carbon, photographic, or other reproduction of this Agreement or of any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement and may be filed as a financing statement. Debtor shall promptly endorse and deliver to Lender all documents, instruments, and chattel paper that it now owns or may hereafter acquire.

     Section 3.6. Risk of Loss; Insurance. Debtor shall be responsible for any loss of or damage to the Collateral. Debtor shall maintain, with financially sound, reputable and solvent companies, insurance policies (a) insuring the Collateral against loss by fire, explosion, theft, and such other risks and casualties as are customarily insured against by companies engaged in the same or a similar business, and (b) insuring Debtor and Lender against liability for personal injury and property damage relating to the Collateral, and (c) issued by Euler American Credit Indemnity insuring Debtor and Lender against loss by payment default and contract default relating to the Accounts and Inventory. Such policies shall be in such amounts and covering such risks as are customarily insured against by companies engaged in the same or a similar business, with losses payable to Debtor and Lender as their respective interests may appear. All insurance with respect to the Collateral shall provide that no cancellation, reduction in amount, or change in coverage thereof shall be effective unless Lender has received 30 days prior written notice thereof. Debtor shall deliver to Lender copies of all insurance policies covering the Collateral or any part thereof.

     Section 3.7. Warehouse Receipts Non-Negotiable. Debtor agrees that if any warehouse receipt or receipt in the nature of a warehouse receipt is issued with respect to any of its inventory, such warehouse receipt or receipt in the nature thereof shall not be "negotiable" (as such term is used in Section 7-104 of the Code).

     Section 3.8. Inspection Rights. Debtor shall permit Lender and its representatives to examine or inspect the Collateral wherever located and to examine, inspect, and copy Debtor's books and records at any reasonable time and as often as Lender reasonably deems necessary, upon reasonable request.

     Section 3.9. Mortgagee's and Landlord Waivers. Debtor shall use its best efforts cause each mortgagee of real property owned by Debtor and each landlord of real property leased by Debtor to execute and deliver instruments reasonably satisfactory in form and substance to Lender by which such mortgagee or landlord waives their rights, if any, in the Collateral.

     Section 3.10. Taxes. Debtor agrees to pay or discharge prior to delinquency all taxes, assessments, levies, and other governmental charges imposed on its property, aside from those taxes, levies, assessments and governmental charges that do not exceed $2,000,00 and do not constitute a Lien on any property, except no Debtor shall be required to pay or discharge any tax, assessment, levy, or other governmental charge if (a) the amount or validity thereof is being contested by Debtor in good faith by appropriate proceedings diligently pursued, (b) such proceedings do not involve any risk of sale, forfeiture, or loss of the Collateral or any interest therein, and (c) adequate reserves therefor have been established in conformity with GAAP.

     Section 3.11. Obligations. Debtor shall duly and punctually pay and perform the Obligations in all material aspects.

     Section 3.12. Notification, Debtor shall promptly notify Lender of (a) any lien, security interest, encumbrance, or claim made or threatened against the Collateral, (b) any material change in the Collateral, including, without limitation, any material damage to or loss of the Collateral, and (c) the occurrence or existence of any Event of Default or the occurrence or existence of any Default.

     Section 3.13. Corporate Changes. Debtor shall not change its name, identity, state of organization, or its limited partnership structure in any manner that might make any financing statement filed in connection with this Agreement seriously misleading unless Debtor has given Lender 30 days prior written notice thereof and has taken all action deemed reasonably necessary by Lender to make each financing statement not seriously misleading, Debtor shall not change its principal place of business, chief executive office, or the place where it keeps its books and records unless it has given Lender 30 days prior written notice thereof and shall nave taken all action deemed necessary or desirable by Lender to cause its security interest in the Collateral to be perfected with the priority required by this Agreement.

     Section 3.14. Books and Records; Information. Debtor shall keep accurate and complete books and records of the Collateral and Debtor's business and financial condition in accordance with GAAP. Debtor shall from time to time at the reasonable request of Lender deliver to Lender such information regarding the Collateral and Debtor as Lender may reasonably request, including, without limitation, lists and descriptions of the Collateral and evidence of the identity and existence of the Collateral. Debtor shall mark its books and records to reflect the security interest of Lender under this Agreement.

     Section 3.15. Compliance with Agreements. Debtor shall comply in all material respects with all mortgages, deeds of trust, instruments, and other agreements binding on it or affecting its properties or business.

     Section 3.16. Compliance with Laws. Debtor shall comply in all material respects with all applicable laws, rules, regulations, and orders of any court or governmental authority.

     Section 3.17. Location of Collateral. Debtor shall not move any of its equipment, machinery, or inventory from the locations specified herein without the prior written consent of Lender other than obsolete or wornout equipment, machinery or inventory.

     Section 3.18. Collection of Accounts. All collection and receipt of payments for the accounts shall be in accordance with the Lockbox Agreement.

     Section 3.19. Federal, State or Municipal Claims. Debtor will notify Lender of any Collateral which constitutes a claim against the United States government or any state or local government or any instrumentality or agency thereof, the assignment of which claim is restricted by federal, state or municipal law.

     Section 3.20. Title Procedures.

          (a) In each case of a certificate of title required to have a Lien in favor of Lender noticed on it, when Debtor receives the original certificate of title showing such Lien, Debtor shall promptly deliver the same to Lender. If the certificates of title issued by a particular state are sent directly to Debtor, Debtor shall hold the same in trust for the sole and exclusive benefit of Lender; and if the certificates of title are sent to the dealer, the vehicle manufacturer or Debtor's licensee, Debtor shall arrange for such certificates of title to be promptly delivered to Lender.

          (b) Debtor hereby agrees to reimburse Lender for all of its reasonable fees, out-of-pocket costs and expenses, including reasonable attorneys' fees and expenses, paid or properly incurred by tender in connection with the perfection and maintenance of perfection of the Liens in the Collateral, including the possession of certificates of title from time to time by Lender, including the fees and expenses of maintaining the certificates of title for vehicles.

     Section 3.21. Letters-of-Credit Rights. If Debtor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of Debtor, Debtor shall promptly notify Lender thereof in writing and, at Lender's request, Debtor shall, pursuant to an agreement in form and substance reasonably satisfactory to Lender, either (a) arrange for the issuer or any confirmer of such letter of credit to consent to an assignment to Lender of the proceeds of any drawing under the letter of credit or (b) arrange for Lender to become the transferee beneficiary of the letter of credit, with Lender agreeing, in each case, that the proceeds of any drawing under the letter of credit are to be applied as provided in the Loan Agreement.

                                   ARTICLE IV

                                 Lender's Rights

     Section 4.1. Power of Attorney. Debtor hereby irrevocably constitutes and appoints Lender and any officer or agent thereof, with roll power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the name of Debtor or in its own name, to take any and all action and to execute any and all documents and instruments which Lender at any time and from time to time deems reasonably necessary or desirable to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, Debtor hereby gives Lender the power and right, coupled with an interest, on behalf of Debtor and in its own name to do any of the following, without notice to or the consent of Debtor, which power may be exercised only upon the occurrence of an Event of Default;

          (a) to demand, sue for, collect, or receive in the name of Debtor or in its own name, any money or property at any time payable or receivable on account of or in exchange for any of the Collateral and, in connection therewith, endorse checks, notes, drafts, acceptances, money orders, documents of title, or any other instruments for the payment of money under the Collateral or any policy of insurance;

          (b) to pay or discharge taxes, liens, security interests, or other encumbrances levied or placed on or threatened against the Collateral;

          (c) to send requests for verification to account debtors and other obligors;

          (d) to notify post office authorities to change the address for delivery of mail of Debtor to an address designated by Lender and to receive, open, and dispose of mail addressed to Debtor;

          (e) (i) to direct account debtors and any other parties liable for any payment under any of the Collateral to make payment of any and all monies due and to become due thereunder in accordance with the Lockbox Agreement;
     (ii) to receive payment of and receipt for any and all monies, claims, and other amounts due and to become due at any time in respect of or arising out of any Collateral; (iii) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, proxies, stock powers, verifications, and notices in connection with accounts and other documents relating to the Collateral; (iv) to commence and prosecute any suit, action, or proceeding at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral; (v) to defend any suit, action, or proceeding brought against Debtor with respect to any Collateral; (vi) to settle, compromise, or adjust any suit, action, or proceeding described above and, in connection therewith, to give such discharge or releases as Lender may deem appropriate; (vii) to exchange any of the Collateral for other property upon any merger, consolidation, reorganization, recapitalization, or other readjustment of the issuer thereof and, in connection therewith, deposit any of the Collateral with any committee, depositary, transfer agent, registrar, or other designated agency upon such terms as Lender may determine; (viii) to add or release any guarantor, endorser, surety, or other party to any of the Collateral or the Obligations; (ix) to renew, extend, or otherwise change the terms and conditions of any of the Collateral or Obligations; (x) to insure, and to make, settle, compromise, or adjust claims under any insurance policy covering, any of the Collateral; and (xi) to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Lender was the absolute owner thereof for all purposes, and to do, at Lender's option and Debtor's expense, at any time, or from time to time, all acts and things which Lender deems necessary to protect, preserve, or realize upon the Collateral and Lender's security interest therein.

     This power of attorney is a power coupled with an interest and shall be irrevocable. Lender shall be under no duty to exercise or withhold the exercise of any of the rights, powers, privileges, and options expressly or implicitly granted to Lender in this Agreement, and shall not be liable for any failure to do so or any delay in doing so. Lender shall not be liable for any act or omission or for any error of judgment or any mistake of fact or law in its individual capacity or in its capacity as attorney-in-fact except for acts or omissions resulting from its willful misconduct or gross negligence. This power of attorney is conferred on Lender solely to protect, preserve, and realize upon its security interest in the Collateral. Lender shall not be responsible for any decline in the value of the Collateral and shall not be required to take any steps to preserve rights against prior parties or to protect, preserve, or maintain any security interest or lien given to secure the Collateral.

     Section 4.2. Certain Covenants and Rights Regarding the Collateral.

          (a) If any part of the Collateral is or becomes subject to the Federal Assignment of Claims Act, Debtor will execute all instruments and take all steps required by Lender to comply with that act. After the occurrence of an Event of Default and during the continuance thereof, if part of the Collateral is evidenced by Chattel Paper or by one or more promissory notes, trade acceptances or other Instruments for the payment of money, Debtor will, at the request of Lender, immediately deliver them to Lender, appropriately endorsed to the order of Lender, and regardless of the form of endorsement, Debtor waives presentment, demand, notice of dishonor, protest, and notice of protest.

          (b) If the validity or priority of this Agreement or of any rights, titles, security interests or other interests created or evidenced hereby shall be attacked, endangered, or questioned, or if any legal proceedings are instituted with respect thereto, Debtor will give prompt written notice thereof to Lender and, at Debtor's own cost and expense, will diligently endeavor to cure any defect which may be developed or claimed, and will take all necessary and proper steps for the defense of such legal proceedings, and Lender (whether or not named as a party to the legal proceedings with respect thereto) is hereby authorized and empowered to take such additional steps as in its reasonable judgment and discretion may be necessary or proper for the defense of any such legal proceedings or the protection of the validity or priority of this Agreement and the rights, titles, security interests, and other interests created or evidenced hereby, and all reasonable expenses so properly incurred of every kind and character shall be a demand obligation owing by Debtor and the party incurring such expenses shall be subrogated to all rights of the Person receiving such payment.

          (c) Upon the occurrence of an Event of Default, Lender is authorized to take possession peaceably of the Collateral and of all books, records and accounts relating thereto, and to exercise without interference from Debtor any and all rights which Debtor has with respect to the possession, protection, or preservation of the Collateral. If necessary to obtain the possession provided for above, Lender may invoke any and all legal remedies to dispossess Debtor, including specifically one or more actions for forcible entry and detainer. In connection with any reasonable action taken by Lender pursuant to this Section, Lender shall not be liable for any loss sustained by Debtor resulting from any act or omission of Lender unless such loss is caused by the gross negligence or willful misconduct and bad faith of Lender, nor shall Lender be obligated to perform or discharge any obligation, duty, or liability under any sale or lease agreement covering the Collateral or any part thereof, or under or by reason of this Agreement or exercise of rights or remedies hereunder.

     Section 4.3. Performance by Lender. If Debtor fails to perform or comply with any of its agreements contained herein, Lender may, at its reasonable discretion, cause or attempt to cause performance or compliance with such agreement and the expenses of Lender, together with interest thereon at the maximum nonusurious per annum rate permitted by applicable law, shall be payable by Debtor to Lender on demand and shall constitute Obligations secured by this Agreement. Notwithstanding the foregoing, it is expressly agreed that Lender shall not have any liability or responsibility for the performance of any obligation of Debtor under this Agreement except as set forth herein and under the Loan Agreement.

     Section 4.4. Setoff: Property Held by Lender. Lender shall have the right to set off and apply against the Obligations, at any time and without notice to Debtor, any and all deposits (general or special, time or demand, provisional or final) or other sums at any time credited by or owing from Lender to Debtor whether or not the Obligations are then due. As additional security for the Obligations, Debtor hereby grants Lender a security interest in all money, instruments, and other property of Debtor now or hereafter held by Lender, including, without limitation, property held in safekeeping. In addition to Lender's right of setoff and as further security for the Obligations, Debtor hereby grants Lender a security interest in all deposits (general or special, time or demand, provisional or final) and other accounts of Debtor now or hereafter deposited with or held by Lender and all other sums at any time credited by or owing from Lender to Debtor. The rights and remedies of Lender hereunder are in addition to other rights and remedies (including, without limitation, other rights of setoff) which Lender may have.

     Section 4.5. Subrogation. If any of the Obligations are given in renewal or extension or applied toward the payment of indebtedness secured by any Lien, Lender shall be, and is hereby, subrogated to all of the rights, titles, interests and Liens securing the indebtedness so renewed, extended, or paid.

     Section 4.6. Lender's Duty of Care. Other than the exercise of reasonable care in the physical custody of the Collateral while held by Lender hereunder, Lender shall have no responsibility for or obligation or duty with respect to all or any part of the Collateral or any matter or proceeding arising out of or relating thereto, including without limitation any obligation or duty to collect any sums due in respect thereof or to protect or preserve any rights against prior parties or any other rights pertaining thereto, it being understood and agreed that Debtor shall be responsible for preservation of all rights in the Collateral. Without limiting the generality of the foregoing, Lender shall be conclusively deemed to have exercised reasonable care in the custody of the Collateral if Lender takes such action, for purposes of preserving rights in the Collateral, as Debtor may reasonably request in writing, but no failure or omission or delay by Lender in complying with any such request by Debtor, and no refusal by Lender to comply with any such request by Debtor, shall be deemed to be a failure to exercise reasonable care, solely by virtue of such failure, omission, delay or refusal.

                                    ARTICLE V

                                     Default

     Section 5.1. Rights and Remedies. Upon the occurrence of an Event of Default, Lender shall have the following rights and remedies:

          (a) In addition to all other rights and remedies granted to Lender in this Agreement and in any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof, Lender shall have all of the rights and remedies of a secured party under the Code as adopted by the State of Texas. Without limiting the generality of the foregoing, Lender may (i) without demand or notice to Debtor, collect, receive, or take possession of the Collateral or any part thereof and for that purpose Lender may enter upon any premises on which the Collateral is located and remove the Collateral therefrom or render it inoperable, and/or
     (ii) sell, lease, or otherwise dispose of the Collateral, or any part thereof, in one or more parcels at public or private sale or sales, at Lender's or its agent's offices or elsewhere, for cash, on credit, or for future delivery. Lender may specifically disclaim any and all warranties on Collateral sold, leased or otherwise disposed of by Lender. Upon the reasonable request of Lender, Debtor shall assemble the Collateral and make it available to Lender at any place designated by Lender that is reasonably convenient to Debtor and Lender. Debtor agrees that Lender shall not be obligated to give more than ten (10) days written notice of the time and place of any public sale or of the time after which any private sale may take place and that such notice shall constitute reasonable notice of such matters. Debtor shall be liable for all expenses of retaking, holding, preparing for sale, or the like, and all attorneys' fees, legal expenses, and all other costs and expenses properly incurred by Lender in connection with the collection of the Obligations and the enforcement of Lender's rights under this Agreement. Lender may apply the Collateral against the Obligations in such order and manner as provided in the Loan Agreement. Debtor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay the Obligations in full. Debtor waives all rights of marshalling in respect of the Collateral.

          (b) Lender may cause any or all of the Collateral held by it to be transferred into the name of Lender or the name or names of Lender's nominee or nominees.

          (c) Lender may exercise or cause to be exercised all voting rights and limited partnership powers in respect of the Collateral.

     Section 5.2. Application of Proceeds of Sale. The proceeds of any sale of Collateral pursuant to Section 5.1 hereof, as well as any Collateral consisting of cash, shall be applied by Lender as provided in the Loan Agreement. Upon any sale of the Collateral by Lender (including, without limitation, a sale pursuant to the Code or under a judicial proceeding), the receipt of Lender or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to Lender or such officer or be answerable in any way for the misapplication thereof.

                                   ARTICLE VI

                                  Miscellaneous

     Section 6.1. Expenses: Indemnification. Debtor agrees to pay on demand all reasonable costs and out-of-pocket expenses properly incurred by Lender in connection with the preparation, negotiation, and execution of this Agreement and any and all amendments, modifications, and supplements hereto. Debtor agrees to pay and to hold Lender harmless from and against all fees and all excise, sales, stamp, and other taxes payable in connection with this Agreement or the transactions contemplated hereby. Debtor hereby indemnifies Lender and its affiliates thereof and their respective officers, directors, employees, attorneys, and agents from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, penalties, judgments, costs, and expenses (including attorneys' fees) to which any of them may become subject which directly or indirectly arise from or relate to (a) the negotiation, execution, delivery, performance, administration, or enforcement of this Agreement or any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof, (b) any of the transactions contemplated by this Agreement or any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof, (c) any breach by Debtor of any representation, warranty, covenant, or other agreement contained in this Agreement or any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof, or (d) any investigation, litigation, or other proceeding, including, without limitation, any threatened investigation, litigation, or other proceeding relating to any of the foregoing except as the foregoing may have been caused by Lender's own willful misconduct or gross negligence. Without limiting any provision of this Agreement or any other instrument, or agreement securing, evidencing, or relating to the Obligations or any part thereof, it is the express intention of the parties hereto that each Person to be indemnified under this Section shall be indemnified from and held harmless against any and all losses, liabilities, claims, damages, penalties, judgments, costs, and expenses (including attorneys' fees) arising out of or resulting from the sole or contributory negligence of the Person to be indemnified. Debtor hereby agrees to hold Lender and any agent designated by Lender to take possession of the certificates of title harmless and agree to indemnify Lender and its agent(s) from and against all liabilities, claims, demands, losses, actions, suits, judgments, and any other type of financial exposure suffered by Lender and its agent(s) in connection with the performance of their duties hereunder (except to the extent caused by Lender's or its agent's gross negligence or willful misconduct), including all steps taken or not taken in connection with the perfection and maintenance of the Liens in the Collateral.

     Section 6.2. No Waiver: Cumulative Remedies. No failure on the part of Lender to exercise and no delay in exercising, and no course of dealing with respect to, any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided for in this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

     Section 6.3. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Debtor, Lender and their respective successors and assigns, except that Debtor may not assign any of its rights or obligations under this Agreement without the prior written consent of Lender.

     Section 6.4. AMENDMENT: ENTIRE AGREEMENT. THIS AGREEMENT EMBODIES THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDES ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL

AGREEMENTS AMONG THE PARTIES HERETO. The provisions of this Agreement may be amended or waived only by an instrument in writing signed by the parties hereto. In the event any term or provision of this Agreement expressly conflicts with any term or provision of the Loan Agreement, the terms and provisions of the Loan Agreement shall govern and control.

     Section 6.5. Notices. All notices and other communications provided for in this Agreement shall be given or made as set forth in Section 10.11 of the Loan Agreement.

     Section 6.6. Applicable Law; Venue; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas and the applicable laws of the United States of America. This Agreement has been entered into in Dallas County, Texas, and it shall be performable for all purposes in Dallas County, Texas. Any action or proceeding against Debtor under or in connection with this Agreement or any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof may be brought in any state or federal court in Dallas County, Texas. Debtor hereby irrevocably (a) submits to the nonexclusive jurisdiction of such courts, and (b) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum. Debtor agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified or determined in accordance with the provisions of Section 6.5 of this Agreement. Nothing in this Agreement or any other instrument or agreement securing, evidencing, or relating to the Obligations or any part thereof shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Debtor or with respect to any of the Collateral in any state or federal court in any other jurisdiction. Any action or proceeding by Debtor against Lender shall be brought only in a court located in Dallas County, Texas.

     Section 6.7. Headings. The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

     Section 6.8. Survival of Representations and Warranties. All representations and warranties made in this Agreement or in any certificate delivered pursuant hereto shall survive in all material aspects the execution and delivery of this Agreement, and no investigation by Lender shall affect the representations and warranties or the right of Lender to rely upon them.

     Section 6.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

     Section 6.10. Waiver of Bond. In the event Lender seeks to take possession of any or all of the Collateral by judicial process, Debtor hereby irrevocably waives any bonds and any surety or security relating thereto that may be required by applicable law as an incident to such possession, and waive any demand for possession prior to the commencement of any such suit or action.

     Section 6.11. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     Section 6.12. Construction. Debtor and Lender acknowledge that each of them has had the benefit of legal counsel of their own choice and has been afforded an opportunity to review this Agreement with their legal counsel and that this Agreement shall be construed as if jointly drafted by Debtor and Lender.

     Section 6.13. Obligations Absolute. The obligations of Debtor under this Agreement shall be absolute and unconditional and shall not be released, discharged, reduced, or in any way impaired by any circumstance whatsoever, including, without limitation, any amendment, modification, extension, or renewal of this Agreement, the Obligations, or any document or instrument evidencing, securing, or otherwise relating to the Obligations, or any release or subordination of collateral, or any waiver, consent, extension, indulgence, compromise, settlement, or other action or inaction in respect of this Agreement, the Obligations, or any document or instrument evidencing, securing, or otherwise relating to the Obligations, or any exercise or failure to exercise any right, remedy, power, or privilege in respect of the Obligations.

     Section 6.14. WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEBTOR AND LENDER HEREBY IRREVOCABLY AND EXPRESSLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF LENDER IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT THEREOF.

     Section 6.15. Termination. Upon payment in full of the Indebtedness and the performance of all Obligations under the Loan Documents, this Agreement shall terminate and Lender shall execute the documents that Debtor reasonably requests, at the expense of Debtor, to evidence such termination.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

                                       DEBTOR:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership

                                       By: AF SUB CORP., a Delaware corporation,
                                           its General Partner


                                           By: /s/ Dudley C. Mecum
                                               ---------------------------------
                                               Name: Dudley C. Mecum
                                               Title: President

                                       Address for Notices:

                                       3333 Dan Morton Drive
                                       Dallas, Texas 75236
                                       Fax No.:
                                                --------------------------------
                                       Telephone No.:
                                                      --------------------------
                                       Attention:
                                                  ------------------------------

                                       LENDER:

                                       REGIONS BANK,
                                       an Alabama banking corporation


                                       By: /s/ Riley C. Couch
                                           -------------------------------------
                                           Riley C. Couch, President

                                       Address for Notices:

                                       1111 West Mockingbird
                                       Dallas, Texas 75247
                                       Fax No.: 214-630-1458
                                       Telephone No.: 214-631-4500
                                       Attention: Commercial Real Estate Lending

                                  SCHEDULE 2.1

                               UCC Search Results

1.   Those financing statements listed on Schedule 2.2 attached hereto.

                                     Leases

1. Lease agreement dated as of August 9, 2001, by and between Americana Foods Limited Partnership and Kyocera Mita Copiers.

2. Lease agreement dated as of September 1, 2001, by and between Americana Foods Limited Partnership and Muzak.

3. Lease agreement dated as of October 14, 2001, by and between Americana Foods Limited Partnership and Crown Credit Company.

4. Lease agreement dated as of June 14, 2002, by and between Americana Foods Limited Partnership and Crown Credit Company.

5. Lease agreement dated as of June 14, 2002, by and between Americana Foods Limited Partnership and Associates/Citicapital.

6. Month to month Forklift Rental Agreement, by and between Americana Foods Limited Partnership and Stewart & Stevenson.

7. Lease agreement dated as of March 14, 2002, by and between Americana Foods Limited Partnership and Crown Credit Company.

8. Lease agreement dated as of September 23, 2002, by and between Americana Foods Limited Partnership and Tetra Financial Group.

9. Lease agreement dated as of December 3, 1996, by and between Americana Foods Limited Partnership and Huhtamaki.

10. Lease agreement dated as of June 24, 1998, by and between Americana Foods Limited Partnership and Huhtamaki.

11. Month to month Ravelle Ice Cream Filler Rental Agreement, by and between Americana Foods limited Partnership and Huhtamaki.

12. Month to month Revelle Cover Feeder rental agreement, by and between Americana Foods Limited Partnership and Huhtamaki.

13. Lease agreement dated as of February 20, 2001, by and between Americana Foods Limited Partnership and American Packaging Capital.

14. Lease agreement dated as of August 7, 2002, by and between Americana Foods Limited Partnership and Bright Leasing.

15. Month to month Trailer Rental Agreement, by and between Americana Foods Limited Partnership and PLM Trailer.

                                  SCHEDULE 2.2

                              Financing Statements

                               UCC Search Results

1. Financing Statement Number 00-00509396 filed on June 2, 2000, naming Wells Fargo Bank, National Association, as agent as Secured Party.

2. Financing Statement Number 00-00524267 filed on June 19, 2000, naming International Paper Company as Secured Party.

3. Financing Statement Number 00-00544640 filed on July 17, 2000, naming Shannon Corporation as Secured Party.

4. Financing Statement Number 00-00627007 filed on November 15, 2000, naming American Packaging Capital as Secured Party.

5. Financing Statement Number 01-00028095 filed on February 12, 2001, naming Packaging Equipment Leasing as Secured Party.

6. Financing Statement Number 02-0004261207 filed on September 6, 2001, naming Wells Fargo Bank, National Association as agent as Secured Party.

7. Financing Statement Number 02-0013972408 filed on December 27, 2001, naming Crown Credit Company as Secured Party.

8. Financing Statement Number 02-0021776661 filed on March 7, 2002, naming Dimension Funding, LLC as Secured Party.

9. Financing Statement Number 02-0026912941 filed on December 27, 2001, naming Crown Credit Company as Secured Party.

10. Financing Statement Number 02-0032372857 filed on June 3, 2002, naming W S Packaging - Superior Label Systems as Secured Party.

11. Financing Statement Number 02-0035177621 filed on June 26, 2002, naming Crown Credit Company as Secured Party.

12. Financing Statement Number 03-0003483203 filed on October 2, 2002, naming Tetra Financial Group as Secured Party.

                                   SCHEDULE 2.3

                             Location of Collateral

1. Americana Foods Limited Partnership
   3333 Dan Morton Drive
   Dallas, TX 75236

2. Service Craft, LLC
   3951 LaReunion #69
   Dallas, TX 75236
   Landlord: John Dennington (Operations Manager) 972-709-8100

                                  SCHEDULE 2.4

                                   Perfection

1. Secretary of State of Texas

2. Dallas County